14

06015982

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grasim Industries Ltd

*CURRENT ADDRESS

PROCESSED
AUG 1 6 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03322 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 8/14/06

GRASIM

ADITYA BIRLA GROUP

Grasim Industries Limited

082-03322

3-31-06

AR/S



ANNUAL REPORT | 2005-2006

IN HOMAGE TO OUR VISIONARIES OUR INSPIRATIONS AND OUR GUIDING LIGHT



GHANSHYAMDAS BIRLA



ADITYA VIKRAM BIRLA

ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

NOTICE is hereby given that the Fifty Ninth Annual General Meeting of the shareholders of Grasim Industries Limited, will be held at the Registered Office of the Company at GRASIM STAFF CLUB, Birlagram, Nagda 456 331 (M.P.) on Friday, the 25th day of August, 2006 at 11.30 A.M. (S.T.) to transact, with or without modifications, as may be permissible, the following business:

1. To receive, consider and adopt the audited Balance Sheet as at 31st March, 2006 and the Profit and Loss Account for the year ended 31st March, 2006 and the Reports of the Directors and the Auditors of the Company.
2. To declare dividend on Equity Shares for the year ended 31st March, 2006.
3. To appoint a Director in place of Shri Kumar Mangalam Birla, who retires from office by rotation, and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of Shri M.L. Apte, who retires from office by rotation, and being eligible, offers himself for re-appointment.
5. To appoint a Director in place of Shri R.C. Bhargava, who retires from office by rotation, and being eligible, offers himself for re-appointment.
6. To consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions relating to the appointment of Auditors of the Company :

   A. **"RESOLVED** that Messrs. G.P. Kapadia & Co., Chartered Accountants, Mumbai be and are hereby re-appointed as the Statutory Auditors of the Company under Section 224 and other applicable provisions, if any, of the Companies Act, 1956 to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs. 26,00,000/- (Rupees Twenty six lacs only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

   B. **"RESOLVED** that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. A.F. Ferguson & Co., Chartered Accountants, Mumbai be and are hereby re-appointed as Branch Auditors of the Company, to audit the Accounts in respect of the Company's manufacturing plants of Grey Cement and White Cement, Marketing Zones, Terminals and Ready Mix Concrete Units, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs.30,00,000/- (Rupees Thirty lacs only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

   C. **"RESOLVED** that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Vidyarthi & Sons, Chartered Accountants, Lashkar, Gwalior be and are hereby re-appointed as Branch Auditors of the Company, to audit the Accounts in respect of the Company's Vikram Woollens Division, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs. 65,000/- (Rupees Sixty five thousand only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

7. To consider, and if thought fit, to pass the following Resolution as a Special Resolution :

   "RESOLVED THAT in partial modification of the Resolutions passed by the members of the Company at the Annual General Meetings held on 17th July, 2004 and 9th July, 2005 and pursuant to Sections 198, 269, 309 and 310 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956 (the said Act), including any statutory modification or re-enactment thereof for the time being in force, consent of the Company be and is hereby accorded :

   i) to the revision in the amount of the monthly Basic Salary payable to Shri Shailendra K. Jain, Whole Time Director of the Company upto an overall limit of Rs.7,50,000/- (Rupees Seven lacs fifty thousand only) per month;

   ii) to the revision in the amount of Special Allowance payable to Shri Shailendra K. Jain, Whole Time Director of the Company upto an overall limit of Rs.7,00,000/- (Rupees Seven lacs only) per month; and

   iii) to the revision in the amount of Performance Linked Variable Pay and/or Long Term Incentive Compensation (LTIC) and/or any other compensation as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs.70,00,000/- (Rupees Seventy lacs only) in a year on this account

   as may be decided by the Board of Directors of the Company from time to time for the remainder of his tenure of his current term i.e. upto 30th November, 2006 subject, however, to the limits prescribed in Part II of Schedule XIII to the said Act and subject to the consequential variation or increase in the remuneration due to the revision in the terms of his remuneration as aforesaid, the other terms and conditions of his appointment remaining the same as approved at the Annual General Meetings of the Company held on 17th July, 2004 and 9th July, 2005."

8. To consider, and if thought fit, to pass the following Resolution as a Special Resolution :

"**RESOLVED THAT** in partial modification of the Resolution passed by the members of the Company at the Annual General Meeting held on 9th July, 2005 and pursuant to Sections 198, 269, 309, 310 and 314 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956 (the said Act), including any statutory modification or re-enactment thereof for the time being in force, consent of the Company be and is hereby accorded :

i) to the revision in the amount of the monthly Basic Salary payable to Shri D.D. Rathi, Whole Time Director of the Company upto an overall limit of Rs.5,50,000/- (Rupees Five lacs fifty thousand only) per month;

ii) to the revision in the amount of Special Allowance payable to Shri D.D. Rathi, Whole Time Director of the Company upto an overall limit of Rs.5,00,000/- (Rupees Five lacs only) per month;

iii) to the revision in the amount of Performance Linked Variable Pay and/or Long Term Incentive Compensation (LTIC) and/or any other compensation as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs.70,00,000/- (Rupees Seventy lacs only) in a year on this account

as may be decided by the Board of Directors of the Company from time to time for the remainder of his tenure of his current term i.e. upto 31st July, 2007 subject, however, to the limits prescribed in Part II of Schedule XIII to the said Act and subject to the consequential variation or increase in the allowances and other remuneration due to the revision in his basic salary and special allowance as aforesaid, the other terms and conditions of his appointment remaining the same as approved at the aforesaid Annual General Meeting of the Company held on 9th July, 2005; and

iv) Although considering the provisions of Section 314(1) of the said Act, Shri Rathi would not be holding any office or place of profit by his being a mere director of the Company's subsidiaries, approval be and is hereby also granted by way of abundant caution to Shri Rathi to accept sitting fees for attending the meetings of the Board of Directors of the subsidiary companies of the Company or any Committees thereof, wherever he is member on the Board of such subsidiary company or any Committees thereof."

9. To consider, and if thought fit, to pass the following Resolution as a Special Resolution :

"**RESOLVED THAT** in terms of Article 169 of the Articles of Association of the Company and pursuant to the provisions of Sections 198, 269, 309, 311, 314, Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 (the said Act) and all guidelines for managerial remuneration issued by the Central Government from time to time, consent of the Company be and is hereby granted for the re-appointment of Shri Shailendra K. Jain as the Whole-time Director of the Company for a further period of 3 years with effect from 1st December, 2006 upto 30th November, 2009 with liberty to either party to terminate the appointment on three months notice in writing to the other and on the terms as to remuneration and perquisites as set out below :

1. **Period** :

   Three years w.e.f. 1st December, 2006 with liberty to either party to terminate the appointment by three months notice in writing to the other.

2. **Remuneration**:

   (a) Basic Salary - Rs.7,23,287/- (Rupees Seven lacs twenty three thousand two hundred eighty seven only) per month with such increment(s) in salary and perquisites as the Board may decide from time to time, subject however to a ceiling of Rs.9,00,000/- (Rupees Nine lacs only) per month as Basic Salary.

   (b) Special Allowance - Rs.6,72,316/- (Rupees Six lacs seventy two thousand three hundred sixteen only) per month with such increment(s) as the Board may decide from time to time, subject however to a ceiling of Rs.9,00,000/- (Rupees Nine lacs only) per month.

   (c) Compensatory Allowance – Rs.6,880/- (Rupees Six thousand eight hundred eighty only) per month.

   (d) Performance Linked Variable Pay and/or Long Term Incentive Compensation (LTIC) and/or any other compensation as may be decided by the Board from time to time upto the end of his tenure, the same to be made on a pro rata basis every month or on an annual basis or partly monthly and partly on annual basis at the discretion of the Board subject to a maximum of Rs.75,00,000/- (Rupees Seventy five lacs only) in a year on this account.

3. **Perquisites as under**:

   (a) The Company shall provide accommodation at market rent and the perquisites in respect of gas, electricity, water and furnishings and the expenditure incurred thereon by the Company shall be valued as per the applicable Income Tax Rules.

(b) Reimbursement of Leave Travel Expenses for self and family (which shall include spouse, dependent children and parents) in accordance with the Rules of the Company.

(c) Reimbursement of medical expenses (including insurance premium for medical and hospitalization policy, if any) for self and family, which shall include spouse, children and dependent parents, at actuals.

(d) Club fees, subject to a maximum of two clubs.

(e) Leave and encashment of leave as per the Rules of the Company.

(f) Personal Accident Insurance cover and Group Medical cover as per the Rules of the Company.

(g) Contribution to Provident Fund, Superannuation or Annuity Fund as per the Rules of the Company, to the extent these, either singly or put together, are not taxable under the Income Tax Act, 1961.

(h) Gratuity and/or contribution to Gratuity Fund of the Company as per the Rules of the Company as applicable to other Senior Executives of the Company.

(i) One Company maintained Car with driver for use exclusively for Company's business and another Company maintained Car with driver for use for Company's business and personal purposes and telephones at residence.

(j) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company as per the Rules of the Company. Travelling expenses of spouse accompanying the Whole Time Director on any official overseas or inland trip will be governed as per the Rules of the Company.

(k) Any other allowances, benefits and perquisites as per the Rules of the Company as are applicable to the Senior Executives of the Company and/or which may become applicable in the future and/or any other allowances, benefits and perquisites as the Board may from time to time decide.

The aggregate of the remuneration and perquisites as aforesaid in any financial year shall not exceed the limits prescribed from time to time under Sections 198, 309, 310 and all other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act or any statutory modifications or re-enactment thereof for the time being in force, or otherwise as may be permissible at law.

4. Where in any financial year, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid or given to Shri Shailendra K. Jain subject to the applicable provisions of Schedule XIII to the said Act.

5. So long as Shri Shailendra K. Jain functions as the Whole-time Director of the Company, he shall not be paid any fees for attending the meetings of the Board of Directors of the Company or any Committees thereof.

However, considering the provisions of Section 314 (1) of the Companies Act, 1956, although Shri Jain would not be holding any office or place of profit by his being a mere director of the Company's subsidiaries, approval be and is hereby also granted by way of abundant caution for him to accept the sitting fees for attending the meetings of the Board of Directors of the subsidiary companies of the Company or any Committees thereof, wherever he is member on the Board of such subsidiary company or any Committees thereof."

10. To consider, and if thought fit, to pass the following Resolution as a Special Resolution:

"RESOLVED THAT pursuant to the provisions of Section 314 or any other applicable provisions of the Companies Act, 1956 or any other applicable provisions of law for the time being in force, consent of the Company be and is hereby accorded to the Whole Time Director(s) of the Company receiving sitting fees for attending meetings of the Board of Directors/Committees of Directors of the Company's subsidiaries."

11. To consider and, if thought fit, to pass the following Resolution as a Special Resolution:

"RESOLVED THAT pursuant to Sections 198, 309(4) and other applicable provisions, if any, of the Companies Act, 1956 (including any amendments thereto or re-enactment thereof for the time being in force), consent of the Company be and is hereby accorded to the payment of, in addition to the sitting fees for attending the meetings of the Board or Committee(s) thereof and reimbursement of expenses, in accordance with the relevant provisions of the Articles of Association of the Company, commission to the Directors (other than the Whole Time Directors), for a period of five years commencing from 1st April, 2006 at a rate not exceeding 1% (one percent) per annum of the net profits of the Company calculated in accordance with the relevant provisions of the said Act, in each year, but subject to such ceiling, if any, per annum as the Board may from time to time fix in this behalf, such commission being divisible amongst the Directors in such proportion and in such manner as may be decided by the Board."

By Order of the Board

ASHOK MALU
Sr. Vice President & Company Secretary

Place: Mumbai
Date: 17th July, 2006

NOTES FOR MEMBERS' ATTENTION :

1) A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

   THE INSTRUMENT APPOINTING A PROXY SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTYEIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2) An Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in respect of items 7 to 11 of the Notice as set out above, is annexed hereto.

3) The Register of Members and Share Transfer Books of the Company will remain closed from 11th August, 2006 to 25th August, 2006 (both days inclusive) for the purpose of payment of dividend.

4) The dividend, as recommended by the Board, if sanctioned at the meeting, will be paid on or after the 25th August, 2006 to those members or their mandates whose names stand registered on the Company's Register of Members :-

   a) as Beneficial Owners as at the end of business on 10th August, 2006, as per the lists to be furnished by National Securities Depository Limited and Central Depository Services (India) Limited in respect of the shares held in electronic form, and

   b) as Members in the Register of Members of the Company after giving effect to valid share transfers in physical form lodged with the Company on or before 10th August, 2006.

5) a) Pursuant to Section 205A of the Companies Act, 1956, all dividends upto the financial year 1994-95, which remained unclaimed have been transferred to the General Revenue Account of the Central Government. Members, who have not encashed their dividend warrants for the said period, are requested to claim the amount from the Registrar of Companies – Madhya Pradesh, Sanjay Complex, 3rd Floor, Jayendra Ganj, Gwalior 474 009 (MP). In case any assistance is required, members may please write to the Share Department of the Company at its Registered Office at Nagda.

   b) In terms of the provisions contained in Section 205C of the Companies Act, 1956 the Company has already deposited/transferred the unpaid/ unclaimed dividend for the years 1995-96 to 1997-98 to the Investor Education and Protection Fund (IEPF). No claim shall lie against IEPF or the Company in respect of the unpaid amount transferred to IEPF.

   c) Pursuant to the provisions of Section 205A of the Companies Act, 1956, as amended, dividends for the financial year ended 31st March, 1999 and thereafter, which remain unpaid or unclaimed for a period of 7 years will be transferred to the IEPF of the Central Government. Members who have not encashed the dividend warrant(s), so far for the financial year ended 31st March 1999, are requested to make their claim to the Share Department at the Registered Office of the Company at Nagda before 7th August, 2006 failing which the unpaid /unclaimed amount will be transferred to IEPF. It may also be noted that once the unpaid / unclaimed dividend is transferred to IEPF, as above, no claims shall lie in respect of such amount by the member.

6) a) To avoid the incidence of fraudulent encashment of the warrants, Members are requested to intimate the Company under the signature of the Sole/First Joint holder, the following information, so that the Bank Account Number and Name and address of the Bank can be printed on the Dividend Warrant :-

      1) Name of Sole/First Joint holder and Folio No.

      2) Particulars of Bank Account, viz.

         i) Name of the Bank

         ii) Name of Branch

         iii) Complete address of the Bank with Pincode Number

         iv) Account Type, whether Savings (SB) or Current Account (CA)

         v) Bank Account Number allotted by the Bank

   b) Shareholders desirous of availing the facility of Electronic Credit of Dividend are requested to send their ECS details so that the same reaches the Share Department of the Company on or before 7th August, 2006. ECS Form can be downloaded from the website of the Company.

   c) Members who hold shares in the dematerialized form and want to change / correct the bank account details should send the same immediately to their concerned Depository Participant and not to the Company. Members are also requested to give the MICR Code of their bank to their Depository Participants. The Company will not entertain any direct request from such members for change of address, transposition of names, deletion of name of deceased joint holder and change in the bank account details. The said details will be considered as will be furnished by the Depositories to the Company.

7) Pursuant to the recommendation of SEBI Committee on Corporate Governance for appointment of the Directors / reappointment of the retiring Directors, a statement containing details of the concerned Directors is attached hereto.

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT UNDER SECTION 173 OF THE COMPANIES ACT, 1956

ITEM NO. 7

Shri Shailendra K. Jain was re-appointed as the Whole Time Director of the Company pursuant to Section 269 and other applicable provisions of the Companies Act, 1956 for a period of 3 (three) years with effect from 1st December, 2003 as per the resolution passed at the Annual General Meetings of the Company held on 17th July, 2004 on the terms set out in that resolution and as modified by the resolution passed on 9th July, 2005.

Considering the inflationary trend and the substantial increase in the business activities of the Company resulting in increase in the workload and responsibilities of the Whole Time Director as also the amount of remuneration payable to managerial personnel occupying similar positions in other comparable companies, the Board of Directors of the Company has deemed fit to increase the respective limits of the monthly Basic Salary, Special Allowance and Performance Linked Variable Pay and/or Long Term Incentive Compensation payable to Shri Jain for the remaining period of his current tenure which is expiring on 30th November, 2006, with corresponding consequential variations or increase in the remuneration due to the revision in the terms of his remuneration as aforesaid. The other terms and conditions of his appointment shall remain the same as approved by the members at the Annual General Meetings held on 17th July, 2004 and 9th July 2005. The resolution as set out in this item of the Notice is accordingly commended for your acceptance. The above may also be treated as an Abstract of the variation under Section 302 of the Companies Act, 1956. Although not necessary, a copy of the resolutions passed at the Annual General Meetings of the Company held on 17th July, 2004 and 9th July, 2005 are available for inspection of the members at the Registered Office of the Company between 10 a.m. to 12 noon on all working days (except Sundays and public holidays) upto the date of the ensuing Annual General Meeting.

Except Shri Shailendra K. Jain, none of the other Directors of the Company is, in any way concerned or interested in the Resolution.

ITEM NO. 8

Shri D.D. Rathi was appointed as the Whole Time Director of the Company as per the resolution passed at the Annual General Meeting of the Company held on 9th July, 2005 on the terms set out in that resolution with the liberty to the Board to effect such annual increases from time to time as it thinks fit within the limits in that behalf as contained in Schedule XIII to the Companies Act, 1956.

Considering the inflationary trend and the substantial increase in the business activities of the Company resulting in increase in the workload and responsibilities of the Whole Time Director as also the amount of remuneration payable to managerial personnel occupying similar positions in other comparable companies, the Board of Directors of the Company has deemed fit to increase the respective limits of the monthly Basic Salary, Special Allowance and Performance Linked Variable Pay and/or Long Term Incentive Compensation payable to Shri Rathi, the other terms and conditions of his remuneration remaining the same as approved by the members at the Annual General Meeting held on 9th July 2005 with corresponding consequential variations or increase in the remuneration due to the revision in the terms of his remuneration as aforesaid. The resolution as set out in this item of the Notice is accordingly commended for your acceptance. The above may also be treated as an Abstract of the variation under Section 302 of the Companies Act, 1956. Although not necessary, a copy of the resolution passed at the Annual General Meeting of the Company held on 9th July, 2005 is available for inspection of the members at the Registered Office of the Company between 10 a.m. to 12 noon on all working days (except Sundays and public holidays) upto the date of the ensuing Annual General Meeting.

It may be pointed out that Shri D.D. Rathi is also a member on the Board of some of the subsidiary companies of the Company and/ or member of the Committees of the Board of such subsidiaries and in his capacity as director/ member, is entitled to the payment of sitting fees and expenses from the Company's subsidiaries. Although considering the provisions of Section 314 (1) of the Companies Act, 1956, he is not deemed to hold any office or place of profit by virtue of holding the office of director in the Company's subsidiaries, approval of the members is being sought by way of abundant caution permitting Shri D.D. Rathi to accept sitting fees for attending the meetings of the Board of the subsidiary companies or Committees thereof.

Except Shri D.D. Rathi, none of the other Directors of the Company is, in any way concerned or interested in the Resolution.

ITEM NO. 9

Shri Shailendra K. Jain has been in the service of the Company for the last more than 40 years. He was last re-appointed as the Whole Time Director of the Company with effect from 1st December, 2003. Shri Jain's term as such Whole Time Director is expiring on 30th November, 2006. The Board of Directors of the Company considering his immense contribution to the Company has re-appointed him as such Whole Time Director for a further period of 3 years with effect from 1st December 2006 upto 30th November, 2009, subject to the approval of the Shareholders of the Company to the terms of his remuneration.

During his long association with the Company as President and Business Head of the Fibre & Pulp Divisions of the Company and as the Whole Time Director, he is now very well experienced in the business activities of the Company. He has contributed greatly in the Company achieving its present pre-eminent position in the industry. Considering his long association and experience with the business and affairs of the Company, his continuance with the Company is evidently to its benefit. In view of his experience and seniority and the trend in the industry, the terms of his remuneration as set out in the resolution, are considered to be fair, just and reasonable and commended for your acceptance.

It may be pointed out that Shri Shailendra K. Jain is also a member on the Board of some of the subsidiary companies of the Company and/ or member of the Committees of the Board of such subsidiaries and in his capacity as director/ member, is entitled to the payment of sitting fees and expenses from the Company's subsidiaries. Although considering the provisions of Section 314 (1) of the Companies Act, 1956, he is not deemed to hold any office or place of profit by virtue of holding the office of director in the Company's subsidiaries, approval of the members is being sought by way of abundant caution permitting Shri Shailendra K. Jain to accept sitting fees for attending the meetings of the Board of the Subsidiary Companies or Committees thereof.

Except Shri Shailendra K. Jain, none of the other Directors of the Company is, in any way concerned or interested in the Resolution.

Item No.10

Some of the Directors of the Company are and may have to be appointed interalia as Directors of the Company's subsidiaries and consequently they will be entitled to the payment of the sitting fees as the members of the Board or the Committees of the Board of such subsidiaries. Although, Section 314 of the Companies Act, 1956, does not prohibit them from retaining such fees, the resolution as in this item of the Notice is proposed to be passed by way of abundant caution and commended to your acceptance. Shri Shailendra K. Jain and Shri D.D. Rathi, are already directors of some of the subsidiaries and would be deemed to be interested in this resolution.

ITEM NO. 11

At the Annual General Meeting of the Company held on 30th June, 2001, the Members of the Company, inter alia had approved the payment of commission to the Directors of the Company (other than Whole Time Directors), subject to a maximum of Rs.1.50 crores in the aggregate in a financial year, for a period of 5 years commencing from the Financial Year 2001-02. The said ceiling of Rs.1.50 crores in the aggregate per annum was increased in the Annual General Meeting held on 17th July, 2004, to 0.5% per annum of the net profits of the Company, for the remaining period of the validity of the said resolution, which has expired on 31st March, 2006.

As the aforesaid approval has also expired on 31st March, 2006, it is now proposed to obtain fresh approval of the Members to continue the payment of the commission to the Directors (other than the Whole Time Directors), as may be decided by the Board of Directors of the Company ("the Board") from time to time at a rate not exceeding 1% of the net profits of the Company in each year calculated in accordance with the relevant provisions of the Companies Act, 1956. In order to bring the remuneration of the Non-Whole Time Directors of the Company in line with the current trend and commensurate with considerable time devoted and the contribution being made by them, the Board has now recommended for the approval of the Members the payment of remuneration by way of commission at the rate not exceeding 1% of the net profits of the Company in each year but subject, to such ceiling, if any, per annum as the Board may from time to time fix in that behalf. Such commission will be distributed amongst the Directors (other than Whole Time Directors) in such proportion and manner as the Board may from time to time decide each year.

The Board accordingly recommends this Special Resolution for your approval.

The Non-Whole Time Directors of your Company may be deemed to be interested or concerned in this Special Resolution.

By Order of the Board

ASHOK MALU
Sr. Vice President & Company Secretary

Place : Mumbai
Date : 17th July, 2006

GRASIM INDUSTRIES LIMITED

Details of the Directors seeking appointment/re-appointment in Annual General Meeting fixed for 25th August, 2006

Name of Director	Mr. Kumar Mangalam Birla	Mr. M.L. Apte	Mr. R.C. Bhargava	Mr. Shailendra K. Jain
Date of Birth	14.06.1967	05.10.1932	30.07.1934	04.12.1943
Date of Appointment	14.10.1992	06.05.1987	25.07.2000	01.12.2006 (Re-appointment)
Expertise in specific functional areas	Industrialist	Industrialist	General Management	Company Executive
Qualification	A.C.A., M.B.A.	B.A.	M.Sc (Maths) Development Economics and M.A.	B.Sc., B.E.(Hons.) and SM (MIT)
No. of Equity Shares held in Grasim	23915	130	227	1591
List of outside Company Directorships held	1 Aditya Birla Nuvo Ltd. 2 Birla Sun Life Insurance Company Ltd. 3 Birla Sunlife AMC Ltd. 4 Century Textiles & Industries Ltd. 5 Essel Mining & Industries Ltd. 6 Hindalco Industries Ltd. 7 Maruti Udyog Ltd. 8 PSI Data Systems Ltd. 9 Tata Iron and Steel Company Ltd. 10 Transworks Information Services Ltd. 11 UltraTech Cement Ltd.	1 Apte Amalgamations Ltd. 2 Bajaj Hindustan Ltd. 3 Kulkarni Power Tools Ltd. 4 New Phaltan Sugar Works Ltd. 5 Standard Industries Ltd. 6 Tata Asset Management Ltd. 7 The Bombay Burmah Trading Corpn. Ltd. 8 The Raja Bahadur Poona Mills Ltd. 9 Zodiac Clothing Co. Ltd.	1 Dabur India Ltd. 2 Infrastructure Leasing & Financial Services Ltd. 3 Lord Krishna Bank Ltd. 4 Maruti Suzuki Automobiles India Ltd. 5 Maruti Udyog Ltd. 6 Omax Auto Ltd. 7 Optimus Outsourcing Company Ltd. 8 Polaris Software Lab. Ltd. 9 Roulunds Codan (India) Ltd. 10 Thomson Press Limited 11 UltraTech Cement Ltd.	1 Samruddhi Swastik Trading and Investments Ltd. 2 Sun God Trading and Investments Ltd. 3 Vippy Spinpro Ltd.
Chairman/Member of the Committees of the Board of Directors of the Company	—	1 Audit Committee - Member	1 Audit Committee - Member	—
Chairman /Member of the Committees of Directors of other Companies in which he/she is a Director				
a) Audit Committee	—	1 Standard Industries Ltd. - Member 2 Zodiac Clothing Co. Ltd. - Member	1 Dabur India Ltd - Member 2 Infrastructure Leasing & Financial Services Ltd. - Chairman 3 Maruti Suzuki Automobiles India Ltd. - Chairman 4 Optimus Outsourcing Co Ltd. - Member 5 Polaris Software Lab. Ltd. - Member 6 Thomson Press Limited - Chairman 7 UltraTech Cement Ltd. - Chairman	—
b) Shareholders/Investors Grievance Committee/Share Transfer Committee	1 Maruti Udyog Ltd - Member	1 The Bombay Burmah Trading Corp. Ltd. - Member 2 Zodiac Clothing Co. Ltd. - Member	1 Maruti Udyog Ltd. - Member 2 UltraTech Cement Ltd. - Member	—

Note: Pursuant to Clause 49 of the Listing Agreement, only two Committees, viz., Audit Committee and Shareholders' Grievance Committee have been considered.

------------------------------ Tear Here ------------------------------

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram 456331, Nagda (M.P.)

Form of Proxy

I/We ______________________ of ______________________ being a member/members of Grasim Industries Limited hereby appoint ______________________ of ______________________ or failing him ______________________ of ______________________ as my/our proxy to vote for me/us on my/our behalf at the 59th Annual General Meeting of the Company to be held on Friday, 25th August, 2006 at 11.30 a.m. or at any adjournment thereof.

Signed this ____________ day of ____________ 2006

NOTE : The proxy duly completed must be returned so as to reach the Registered Office of the Company not less than 48 hours before the time of holding the aforesaid meeting. The Proxy need not be a member of the Company.

Proxy No.	:
Ledger Folio No.	:
No. of Shares	:

Affix Re. 1 Revenue Stamp

(Signature)

GRASIM INDUSTRIES LIMITED

Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

INFORMATION UNDER SECTION 217(2A) OF THE COMPANIES ACT, 1956 READ WITH THE COMPANIES (PARTICULARS OF EMPLOYEES) RULES, 1975 AND FORMING PART OF THE DIRECTORS' REPORT FOR THE YEAR ENDED 31ST MARCH, 2006

(A) EMPLOYED THROUGHOUT THE FINANCIAL YEAR UNDER REVIEW AND WERE IN RECEIPT OF REMUNERATION FOR THE FINANCIAL YEAR IN THE AGGREGATE OF NOT LESS THAN RS.24,00,000/-

Name	Age	Qualification	Designation	Date of Commencement of Employment	Experience (Years)	Remuneration (Rs.)	Particulars of Last Employment, Employer, Last Post, No. of years
Agarwala Ashutosh	43	B.Tech (Chem.), PGDBM	Vice President (Business Development)	10.10.03	22	2,441,078	Nagarjuna Fertilisers & Chemicals Ltd., Head (Corp. Plg. & Bus. Strategy), (1.5)
Agrawal Vivek	43	B.Tech., M.B.A.	Jt. Executive President	01.04.99	21	4,240,611	Indian Rayon And Industries Limited, Vice President (Mktg.), (6)
Atal D D	57	B.E.	Executive President	01.09.98	34	2,797,508	Indian Rayon And Industries Limited, Sr. Vice President (Tech.), (15)
Bafna Sanjeev	42	B.Com (Hons.), FCA, CS	Jt. President & Dy. CFO	01.04.00	20	3,755,606	Indo Gulf Corporation Ltd., General Manager, (5)
Chattopadhyaya B C	58	B.Sc.Engg. (Civil)	Sr. Vice President (Mktg.)	16.10.97	35	3,825,064	Float Glass (I) Ltd., Dy. Director, (3)
Gaur Arun	47	B.Sc., MA(SW), DLL	Sr. Vice President (HRD)	20.11.91	24	2,922,064	DCM Ltd., Manager (Estate & Indl. Relations) (10)
Goyal Surendra	41	B.Com., FCA	Sr. Vice President (Finance)	01.04.99	18	3,295,891	Indian Rayon And Industries Limited, General Manager (3)
Gupta R M	53	B.Com., FCA	Sr. Executive President	03.07.00	30	6,291,326	JK Industries Ltd., Works Director, (7)
Jain Pavan	43	B.Com., FCA	Jt. President	01.09.98	21	2,844,359	Indian Rayon And Industries Limited, Vice President (5)
Jain Shailendra K #	62	B.E.(H), B.Sc, SM (MIT)	Whole time Director	01.12.65	40	20,840,014	None
Jain S K	55	B.Com., FCA	Sr. President	01.09.04	30	5,668,036	Aditya Birla Management Corp. Ltd., Sr. President, (0.7)
Kanda B M	54	CA, CS, ICWA	Jt. Executive President	10.06.96	29	3,456,538	Nippon Denro Ispat Ltd., Vice President, (0.3)
Kaul Vijay	54	B.E. (Met)	Chief Marketing Officer	16.04.96	30	7,234,173	Hindusthan Gases & Inds. Ltd., Joint President, (14)
Krishnamoorthy S	53	B.Sc. (Textile Chem.)	President	30.08.99	28	5,690,660	Arvind Mills Limited - VP (Sales & Mktg.), (4)
Kulkarni S V	54	B.E. (Text.)	Executive President	17.05.04	32	3,505,956	Raymond Limited - Director (Works), (3)
Kulwal Sunil	45	FCA, ACS	Executive President	10.07.84	22	3,687,628	None
Maheshwari S K	59	M.Sc., MBA (Leeds), GPRI (London), ANCRT (London)	Group Executive President & Chief Mfg. Officer	01.12.99	35	7,550,147	Usha Beltron Ltd., Advisor, (4)
Malu Ashok	48	B.Com., LLB, FCS	Company Secretary & Sr. Vice President	28.04.01	28	3,084,289	Indian Rayon And Industries Limited, Company Secretary & Vice President, (13)
Maru S S	59	M.E.(Chem), MAIChE., FIE	Sr. Executive President	01.11.71	34	6,357,017	None
Mehta D M	52	B.Tech. (Mech.)	Jt. Executive President (Technical)	01.04.99	31	3,693,457	Indian Rayon And Industries Limited, Sr. Vice President (Tech), (18)
Parasrampuria M K	52	FCA	Jt. Executive President	23.08.82	26	3,467,351	Kores India Ltd., Jr. Accounts Officer, (1)
Puranmalka O P	54	B.Com., FCA	Group Executive President	01.04.99	30	10,169,908	Indian Rayon and Industries Limited, Sr. President, (5)
Rao Vikram D	56	B.E.(Chem), MBA	Group Executive President	05.07.99	31	12,358,952	Arvind Mills Limited, President, (4)
Rathi D D #	59	B.Com, FCA	Whole time Director & CFO	01.07.99	38	16,006,987	Indian Rayon And Industries Ltd., Sr. President, (8)
Rawat L N	60	B.Com.(Hons.), FCA	Sr. Executive President	01.08.01	36	7,868,823	Indian Rayon And Industries Limited, President, (26)
Ray P K	50	B.E., MBA	Sr. Vice President (Mktg.)	21.03.97	26	3,050,732	Modi Cement Limited, Vice President, (6)
Saboo S K	63	B.Com (J)	Group Executive President	01.10.66	44	8,563,574	Century Spg. & Mfg. Co. Ltd., - Salesman, (5)
Singh Birendra	55	B.E. (Mech)	Sr. Vice President (Technical)	27.06.91	31	2,658,873	UP State Cement Corporation Ltd., Dy. Manager (Maintenance), (15)
Singh H N	59	B.E. (Mech.)	Executive President	01.09.03	39	6,001,770	Indian Rayon And Industries Limited, Executive President, (3)
Sitani S K	46	B.Com, FCA	Sr. Vice President	02.08.86	22	2,838,634	Kanti Beverages Pvt. Ltd., Manager (Projects), (1)
Somani R A	54	B.E. (Mech.)	Jt. Executive President	01.01.99	30	3,065,898	Indian Rayon And Industries Limited, Sr. Vice President, (15)
Soni R R	48	FCA	Sr. Vice President (F&C)	27.08.94	20	2,912,072	Indian Rayon And Industries Limited, Vice President, (4)
Tulsian G K	68	B.Sc., FCA, MBIM (London)	Executive President	16.06.83	42	7,841,987	Thai Rayon Co. Ltd., Vice President (Comml.), (3)
Varghese Thomas	45	B. Tech. (IIT, Delhi)	Sr. Executive President	03.03.99	25	6,911,392	Indorama Synthetics Ltd., Vice President (Mktg.), (3)

(B) EMPLOYED FOR PART OF THE FINANCIAL YEAR UNDER REVIEW AND WERE IN RECEIPT OF REMUNERATION FOR THE FINANCIAL YEAR IN THE AGGREGATE OF NOT LESS THAN RS.2,00,000/- PER MONTH

Name	Age	Qualification	Designation	Date of Commencement of Employment	Experience (Years)	Remuneration (Rs.)	Particulars of Last Employment, Employer, Last Post, No. of years
Agrawal MC	60	B.E. (Mech.)	Jt. Executive President (TRC)	15.06.93	36	4,189,789	Raymond Cement Ltd., General Manager (Project), (10)
Baby C V	58	B.Sc., Mech. Engg.	General Manager	24.08.81	34	1,560,517	Engineering College, Kothamangalam, Lecturer, (2)
Bharara Deepak	48	B.Com., LLB, PGDPM, DLL	Chief People Officer	26.12.05	27	649,586	Bharti Teletech Limited, General Manager (HR), (2)
Chinchali S Y	58	B.Sc.	Asst. Manager	08.05.72	33	584,711	None
Dua Jayant	41	B.E., MBA	Jt. Executive President	01.04.99	16	3,376,728	Indian Rayon and Industries Limited, Vice President (Mktg.), (3)
Hulikatti Shivappa	56	SSLC	EOT Crane Operator	01.12.73	32	234,170	None
Jain Anand Kumar	60	M.Tech (Const. Engg.)	Sr. Vice President (TASC)	01.04.99	37	1,900,902	Indian Rayon And Industries Limited, Asst. Vice President (4)
Kutty Krishna	58	SSLC	Operator	21.05.70	36	254,121	None
Mahalingam V A	58	D.M.E	Dy. Manager (Fabrics)	01.04.74	31	658,158	None
Naik M M	58	D.E.E	Dy. Manager (Electrical)	23.05.73	32	704,725	None
Nellur B N	55	B.Com	Asst. Manager	21.12.74	30	484,889	None
Poddar Ashok	60	B.E.	Vice President	14.09.70	35	3,953,290	None
Somani D P	60	B.Sc., B.E.(Mech.)	Executive President	01.09.98	35	5,606,808	Indian Rayon And Industries Limited, Executive President, (16)
Yadav Bhola	60	B.Sc.(Chem. Engg.)	Asst. Vice President (Operations)	12.06.72	38	2,542,892	The National News Printing & Paper Mills Ltd., Asst. Foreman, (5)

Notes :

1. Remuneration received includes salary, bonus, gratuity paid, contribution to Provident and Superannuation Fund, house rent allowance, rent paid, medical, leave travel expenses and value of amenities provided as per Income Tax Rules.
2. Employment is non-contractual in all the above cases subject to one month / three months' notice from either side depending upon the office held by the employee, except in those cases marked (#)
3. None of the above employees is a relative of any Director of the Company.
4. The names of those employees who were in the Company's employment for part of the year and whose remuneration including gratuity paid as per the rules was Rs.2,00,000/- or above per month have only been included.

On Behalf of the Board of Directors

Mumbai, 27th April, 2006

KUMAR MANGALAM BIRLA
CHAIRMAN

GRASIM INDUSTRIES LIMITED

BOARD OF DIRECTORS

Mr. Kumar Mangalam Birla - Chairman

Mrs. Rajashree Birla

Mr. M.L. Apte

Mr. B.V. Bhargava

Mr. R.C. Bhargava

Mr. Y.P. Gupta

Mr. S.B. Mathur

Mr. Cyril Shroff

Mr. S.G. Subrahmanyan

Mr. Shailendra K. Jain - Whole Time Director

Mr. D.D. Rathi - Whole Time Director

Company Secretary
Mr. Ashok Malu

Auditors
M/s G.P. Kapadia & Co., Mumbai

Solicitors
M/s Mulla & Mulla and Craigie, Blunt & Caroe, Mumbai

EXECUTIVES

Fibre & Pulp Divisions

Mr. Shailendra K. Jain	Business Director
Mr. S.S. Maru	Sr. Executive President, Staple Fibre Division, Nagda
Mr. Thomas Varghese	Sr. Executive President, Pulp and Grasilene Divisions, Harihar
Mr. Vijay Kaul	Chief Marketing Officer
Mr. S.V. Kulkarni	Executive President, Birla Cellulosic Division, Kharach

Cement Divisions

Mr. Saurabh Misra	Business Director
Mr. O.P. Puranmalka	Group Executive President & Chief Marketing Officer
Mr. S.K. Maheshwari	Group Executive President & Chief Manufacturing Officer
Mr. L.N. Rawat	Sr. Executive President, Rajashree Cement
Mr. R.M. Gupta	Sr. Executive President, Vikram Cement & Aditya Cement
Mr. D.R. Dhariwal	President, Birla White Cement

Vikram Ispat

Mr. H.N. Singh	Executive President

Chemical Division

Mr. G.K. Tulsian	Executive President
Mr. Sunil Kulwal	Executive President

Textile Divisions

Mr. Vikram D. Rao	Business Director
Mr. S. Krishnamoorthy	President

Corporate Finance Division

Mr. D.D. Rathi	Whole Time Director & CFO
Mr. Sanjeev Bafna	Dy. Chief Financial Officer

Contents

REGISTERED OFFICE: Birlagram, Nagda 456 331 (M.P.)

THE CHAIRMAN'S LETTER TO SHAREHOLDERS



Dear Fellow Shareholders,

India as a Nation has come of age. With a great measure of pride, we see our country rise up the ranks of the powers that be in the global economy. We have grabbed the world's attention and imagination. For the third consecutive year, our GDP has recorded a near 8 per cent growth - among the highest in the world. To sustain the current growth rate and to push it closer to double-digit levels year after year, the Government seems committed to an aggressive agenda for economic reforms. While economic reforms provide a strong structural foundation for future growth, these are undeniably buffeted by substantive productivity improvements and an overall positive mindset. These developments at the macro level portend well for your Company.

Your Company has achieved an excellent performance, marking a milestone, as it crosses the Rs.100 billion mark. Its net consolidated turnover hit an all-time high at Rs.10,192 crores, up by 10 percent with a net profit of Rs.1,041 crores, reflecting an 18 percent growth.

To grow in the VSF and Cement sectors, your Company's core businesses, we have taken some strategic initiatives.

In the Cellulosic Fibre business, while as a Group we enjoy a leadership position globally with a 22 percent market share, our intent is to take the business to a new level. Your Company plans to expand its capacity by around 20% from its existing level of 257,325 MT per annum. As we expand, we will be requiring far larger quantities of pulp. Our strategy to maintain our edge dictates the setting up of holistic backward integration, right from the plantation stage to the final Viscose Staple Fibre (VSF) production. We have therefore envisioned an integrated plantation and pulp project with a 200,000 tpa capacity in Laos, in joint venture with our Group Companies. The project will be implemented in two stages – first the Plantation phase, and second – the commissioning of the Pulp Plant which would coincide with the harvest of the first plantation, viz., the 7th year.

"In the Cellulosic Fibre business, while as a Group we enjoy a leadership position globally with a 22 percent market share, our intent is to take the business to a new level. Your Company plans to expand its capacity by around 20% from its existing level of 257,325 MT per annum."

Your Company's Cement business is on a high growth trajectory and it continues to be at the top of the league. We will be augmenting our capacity by 8 million TPA through Greenfield and brownfield projects at an investment of around Rs.2,475 crores. At Kotputli in Rajasthan, your Company is building a 4 million TPA plant with a Split Grinding Unit. Yet another 4 million TPA brownfield expansion has been planned at Shambhupura in Rajasthan. An additional 2 million tonnes will be generated through a 1.3 million TPA Grinding Unit at Dadri in U.P. and de-bottlenecking at its existing facilities. Collectively, these initiatives will elevate your Company to a 41.2 million TPA Cement major.

"Your Company's Cement business is on a high growth trajectory and it continues to be at the top of the league. We will be augmenting our capacity by 8 million TPA through Greenfield and brownfield projects at an investment of around Rs.2,475 crores."

I would now like to apprise you of significant developments in our business sectors, their performance and the blue-print for future growth.

Viscose Staple Fibre (VSF)

Your Company continues to be a market leader in the Viscose Staple Fibre sector, having notched a world-wide market share of 12 percent and is well-positioned to capitalize on emerging opportunities. To meet the growing demand for VSF in India, as well as the South Asian countries, we are expanding our capacity by around 50,000 tonnes at a capex of Rs.368 crores.

Your Company's plans for backward integration in pulp have been further strengthened. Nackawic Pulp Mill, which was acquired during the year jointly with other Group Companies, has already started producing paper grade pulp. Rayon grade pulp will roll out by the second quarter of FY08.

Specialty fibres, such as Spun Dyed Fibre, Modal and Viscose Plus, which cater to the premium end of the fibre market, have stemmed from your Company's Research and Application Centre at Kharach (Gujarat). It continues to nurture the development of new applications and value-added products, which will translate into a rise in the demand for VSF.

The outlook for the VSF business is bright, given the anticipated rise in demand post MFA abolition, the planned capacity expansion and bolstering of the captive supply of quality pulp.

The Chemicals business is on the growth track as the VSF sector, and other end-users keep ascending. The residual caustic soda capacity, based on the mercury cell technology, will transit to the new energy efficient membrane cell technology at an investment of Rs.148 crores. The converted plant is expected to go on stream by the third quarter of the ensuing fiscal.

Cement

Your Company's focus continues to be on expanding its footprint and raising its market share through capacity additions through the green field and brown field route. With a view to minimizing energy costs, both your Company and its subsidiary, UltraTech, propose to set up thermal power plants at various locations. Optimising efficiencies, leveraging the benefits that stem from logistics, recoursing to a higher usage of alternative fuels and a great thrust on a value-added product mix, including blended cement - will translate into higher earnings for your Company's Cement business as we go forward.

I am pleased to share with you that UltraTech has achieved an impressive turnaround, registering a net profit of Rs.225 crores.

The Cement sector is on the upswing. The Government's attention to infrastructure development is a source of great encouragement. Industrial expansion is on the rise. Additionally, the availability of affordable finance has spurred the growth of the housing sector.

VSF and Cement, your Company's key businesses will continue to be the growth enablers. Collectively and on a consolidated basis, these account for about 90 percent of both revenues and operating profit.

"VSF and Cement, your Company's key businesses will continue to be the growth enablers. Collectively and on a consolidated basis, these account for about 90 percent of both revenues and operating profit."

Fortifying our leadership position in the VSF and Cement sectors, cost optimization, unsparingly sweating the assets, far-sighted financial management, and above all, its solid fundamentals, I believe, will have a salutary effect on your Company's future. We can all look ahead to top-line and bottom-line growth.

The overriding reason behind our success has been our strikingly sharper accent on people. We look upon them as our core asset, much more critical than our physical assets or financial assets. I value their contribution in building a culture of meritocracy.

The Aditya Birla Group : Building A Meritocracy

Our vision, as you are aware, is to be a premium global conglomerate, with a clear focus at each business level, and our vision is to deliver superior value to all our stakeholders. Implicit in our Vision Statement, is our global ambition, which necessarily implies accelerated growth to reach global-sized capacities and services. We are on course.

Meritocratic organizations are built on the strong foundation of values and not on the quick sands of opportunism. **For us, our values – Integrity, Commitment, Passion, Seamlessness and Speed – reflect the soul of our organization**. To develop a common in-depth understanding of what these values connote in our context, and how they should be our guiding light in the business decisions we take as well as the manner in which we conduct ourselves, we rolled out Values Workshops. In more than 373 Workshops, over 8236 colleagues across management cadre committed to ensure that these values become a part of their everyday life.

"Meritocratic organizations are built on the strong foundation of values and not on the quick sands of opportunism. For us, our values – Integrity, Commitment, Passion, Seamlessness and Speed – reflect the soul of our organization."

Talent Management and strengthening of the talent pool in building leadership across the Group is a key priority. Employees identified as high-caliber management talent are put through our Development Assessment Centre. Here, the talent pool is assessed by an external agency to validate our ratings on the potential of the employee to scale up to a new responsibility level.

Gyanodaya, our management learning institute, has repositioned itself to align more closely with business requirements. The focus is very clearly on business and functional programmes, keeping in view the competencies required at every career stage. More than 1000 managers across the Group have been through the portals of Gyanodaya this year.

The Gyanodaya Virtual Campus, which is our e-Learning Programme, has also increased its reach manifold. As of today, we have 5000 e-learners in our Group, with a course completion rate of 88%, while the world benchmark hovers around 65%. For a large number of engineers and CAs, we have tied up with Universitas 21 to provide an opportunity for these talented people to do a full-time e-MBA. As of today, 46 employees have completed 165 courses in 11 subjects in the last 1 year. Soon enough, they will earn their MBA degree while continuing on their jobs.

With a view to provide for systematic and structured processes for career growth, the job analysis and evaluation process was started 4 years ago. While Managers from across businesses have been involved at various stages of the process, more than 100 managers have been trained as job analysts and another 100 have been trained as job evaluators. This exercise covered all management level jobs across India. Over 5000 jobs are already evaluated, resulting in the formation of 11 distinct job bands.

To reward and motivate our people and to ensure internal equity and external competitiveness, we have been using a performance merit grid and linking rewards to performance. A performance-linked variable pay has been introduced for all management executives. These initiatives have led to the successful institutionalisation of the Compensation Review and Performance Management Process.

These, to my mind, are significant steps towards building a more competitive and a world-class organization.

Best regards,

Yours sincerely,

14th July, 2006

Kumar Mangalam Birla

FINANCIAL HIGHLIGHTS

Year ⟶	Unit	2005-06	2004-05	2003-04	2002-03	2001-02	2000-01	1999-00	1998-99#	1997-98	1996-97
Production											
Viscose Staple Fibre	Tonnes	228981	247952	221005	224610	176462	218847	188002	164355	174281	155385
Grey Cement	Mn. Tonnes	13.83	12.44	11.85	11.09	9.53	9.10	8.40	5.82	4.71	4.10
White Cement	Tonnes	350174	315368	310578	310163	267915	251594	240492	131979	—	—
Sponge Iron	Tonnes	505825	780341	687272	612879	559567	663998	709094	670231	667350	706510
Turnover											
Viscose Staple Fibre	Tonnes	242399	231533	229110	227900	181520	203854	192452	164130	171148	151838
Grey Cement	Mn. Tonnes	@ 13.99	12.63	11.96	11.16	9.68	9.16	8.42	5.88	4.70	4.14
White Cement	Tonnes	347500	311454	314819	305223	266105	251291	240014	133660	—	—
Sponge Iron	Tonnes	478291	772799	676921	612425	562334	673852	822996	565682	767255	585917
Profit & Loss Account											
Net Sales	Rs. Crs.	6621	6229	5213	4606	4372	4453	4273	3757	3500	3089
Other Income	Rs. Crs.	204	187	229	133	129	108	88	110	124	135
PBIDT	**Rs. Crs.**	**1591**	**1785**	**1504**	**1136**	**909**	**900**	**739**	**674**	**698**	**706**
Interest	Rs. Crs.	97	139	154	168	190	239	256	292	256	259
Gross Profit (PBDT)	Rs. Crs.	1494	1646	1350	967	719	661	482	381	443	447
Depreciation	Rs. Crs.	292	285	273	254	252	252	237	210	167	148
Profit before Tax & Exceptional Items	**Rs. Crs.**	**1202**	**1361**	**1077**	**713**	**467**	**409**	**245**	**172**	**276**	**300**
Current Tax	Rs. Crs.	370	451	291	192	57	50	12	8	45	41
Deferred Tax	Rs. Crs.	-27	-33	7	-15	52	0	0	0	0	0
Net Profit after Tax (before Exceptional Items)	Rs. Crs.	859	943	779	536	359	359	233	164	231	259
Exceptional Items	Rs. Crs.	4	-58	0	-169	-56	18	0	0	0	16
Net Profit after Exceptional Items & Total Taxes	Rs. Crs.	863	886	779	368	303	378	233	164	231	275
Equity Shares Dividend (including CTD)	Rs. Crs.	209	167	145	103	83	81	72	63	54	52
Balance Sheet											
Net Fixed Assets*	Rs. Crs.	3307	3204	3213	3264	3263	3303	3401	3354	2633	2473
Investments	Rs. Crs.	3482	2982	2541	1796	1416	682	683	680	717	507
Net Current Assets	Rs. Crs.	753	745	550	613	733	991	967	1002	1092	1250
		7542	6931	6303	5673	5412	4976	5052	5037	4442	4230
Share Capital	Rs. Crs.	92	92	92	92	92	92	92	92	72	72
Reserves & Surplus*	Rs. Crs.	4886	4232	3514	2879	2615	2395	2685	2524	2243	2068
Net Worth*	Rs. Crs.	4978	4324	3606	2971	2707	2486	2777	2616	2316	2140
Deferred Tax Balance	Rs. Crs.	584	599	633	626	641	589	—	—	—	—
Loan Funds	Rs. Crs.	1980	2008	2065	2076	2065	1900	2275	2421	2127	2090
		7542	6931	6303	5673	5412	4976	5052	5037	4442	4230
*Excluding Revaluation Reserve	Rs. Crs.	4	5	5	6	7	18	20	22	25	28
Ratios & Statistics											
PBIDT Margin	(%)	24.0	28.7	28.9	24.7	20.8	20.2	17.3	17.9	20.0	22.9
Interest Cover (PBIDT-Tax/Interest)	(x)	12.55	9.61	7.88	5.60	4.48	3.56	2.84	2.28	2.56	2.57
ROACE (PBIT/Avg.CE)	(%)	18.5	23.1	20.9	16.2	12.9	13.5	10.5	10.1	13.1	15.0
RONW (PAT/Avg. NW)	(%)	18.6	22.3	23.7	12.9	11.7	14.4	8.6	6.6	10.4	13.5
Debt Equity Ratio	(x)	0.40	0.46	0.57	0.70	0.76	0.76	0.82	0.93	0.92	0.98
Dividend per Share	Rs./ Sh.	20.00	16.00	14.00	10.00	9.00	8.00	7.00	6.75	6.75	6.50
Earning per Share	Rs./ Sh.	94	97	85	40	33	41	25	18	32	38
Cash Earning per Share	Rs./ Sh.	123	130	116	85	72	67	51	41	55	56
Book Value per Share	Rs./ Sh.	543	472	393	324	295	271	303	285	320	296
No. of Equity Shareholders	No.	164847	174831	191770	242359	263549	279207	298232	199083	206851	213619
No. of Employees	No.	15167	15363	15971	16648	16912	21473	23345	24407	23157	23397

 # In FY 1998-99 Grasim Industries Ltd. acquired the Cement business of Indian Rayon & Industries Ltd. pursuant to a Scheme of Arrangement.
Prior to FY01 Reserves & Surplus includes Deferred Tax

@Excludes traded volumes

MANAGEMENT DISCUSSION & ANALYSIS

OVERVIEW

The Indian economy registered yet another year of excellent growth, heralding the beginning of a new phase of upswing in the economy. Importantly the industrial sector continued to display robust growth. Regardless, the year was fraught with mixed trends for the different sectors in which your Company operates. While the cement sector achieved one of the highest growth levels in the recent years, the other businesses faced serious challenges with structural changes taking place in the global textile trade post MFA regime, fluctuations in global fibre prices, hardening of input prices and reduced availability of natural gas.

CONSOLIDATED FINANCIAL PEFORMANCE

The overall performance of the Company has been excellent during the year. Consolidated Net Turnover grew by 10% from Rs.9,292 Crores in the previous year to Rs.10,192 Crores in FY06. Consolidated Profit After Tax rose by 18% to Rs.1,041 Crores.

The Cement business with gains in volumes, realisation and profitability has been the key driver of revenues and earnings. While the VSF business witnessed pricing pressure, there was a sharp decline in the profitability of Sponge Iron business owing to a combination of factors. The subsequent paragraphs aim to outline the performance of individual business segments and their outlook for the future.

BUSINESS PERFORMANCE REVIEW

Viscose Staple Fibre (VSF)

	Unit	FY06	FY05	% Change
Installed Capacity	TPA	257,325	253,675	1
Production	Tonnes	228,981	247,952	(8)
Sales Volume	Tonnes	242,399	231,533	5
Net Divisional Turnover	Rs. Crores	1,918.8	1,956.4	(2)
Average Realisation	Rs./Tonne	73,786	79,008	(7)
Operating Margins	%	25.8	31.2	-

Performance Review

The VSF business has posted a satisfactory performance amidst a challenging environment. The period under review witnessed major structural changes in textile industry world over and in India. At the global level, the Multi Fibre Arrangement, popularly known as the "Textiles Quota" regime, stood abolished, while on the domestic front, the Government reduced the import duty on VSF from 20% to 15% and as also the DEPB benefits. As a result, the first half of the year witnessed a state of uncertainty. Despite these, the business recorded its highest ever sales volumes of 242,399 tonnes, a rise of 5%. After witnessing a slow down, sales volumes picked up post August 2005 on the back of strong domestic demand and increased direct exports. Your Company's strategy of focusing on promoting export of VSF to growing textile hubs like Pakistan and Bangladesh paid off as direct exports more than doubled.

Global VSF prices were under pressure due to bumper cotton crop for the second year in a row. Further, the reduction in import duty and DEPB incentives had a negative fall out on the realisation. Accordingly, VSF prices remained depressed for most part of the year except for the last quarter when prices witnessed a recovery. Average realisations were lower by 7% at Rs.73,786 per tonne, reflecting the lower prices of cotton and VSF globally. This, coupled with the increase in the price of caustic soda, a key input, impacted the margins adversely.

Q4FY06 reflected a bounce back in VSF segment. Production was higher by 2% at 64,606 tonnes. Sales volumes grew by 12% at 60,636 tonnes owing to the rise in direct and deemed exports. On a sequential basis, realisations recorded a growth of 6%.

Sector Outlook

The long-term outlook for VSF business remains positive. On the demand front, global VSF consumption has been growing over the past 2–3 years. The Indian Textile Industry is projected to be one of the main beneficiaries of quota abolition with an increased share of global textile exports. However, there will be increased competitive pressure due to quota abolition as well as reduction of tariff barriers.

Business outlook

Your Company is the market leader in this sector. To capitalise on the growth opportunities, it is increasing production capacity gradually to 306,950 tonnes per annum from its current level of 257,325 tonnes, both through brownfield expansion as well as de-bottlenecking. The expansion is expected to be completed by FY08. A total capital outlay of Rs.627 Crores towards capacity expansion and modernisation at its VSF plants has been planned.

Efforts to expand the domestic market through enlargement of application areas and new product developments are ongoing. Your Company is positioning specialty VSF like Spun Dyed Fibre, Modal, Viscose Plus, etc., at the premium end of the fibre market. Your Company continues with its strategy to focus on the growing textile hubs of South Asia for direct exports of VSF.

Simultaneously the focus remains on increasing cost competitiveness through backward integration. The production of paper grade pulp at the newly acquired St. Anne Nackawic Pulp Mill has commenced. Production of Rayon grade pulp is expected to begin in the 2nd quarter of FY08. This would augment the captive supply of quality pulp.

The integrated plantation-cum-pulp plant planned by the Company at Laos is on track. The Company would be able to source its requirement of quality pulp in adequate quantities upon the implementation of this project, 7 years from now.

The demand emanating for VSF, both in India and other South Asian countries bodes well for the business. On the realisation front too, things appear positive due to the expected recovery in global cotton prices. The outlook for the business continues to be good.

Chemicals

	Unit	FY06	FY05	% Change
Installed Capacity	TPA	190,800	190,800	-
Production	Tonnes	165,509	161,966	2
Sales Volume	Tonnes	165,853	163,111	2
Net Divisional Turnover	Rs. Crores	385.0	350.9	10
ECU Realisation	Rs./Tonne	20,594	18,836	9
Operating Margins	%	32.5	29.6	-

Performance Review

The Chemical business, recorded an improvement in its performance over the previous year. Production of Caustic soda grew by 2% from 161,966 tonnes in FY05 to 165,509 tonnes in the current year. Sales volumes at 165,853 tonnes were also higher by 2%. The realisation of Caustic soda increased in line with international trends, which has led to a rise of 9% in ECU realisation as compared to the previous year. Revenues at Rs.385.0 Crores are up 10% from Rs.350.9 Crores. Operating margins increased from 29.6% to 32.5% supported by better realisations, notwithstanding the increase in the prices of key inputs, viz. salt and coal.

Sector Outlook

The domestic Caustic soda demand is expected to grow on the back of expected growth in Alumina, which is one of the major consumers of Caustic soda. Continued growth in other end-use segments like Fibre, Paper, Pharma and Soaps and Detergent sectors will also contribute to higher demand growth. Prices, which were higher in the first half of FY06 and have come down gradually, are expected to stabilise at current levels.

Business outlook

Your Company is in the process of converting its remaining mercury cell based capacity into energy efficient membrane cell technology, which will lead to an improvement in productivity. Your Company will continue to focus on optimum utilisation of the plant capacity.

Cement

	Unit	FY06	FY05	% Change
GREY CEMENT				
Installed Capacity	Mn. TPA	13.12	13.12	-
Production	Mn. Tonnes	13.83	12.44	11
Sales Volume	Mn. Tonnes	*13.99	12.63	11
Net Turnover	Rs. Crores	@*3,009.6	2,577.8	17
Average Realisation	Rs./Tonne	@*1,987	1,874	6
WHITE CEMENT				
Installed Capacity	TPA	475,000	475,000	-
Production	Tonnes	350,174	315,368	11
Sales Volume	Tonnes	347,500	311,454	12
Net Turnover	Rs. Crores	291.8	220.2	33
Average Realisation	Rs./Tonne	5,984	5,612	7
NET DIVISIONAL TURNOVER	Rs. Crores	3,301.4	2,798.0	18
DIVISIONAL OPERATING MARGINS	%	24.2	19.7	

* *Excludes traded volumes*

@ *Adjusted for difference in "Freight Paid Sales" for comparison purpose*

Performance Review

The Cement business has posted an impressive performance, buoyed by the improved business environment. Higher capacity utilisation, good growth in sales volumes and better realisations resulted in an improvement in operating margins and higher profitability.

The cement industry clocked despatch growth of 11%. Strong growth in housing, commercial construction and thrust on infrastructure were the key factors behind the increased demand. Even more impressive was the recovery in the Southern Region, which grew by 18% YoY and the double-digit growth in the Eastern Region for the second consecutive year.

Capacity utilisation was 105% as against 95% in the previous year. Production at 13.83 million tonnes was up by 11% over FY05. Sales volumes also expanded by 11% from 12.63 million tonnes to 13.99 million tonnes. Your Company grew by 11% in the North and 18% in the East, vis-à-vis the sector growth of 7% and 11% respectively, thus outperforming the sector in both the regions. Volumes growth in the South too was strong at 11%.

Tightening of the demand-supply balance in the industry and cost related pressure, primarily on account of rising input costs and increased road freight, resulted in the Cement price hike across India. Net realisation moved up 6% at Rs.1,987 per tonne from Rs.1,874 per tonne during the previous year. This coupled with increased efficiencies led to higher operating margins at 24.2% in FY06 against 19.7% in FY05.

The Ready Mix Concrete (RMC) business bettered its performance. Your Company currently has RMC operations in seven cities. Aggregate RMC sales volumes were higher by 8% at 11.6 lac cubic meters and revenues increased by 19%. In line with your Company's strategy of growing the RMC business, three new RMC plants were commissioned during the year.

Strategic marketing initiatives enabled White Cement business to enhance its market share and fortify its market leadership. Sales volumes were up by 12% as against 4% growth in the industry. Business efforts of developing and marketing value added products have started yielding results. Volume growth and an increased contribution from value added products led to a rise of 33% in revenues to Rs.291.8 Crores.

Performance of Cement Subsidiaries

UltraTech Cement Limited including its two subsidiaries Narmada Cement Company Limited and UltraTech Ceylinco (Pvt.) Limited (collectively referred as "UltraTech"), and another subsidiary Shree Digvijay Cement Company Limited (SDCCL), together accounts for 58% of total consolidated cement capacity of 31 million TPA.

UltraTech – Consolidated Financial Performance

Financial Results (Rs. in Crores)

	FY06	FY05	% Change
Net Turnover	@3,024.0	2,701.0	12
Operating Profit (PBIDT)	606.6	378.9	60
Interest	90.1	109.3	(18)
Depreciation$	230.5	248.5	(7)
Profit Before Taxes and Exceptional Items	286.0	21.1	-
Exceptional Gain /(Loss)	-	(76.8)	-
Total Tax Expenses (net)	59.3	#(4.4)	-
Net Profit / (Loss) after Minority Share	225.1	(53.4)	-

@ Adjusted for traded volumes and differential in "Freight Paid Sales" for comparison purpose
$ Depreciation includes Rs.4.2 Crores (Rs.18.3 Crores) related to earlier years
 # After write back of Deferred Tax provision of earlier years

UltraTech witnessed an improvement in its performance during the year reflecting the benefits of various initiatives taken and higher realisations. Revenues increased by 12% from Rs.2,701.0 Crores in FY05 to Rs.3,024.0 Crores in FY06. UltraTech clocked a net profit of Rs.225.1 Crores as against a loss of Rs.53.4 Crores in FY05.

This performance was achieved despite production loss suffered in the first half of the year on account of flooding at the Company's largest plant located at Kovayya in Gujarat and the planned shutdown at each of its production lines. Though overall sales volumes declined by 3% at 15.1 million tonnes, cement despatches were higher by 6% aided by higher cement exports during the year. Taking advantage of excellent market conditions in the Middle East, UltraTech cement exports rose by 66%.

Domestic cement realisations at Rs.1,980@ per tonne were up 13% reflecting an improved pricing environment. Export realisations of cement were higher by 3% at Rs.2,454 per tonne in FY06 from Rs.2,385 per tonne in the previous year.

Operating margins rose significantly from 14.0% to 20.1% on account of higher realisations and better product mix, notwithstanding cost pressures arising from increased power and fuel costs.

Interest charges fell to Rs.90.1 Crores from Rs.109.3 Crores on repayment of high cost debts. Profit before Tax was Rs.286.0 Crores, a substantial gain over the previous year.

Overall, your Company believes that UltraTech is now better positioned to gain from the improving business scenario.

SDCCL – Financial Performance

Financial Results (Rs. in Crores)

	FY06	FY05	% Change
Net Turnover	214.4	168.9	27
Operating Profit (PBIDT)	44.4	18.1	146
Interest *	3.2	12.8	-
Depreciation	7.4	7.1	5
Profit /(Loss) Before Taxes and Exceptional Items	33.8	(1.8)	-
Exceptional Items (Net)	15.0	(3.6)	-
Net Profit / (Loss)	48.8	(5.4)	-

* *Lower interest charges reflect the benefits of interest rate restructuring carried out last year. Hence PBT/PAT is not strictly comparable.*

SDCCL has done well during the year, enabled by the encouraging market environment and the benefits of interest rate restructuring.

Capacity utilisation was high at 96%. Sales volumes at 10.40 lac tonnes rose marginally by 2%. The product mix improved with a higher share of cement export vis-à-vis clinker exports during the previous year. Domestic cement volumes were higher by 12%. Cement realisations increased by 22% reflecting the price increase in Gujarat. Revenues were up 27% at Rs.214.4 Crores against Rs.168.9 Crores due to a better product mix and higher realisations. Operating profit for the year was higher at Rs.44.4 Crores. SDCCL's profit before exceptional items stood at Rs.33.8 Crores as against a loss of Rs.1.8 Crores during FY05.

SDCCL has proposed a rights issue of 18 shares for every 1 share, at par, amounting to Rs.134.2 Crores. The proceeds from the rights issue would be utilised towards plant modernisation and debt repayment.

Outlook for Grey Cement Business

Cement demand is expected to remain buoyant with a positive outlook for the housing sector, huge construction activity in the commercial arena and the anticipated increased spending on infrastructure by the Government. With the expected higher GDP growth of 7-8% in the long term, cement demand is estimated to grow 8-9% annually. The demand supply gap has narrowed considerably during the current year led by the demand growth and relatively lower capacity additions in FY06. As a result, capacity utilisation levels have moved up and are expected to remain at high levels. Though the capacity additions are likely to accelerate in the next few years, these will be absorbed by the fast growing demand. Cement prices are likely to remain steady.

High oil prices and the resultant strong cash generation in the Middle East led to a boom in the construction sector and a surge in cement demand in the region. Through its subsidiaries, UltraTech and SDCCL, your Company has capitalised on the opportunity, taking advantage of its coastal locations. Large capacity additions in the Middle East are underway to meet the growing demand. The favourable export outlook may continue for another year until demand supply gap is bridged.

Capex Plan

The Company has firmed up plans to expand its capacity by 9.5 million TPA by:

- adding 1.5 million TPA through setting up a split grinding unit at Dadri in U.P. and debottlenecking,
- setting up a 4 million TPA Greenfield cement plant at Kotputli in Rajasthan, with a split grinding unit, and
- adding 4 million TPA through expanding its capacity at Shambhupura in Rajasthan, with a split grinding unit.

This would entail an investment of approximately Rs.2,598 Crores, which is inclusive of the cost of putting up thermal power plants. This would enable the Company cater to the increasing demand in the Northern Region.

To enhance its competitive edge, the Company plans to invest around Rs.1,138 Crores over the next two years on modernisation, de-bottlenecking, RMCs and captive power plants.

UltraTech has lined up plans for a capex of Rs.1,520 Crores, largely towards setting up of two thermal power plants, de-bottlenecking and modernisation. The amount will be invested over the next three years.

Your Company will continue to better its operating efficiencies and lowering cost through optimising logistics, improving conversion ratio and higher usage of alternative fuels.

Sponge Iron

	Unit	FY06	FY05	% Change
Installed Capacity	TPA	900,000	900,000	-
Production	Tonnes	505,825	780,341	(35)
Sales Volume	Tonnes	478,291	772,799	(38)
Net Divisional Turnover	Rs. Crores	633.6	1,021.4	(38)
Average Realisation	Rs./Tonne	12,323	12,774	(4)
Operating Margins	%	10.7%	38.2%	-

Performance Review

The Sponge Iron business remained under severe pressure , largely due to a sharp escalation in the cost of iron ore, pellets and natural gas and fall in sponge iron prices.

Production fell by 35% at 505,825 tonnes due to the poor availability of natural gas. To avoid further cost escalations your Company avoided the use of costly alternative fuels, viz., naptha and propane. As a result, sales volumes were lower by 38% at 478,291 tonnes from 772,799 tonnes in the previous year. Realisations at Rs.12,323 per tonne were lower by 4% due to weak scrap prices, resulting from the correction in steel cycle. As a result, margins were impacted significantly.

Sector Outlook

The sponge iron industry has been posting strong growth over the last 5-6 years. The demand for sponge iron is expected to remain firm, given the promising outlook for the steel sector. However, there is intense competition from the unorganised players, especially coal-based manufacturers. Sponge iron prices have remained volatile in line with global scrap prices. With the recent recovery in global scrap prices, your Company expects sponge prices to improve, albeit marginally.

Business outlook

Your Company's sponge iron business is passing through a difficult phase due to inadequate gas availability and high input prices. The prices for iron ore and natural gas have been further raised by 10% and 25%, respectively from April 06. Profitability is thus expected to remain under pressure. The availability of natural gas, which remains a key concern, is expected to improve by end-2007, as the Dahej-Uran gas pipeline is slated to be commissioned by then.

Textiles

	Unit	FY06	FY05	% Change
Sales Volume				
- Fabrics	Lac Metres	134	154	(13)
- Synthetic Yarn	MT	6,610	6,265	6
Average Realisation				
- Fabrics	Rs./Metre	105	104	-
- Synthetic Yarn	Rs./Kg.	121	121	-
Net Divisional Turnover	Rs. Crores	236.9	249.9	(5)
Operating Margins	%	1.4	4.8	-

Performance Review

The intense competition from the unorganised sector in domestic markets and China in the exports market has resulted in a fall in volumes from 154 lac metres in FY05 to 134 lac metres in FY06. Supplies to the Ready-made Garment business, comprising of global and domestic brands, continued to grow. Revenues were lower by 5% over the previous year. Operating margins have been severely affected by the increased cost of diesel power generation on account of the high cost of furnace oil.

Business Outlook

The demand for fabric from the ready-made garment segment is expected to grow as global brands are looking at India as a destination for outsourcing.

Your Company is planning to put up an 8 MW power plant at an outlay of Rs.40 Crores to curtail power costs. Plans are afoot to modernise the plant which will aid in improving profitability.

FINANCIAL REVIEW AND ANALYSIS

(Rs. in Crores)

	Consolidated			Standalone		
	FY06	FY05	% Change	FY06	FY05	% Change
Gross Turnover	11,714.8	10,776.4	9	7,607.2	7,201.1	6
Net Turnover	10,191.9	9,291.7	10	6,620.5	6,229.3	6
Other Income	252.4	245.2	3	204.2	187.2	9
Total Expenditure	8,113.8	7,264.5	12	5,233.8	4,631.8	13
Operating Profit (PBIDT)	2,330.5	2,272.4	3	1,590.9	1,784.7	(11)
Interest	212.2	284.6	(25)	97.4	138.8	(30)
Gross Profit (PBDT)	2,118.3	1,987.8	7	1,493.5	1,645.9	(9)
Depreciation	563.1	556.2	1	291.6	284.6	2
Surplus on pre-payment of sales tax loan	4.1	34.4	-	4.1	34.4	-
Provision for diminution in value of investments and loans	-	(162.5)	-	-	(92.0)	-
Profit before Tax	1,559.3	1,303.5	20	1,206.0	1,303.7	(7)
Total Tax Expenses	402.7	442.1	(9)	342.8	418.0	(18)
Net Profit after Total Tax	1,156.6	861.4	34	863.2	885.7	(3)
Minority Share	116.0	+19.0	-	-	-	-
Net Profit	1,040.6	880.4	18	863.2	885.7	(3)

Consolidated Results

The Consolidated results of your Company, which incorporates the results of its subsidiaries UltraTech Cement Ltd., Narmada Cement Company Ltd., UltraTech Ceylinco (Pvt.) Ltd., Shree Digvijay Cement Co. Ltd. and its share in the joint ventures, has been impressive. Net turnover crossed the Rs.10,000 Crore mark during the year. This reflects a growth of 10% over the previous year. Operating profit increased by 3% from Rs.2,272.4 Crores to Rs.2,330.5 Crores. Your Company benefited from redûced interest burden and lower tax expenses. Net profit increased from Rs.880.4 Crores to Rs.1,040.6 Crores, up 18% YoY.

Standalone Results

Net Turnover

Net turnover at Rs.6,620.5 Crores grew by 6% in FY06, as explained under the Segmental Review and Analysis.

Other Income

Other income was up by 9% from Rs.187.2 Crores in FY05 to Rs.204.2 Crores in FY06.

Operating Profit (PBIDT)

PBIDT was lower by 11% at Rs.1,590.9 Crores, as elaborated upon under Segmental Review and Analysis.

Interest

Interest at Rs.97.4 Crores in FY06 was lower by 30% from Rs.138.8 Crores in FY05, primarily due to repayment of high cost debts.

Depreciation

Depreciation charges were higher by 2% at Rs.291.6 Crores in FY06 as against Rs.284.6 Crores in FY05, following the net addition of Rs.217.1 Crores to the Gross Block.

Total Tax Expenses

The provision for current tax was lower by 18% at Rs.369.8 Crores in FY06 as against Rs.451.0 Crores in FY05. There was deferred tax credit of Rs.27.0 Crores in FY06 as compared to Rs.33.0 Crores in FY05. Deferred tax credit of FY05 was after write back of Rs.39.1 Crores out of deferred tax of earlier years. Total tax declined by 18% from Rs.418.0 Crores in the previous year to Rs.342.8 Crores in FY06 due to lower profits and decrease in the corporate tax rate.

Net Profit

Net profit after total taxes and exceptional items was lower by 3%, from Rs.885.7 Crores in FY05 to Rs.863.2 Crores in FY06.

CASH FLOW ANALYSIS (Rs. in Crores)

	FY06
Sources of Cash	
Cash from Operations	1,077.1
Non-operating Cash Flow	67.1
Decrease in Working Capital	205.2
	1,349.4
Uses of Cash	
Net Increase in Investments	549.2
Net Capital Expenditure	399.5
Decrease in Debts	53.3
Interest	112.7
Dividend	165.8
Increase in Cash and Cash equivalent	68.9
	1,349.4

Sources of cash

Cash from operations

Cash from operations was Rs.1,077.1 Crores in FY06

Non-Operating Cash Flow

Non-Operating Cash Flow, inclusive of dividend and interest income, has been lower due to lower interest income.

Decrease in working capital

Improved working capital management led to decrease in trade receivables. This resulted in a net reduction of working capital by Rs.205.2 Crores.

Uses of Cash

Net Increase in Investments

During the year, there was increase in Investments by Rs.549.2 Crores, mainly in liquid and debt schemes of Mutual Funds.

Net Capital Expenditure

Capital expenditure was mainly on technology upgradation and normal modernisation in all the businesses, de-bottlenecking in fibre business and setting up of thermal power plants in cement business.

Decrease in Debts

During the year, high cost debentures of Rs.150.2 Crores were repaid. Long term debts decreased by Rs.79.3 Crores. Short term debt increased by Rs.21.9 Crores. Net cash outflow was Rs.53.3 Crores.

Dividend

Your Company has paid Rs.165.8 Crores as dividend including the corporate tax on dividend of Rs.20.6 Crores. For the current year, the Board has recommended a dividend of Rs.20 per share, an increase of 25% over the last year. The outflow on this account will be Rs.209.1 Crores, including the corporate tax on dividend of Rs.25.7 Crores. This accounts for 24.2% of net profit after taxes.

RISKS AND CONCERNS

The risk management framework at your Company ensures compliance with the requirements of amended clause 49 of the Listing Agreement. The framework establishes risk management processes across all businesses and functions of your Company and has in place procedures to inform the board members about risk assessment and minimisation procedure. These processes are periodically reviewed to ensure that the Executive Management controls risks through means of properly defined framework.

The components of risk management are defined by the Company's business model and strategies, organisational structure, risk appetite and dedicated resources. The risk management approach comprises of three key components:

(1) Risk identification:

External and internal risk events that exist are identified in the context of each business' strategy and specific business objectives. These risk events are assessed by managers of the business on defined criteria and prioritised for development of risk mitigation plans based upon its intensity and financial implications.

As your Company is a diversified conglomerate, the risk events essentially are identified, assessed, mitigated and monitored for each business separately. Broadly risks are classified into strategic, operations, financial and knowledge risks, and the same are further classified into market structures, processes, systems, legal, governance, people issues etc.

(2) Risk mitigation:

Developing and documenting mitigation plan for the risks identified to be treated on priority.

(3) Risk monitoring and assurance:

Managing key risks through a structure that cascades across the corporate and businesses.

The Board is responsible for providing oversight and reviewing the risks on a quarterly basis, while the Audit Committee has been currently entrusted with the responsibility for risk management process and reviewing the implementation and effectiveness of mitigation plans for the risks identified. The Committee is in turn assisted by business and function heads who have primary responsibility for risk identification, mitigation and monitoring. This framework will continue to evolve and mature. It will be reviewed and modified on a regular basis to ensure its ongoing relevance and viability.

Some of the key risks affecting your Company are illustrated below:

Economic risk

Due to the opening of world trade and diminishing tariffs, your Company is faced with the threat of pressure on margins on products. To counter these your Company has taken various steps including increase of value added products by upgrading and expanding manufacturing capacities and increasing efforts on R&D. In addition, structural cost optimisation and cost control measures have been initiated.

Competitor risk

The market is highly competitive with the elimination of physical barriers and inroads of large conglomerates into the country with inorganic growth strategies. Your Company continues to focus on rapidly increasing its market share and taking marketing initiatives that help customers in making better informed decisions.

Foreign exchange risk

Your Company's policy is to hedge its long-term foreign exchange risk as well as short-term exposures within the defined parameters. Currently, your Company has a long-term foreign exchange liability of Rs.454.4 Crores, which is fully hedged. Your Company's aggregate exports stood at Rs.194.5 Crores and imports at Rs.668.2 Crores in FY06. As your Company's imports exceed exports, it has suitably hedged the differential short term exposure from time to time.

Interest rate risk

Your Company is exposed to interest rate fluctuations on its borrowings. It uses a judicious mix of fixed and floating rate debts within the stipulated parameters. Your Company continuously monitors its interest rate exposures and whenever required, uses derivative instruments to minimise interest rate risk and interest costs.

Commodity price risk

Your Company is exposed to the risk of price fluctuation on raw materials as well as finished goods in its products. However the risk is mitigated well considering the inventory levels and normal correlation in the price of raw materials and finished goods and with a judicious mix of backward integration for availability of raw material like pulp, caustic soda etc. for VSF and limestone mines for Cement.

INTERNAL CONTROL SYSTEM

Your Company has appropriate internal control system for business processes, with regards to efficiency of operations, financial reporting, compliance with applicable laws and regulations etc. Clearly defined roles and responsibilities down the line for all managerial positions have been institutionalised. All operating parameters are monitored and controlled. Regular internal audits and checks ensure that responsibilities are executed effectively. The audit committee of the Board of Directors actively reviews the adequacy and effectiveness of internal control systems and suggests improvement for strengthening them, from time to time.

CONCLUSION

To conclude, your Company has delivered a healthy performance, particularly viewed in the backdrop of the challenging environment it faced during the year. The outlook appears bright on the back of growth initiatives planned in the Fibre business and the positive outlook for the Cement business. Your Company is confident of creating value for all its stakeholders, given its commanding presence in Fibre and Cement businesses.

CAUTIONARY STATEMENT

Statement in this "Management Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts businesses and other factors such as litigation and labour negotiations. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis of any subsequent development, information or events or otherwise.

REPORT ON CORPORATE GOVERNANCE

Governance Philosophy

The Aditya Birla Group is committed to the adoption of best governance practices and its adherence in the true spirit, at all times. Our governance practices stems from an inherent desire to improve and innovate and reflects the culture of trusteeship that is deeply ingrained in our value system and forms part of the strategic thought process. Our governance philosophy rests on five basic tenets viz., Board accountability to the Company and shareholders, strategic guidance and effective monitoring by the Board, protection of minority interests and rights, equitable treatment of all shareholders as well as superior transparency and timely disclosure.

In line with this philosophy, Grasim Industries Limited, a flagship of the Aditya Birla Group, continuously strives for excellence through adoption of best governance and disclosure practices. The revised Clause 49 of the Listing Agreement of the Stock Exchanges dealing with Corporate Governance is applicable with effect from 1st January, 2006. Your Company is fully compliant with all its provisions. The details of compliance are as follows:

Compliance with Corporate Governance guidelines

I. BOARD OF DIRECTORS

The Board should have an optimum combination of Executive and Non-executive Directors and at least 50% of the Board should comprise of Non-executive Directors. Further, at least one-third of the Board should comprise of Independent Directors if the Chairman is non-executive and at least half of the Board should be independent in case of an executive Chairman. Also a Director shall not be a member in more than 10 committees or act as Chairman of more than 5 committees across all companies in which he/or she is a director

Your Company's Board comprises of 11 Directors, 7 of whom are Independent Directors, 2 are Non-Executive Directors and 2 are Whole Time Directors with considerable experience in their respective fields. The details of the Directors with regard to the outside directorships and Committee positions as well as attendance at Board Meetings/ Annual General Meeting (AGM) are as follows:

Name of Director	Executive/Non-Executive/ Independent[1]	No of Outside Directorships Held[2]		Outside Committee Positions Held[3]		No. of Board Meetings		Attended Last AGM@
		Public	*Private*	*Member*	*Chairman*	*Held*	*Attended*	
Mr. Kumar Mangalam Birla	Non-Executive	11	10	1	—	4	4	No
Mrs. Rajashree Birla	Non-Executive	5	10	—	—	4	3	No
Mr. M.L. Apte	Independent	9	2	4	—	4	4	No
Mr. B.V. Bhargava	Independent	9	—	6	2	4	3	Yes
Mr. R.C. Bhargava	Independent	11	2	5	4	4	3	No
Mr. Y.P. Gupta	Independent	4	—	—	3	4	—	No
Mr. S.B. Mathur	Independent	12	1	3	1	4	2	Yes
Mr. Cyril Shroff	Independent	3	1	—	—	4	2	No
Mr. S.G. Subrahmanyan	Independent	2	—	1	—	4	3	No
Mr. Shailendra K. Jain	Whole Time Director	4	—	—	—	4	3	No
Mr. D.D. Rathi	Whole Time Director	7	2	2	—	4	4	Yes

@ *AGM held on 9th July, 2005 at the Registered Office of the Company at Nagda, Madhya Pradesh.*

Notes:

1. *Independent Director means a director defined as such under Clause 49 of the Listing Agreement.*
2. *Excluding Directorship in foreign companies and companies under Section 25 of the Companies Act, 1956.*
3. *Only two Committees of the Board viz. the Audit Committee and the Shareholders' / Investors Grievance Committees are considered.*

Non Executive Directors' Compensation and Disclosures

All fees/compensation, (except sitting fees) paid to non-executive directors, including independent directors, shall be fixed by the Board of Directors and shall require shareholders' approval. The shareholders' resolution shall specify the limits for the maximum number of stock options that can be granted to non-executive directors, including independent directors.

All fees/compensation paid to the Non-Executive Directors and Independent Directors are approved by Board of Directors and have shareholders' approval.

Other Provisions as to Board and Committees

The Board shall meet at least four times a year, with a maximum time gap of four months between any two meetings. The minimum information, as prescribed in Clause 49 of the Listing Agreement, should be made available to the Board.

Your Company's Board of Directors play primary role in ensuring good governance and functioning of the Company. The Board's role, functions, responsibility and accountability are clearly defined. All relevant information (as mandated by the regulations) is placed before the Board. The Board reviews compliance reports of all laws applicable to the Company, as well as steps taken by the Company to rectify instances of non-compliances, if any. The Members of the Board have complete freedom to express their opinion and decisions are taken after detailed discussions. The details of Board Meetings held during FY2005-2006 are as outlined below:

Date of Board Meeting	*City*	*No. of Directors Present*
29.04.2005	Mumbai	8
27.07.2005	Mumbai	5
26.10.2005	Mumbai	9
25.01.2006	Mumbai	9

Code of Conduct

The Board shall lay down a code of conduct for all Board members and senior management of the company. All Board members and senior management personnel shall affirm compliance with the code on an annual basis. The Annual Report of the company shall contain a declaration to this effect signed by the CEO.

The Board of Directors play an important role in ensuring good governance and have laid down the Code of Conduct ("the Code") applicable to all Board Members and Senior Management of the Company. The Code is also posted on the website of Company.

Declaration

As provided under Clause 49 of the Listing Agreement with the Stock Exchanges, we confirm that the Board Members and Senior Management of the Company have confirmed compliance with the Code for the year ended 31st March, 2006.

For Grasim Industries Limited

D.D. Rathi
Whole Time Director

Shailendra K. Jain
Whole Time Director

II. AUDIT COMMITTEE

A qualified and independent audit committee shall be set up and should meet at least four times in a year with time gap of not more than 4 months between 2 meetings. The audit committee shall have minimum three directors as members, with two-thirds of its members being independent directors. All members of audit committee shall be financially literate and at least one member shall have accounting or related financial management expertise. The Chairman of the Audit Committee shall be an independent director and shall be present at Annual General Meeting to answer shareholder queries. The Company Secretary shall act as the secretary to the committee.

Your Company has an Audit Committee at the Board level, with the powers and the role that are in accordance with the Clause 49 II (C) and (D) of the Listing Agreement. The Audit Committee acts as a link between the management, the statutory and internal auditors and the Board of Directors and oversees the financial reporting process. During the year under review, the Audit Committee met 6 times to deliberate on various matters and the details of the composition, attendance by the Committee members and sitting fees paid to them are as follows:

Names of Audit Committee members	*No. of Meetings*		*Sitting Fees Paid #*
	Held	*Attended*	*(Rs.)*
Mr. B.V. Bhargava, Chairman	6	6	30,000
Mr. R.C. Bhargava	6	6	30,000
Mr. M.L. Apte	6	6	30,000

 # Sitting Fees paid @ Rs.5,000 per meeting of the Committee

All the aforesaid three members of the Audit Committee are Independent Directors.

The Chairman of the Audit Committee was present at the Annual General Meeting of your Company held on 9th July, 2005.

Mr. D.D. Rathi, Whole Time Director & CFO is a permanent invitee to the Audit Committee Meetings. The statutory as well as internal auditors of the Company are also invited to the Audit Committee Meetings.

Mr. Ashok Malu, Company Secretary, acts as the Secretary of the Audit Committee.

The Audit Committee is endowed with the following powers:

1. *To investigate any activity within its terms of reference.*
2. *To seek information from any employee.*
3. *To obtain outside legal or other professional advice.*
4. *To secure attendance of outsiders with relevant expertise, if it considers necessary.*

The role of the audit committee includes the following:

1. *Oversight of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.*
2. *Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees.*
3. *Approval of payment to statutory auditors for any other services rendered by the statutory auditors.*
4. *Reviewing, with the management, the annual financial statements before submission to the board for approval, with particular reference to:*
   a. *Matters required to be included in the Director's Responsibility Statement to be included in the Board's report in terms of clause (2AA) of Section 217 of the Companies Act, 1956*
   b. *Changes, if any, in accounting policies and practices and reasons for the same*
   c. *Major accounting entries involving estimates based on the exercise of judgement by management*
   d. *Significant adjustments made in the financial statements arising out of audit findings*
   e. *Compliance with listing and other legal requirements relating to financial statements*
   f. *Disclosure of any related party transactions*
   g. *Qualifications in the draft audit report.*

5. *Reviewing, with the management, the quarterly financial statements before submission to the Board for approval.*
6. *Reviewing, with the management, performance of statutory and internal auditors, adequacy of the internal control systems.*
7. *Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.*
8. *Discussion with internal auditors any significant findings and follow up there on.*
9. *Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.*
10. *Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.*
11. *To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditor, if any.*

The Audit Committee reviews the following information:

1. *Management discussion and analysis of financial condition and results of operations;*
2. Statement of significant related party transactions (as defined by the Audit Committee), submitted by management;
3. Management letters/letters of internal control weaknesses issued by the statutory auditors;
4. *Internal audit reports relating to internal control weaknesses; and*
5. The appointment, removal and terms of remuneration of the Chief internal auditor shall be subject to review by the Audit Committee

III. SUBSIDIARY COMPANIES

At least one independent director on the Board of Directors of the holding company shall be a director on the Board of Directors of a material non-listed Indian subsidiary company. The Audit Committee of the listed holding company shall also review the financial statements, in particular, the investments made by the unlisted subsidiary company. The minutes of the Board meetings of the unlisted subsidiary company shall be placed at the Board meeting of the listed holding company. The management should periodically bring to the attention of the Board of Directors of the listed holding company, a statement of all significant transactions and arrangements entered into by the unlisted subsidiary company.

Your Company does not have any material non-listed Indian Subsidiary Company. The Audit Committee reviews the financial statements and in particular, the investments made by the unlisted subsidiary companies. The minutes of the Board meetings as well as statements of all significant transactions of the unlisted subsidiary companies are placed before the Board of Directors of the Company for their review.

IV. DISCLOSURES

Basis of related party transactions:

A statement in summary form of transactions with related parties in the ordinary course of business, details of material individual transactions with related parties that are not in the normal course of business and details of material individual transactions with related parties that are not on an arm's length basis is required to be placed before the audit committee.

Your Company places all the aforesaid details before the Audit Committee periodically.

A comprehensive list of related party transactions as required by the Accounting Standard (AS) 18 issued by the Institute of Chartered Accountants of India, forms part of the Note No. 14 of Part B of Schedule 22 to the Accounts in the Annual Report. However, these transactions are not likely to have any conflict with the interests of the Company at large.

Disclosure of Accounting treatment

Your Company has followed all relevant Accounting Standards while preparing the Financial Statements.

Risk Management

The Company shall lay down procedures to inform Board members about the risk assessment and minimization procedures. These procedures shall be reviewed to ensure that executive management controls risk through means of a properly defined framework.

Your Company has a comprehensive risk management policy. The risk management policy inter alia provides for review of the risk assessment and minimization procedure, laying down procedure to inform the Board in the matter and for periodical review of the procedure to ensure that executive management controls the risks through properly defined framework. During the period under view, a detailed exercise was carried out and was reviewed by the Audit Committee and thereafter the Board was informed about the same. The risk management issues are discussed in the Management Discussion & Analysis.

Proceeds from public issues, right issues, preferential issues, etc:

If any capital is raised through an issue, the company needs to disclose to the Audit Committee, the uses / applications of funds on a quarterly basis. Further, on an annual basis, the company shall prepare a statement of funds utilized for purposes other than those stated in the offer document/prospectus/notice and place it before the audit committee. This statement shall be certified by the statutory auditors of the company.

During the year under review, the Company has not raised any proceeds from public issue, right issue or preferential issue.

Remuneration of Directors

The company needs to make disclosures on the remuneration of directors

Decisions relating to the remuneration of the Directors are taken by the Board of Directors of the Company in accordance with the Shareholders' approval, wherever necessary. Independent/ Non-Executive Directors were paid sitting fees of Rs.5,000 per meeting as remuneration. In the AGM held on 17th July, 2004, the shareholders had approved payment of commission not exceeding 0.5% of the net profits of the Company to the non-executive Directors. Each year the Board fixes the amount to be paid as commission. For FY 2005-06, the Board has approved the payment of Rs.3.50 crores as commission to the non-executive Directors.

The amount of commission payable is determined after assigning weightage to attendance, type and significance of the meetings to the overall functioning of the Company.

Details of remuneration paid to the Directors for the period under review are as under:

A. *Non-Executive/Independent Directors:*

Name of Director	Relationship with Other Directors, if any	Commission (Rs.)	Sitting Fees Paid # (Rs.)
Mr. Kumar Mangalam Birla	Son of Mrs. Rajashree Birla	2,69,23,000	20,000
Mrs. Rajashree Birla	Mother of Mr. Kumar Mangalam Birla	4,46,000	15,000
Mr. M L Apte	—	14,85,000	20,000
Mr. B V Bhargava	—	21,07,000	15,000
Mr. R C Bhargava	—	20,38,000	15,000
Mr. Y P Gupta	—	—	—
Mr. Cyril Shroff	—	3,44,000	10,000
Mr. S G Subrahmanyan	—	13,60,000	15,000
Mr. S B Mathur	—	2,97,000	10,000

 # Sitting Fees paid @ Rs.5,000 per meeting of the Board.

Details of sitting fees paid for meetings of the Committees of the Board are given at the respective places in this report.

Notes:

1. *No Director is related to any other Directors on the Board, except for Mr. Kumar Mangalam Birla and Mrs. Rajashree Birla, who are Son & Mother respectively.*
2. *Grasim has a policy of not advancing any loans to its Directors, except to Executive Directors in the course of their normal employment.*

B. Whole-Time Directors:

Whole-time Director	*Relation-ship with other Directors*	*Business relationship with the Company*	*Remuneration paid during 2005-2006*			
			All elements of remuneration package, i.e. salary, benefits, bonus, pension, etc. paid during the year	*Fixed component & performance linked incentives, along with performance criteria*	*Service Contracts, notice period, severance fee*	*Stock option details, if any*
Mr. Shailendra K. Jain	—	*Whole Time Director*	*Rs. 1,47,15,744*	*Refer Note (a)*	*Refer Note (b)*	*None*
Mr. D.D.Rathi	—	*Whole Time Director & CFO*	*Rs. 1,14,45,081*	*Refer Note (a)*	*Refer Note (b)*	*None*

Notes:

a) *The Board has approved payment of performance linked variable pay as under to the Whole Time Directors on achieving of the targets.*

   i) Mr. Shailendra K. Jain was paid a sum of Rs.61,24,270

   ii) Mr. D.D. Rathi was paid a sum of Rs.45,61,906

b) *Their appointment is subject to termination by three months notice in writing on either side.*

c) *Grasim has a policy of not advancing any loans to its Directors, except to Whole Time Directors in the course of their normal employment.*

The company needs to disclose all pecuniary relationship or transactions of the non-executive directors vis-à-vis the company.

No significant/material transactions have been made with the Non-Executive Directors vis-à-vis the Company.

The company shall publish its criteria of making payments to non-executive directors in its annual report. Alternatively, this may be put up on the company's website and reference drawn thereto in the annual report.

As already mentioned hereinabove, all decisions relating to the remuneration of the Directors are taken by the Board of Directors of the Company in accordance with the Shareholders' approval, wherever necessary. Details of remuneration paid to the Directors for the period under review is as given hereinabove.

The company shall disclose the number of shares and convertible instruments held by non-executive directors in the annual report.

All non executive Directors have disclosed their shareholding in the Company. The Company does not have any policy of stock option.

Details of shareholding of non executive Directors is as follows:

Name of Director	No. of Equity Shares held as on 31st March, 2006
Mr. Kumar Mangalam Birla	23,915
Mrs. Rajashree Birla	72,280
Mr. M L Apte	130
Mr. B V Bhargava	277
Mr. R C Bhargava	227
Mr. Y P Gupta	100
Mr. Cyril Shroff	137
Mr. S G Subrahmanyan	100
Mr. S B Mathur	100

Management:

As part of the directors' report or as an addition thereto, a Management Discussion and Analysis report should form part of the Annual Report to the shareholders.

The Management Discussion and Analysis Report forms part of the Annual Report and is in accordance with the requirements laid out in Clause 49 of the Listing Agreement.

Senior management shall make disclosures to the Board relating to all material financial and commercial transactions, where they have personal interest, that may have a potential conflict with the interest of the company at large (e.g. dealing in company shares, commercial dealings with bodies, which have shareholding of management and their relatives etc.)

No material transaction has been entered into by the Company with the Promoters, Directors or the Management, their subsidiaries or relatives etc., that may have a potential conflict with interests of the Company.

Shareholders

In case of the appointment of a new director or re-appointment of a director the shareholders must be provided with the details of Directors

The Company has provided all the details of the Directors seeking reappointment in the AGM Notice attached with this Annual Report.

Quarterly results and presentations made by the company to analysts shall be put on company's web-site, or shall be sent in such a form so as to enable the stock exchange on which the company is listed to put it on its own web-site.

The Company makes presentation to Institutional investors and equity analysts on half yearly basis and also circulates presentations on the Company's performance on a quarterly basis. Copies of the Press Release and Quarterly Presentations are available on the website of the Company (www.grasim.com) and the Group's website (www.adityabirla.com).

SHAREHOLDERS' GRIEVANCE COMMITTEE

A Shareholders' Grievance Committee under the chairmanship of a non-executive director shall be formed to specifically look into the redressal of shareholder and investors complaints like transfer of shares, non-receipt of balance sheet, non-receipt of declared dividends etc. To expedite the process of share transfers, the Board of the company shall delegate the power of share transfer to an officer or a committee or to the registrar and share transfer agents. The delegated authority shall attend to share transfer formalities at least once in a fortnight.

The Company has a "Shareholders Grievance/ Allotment and Transfer Committee" at the Board level to look into various issues relating to shareholders/investors including transfer and transmission of shares as well as non-receipt of dividend, Annual Report, shares after transfers and delays in transfer of shares. In addition, the Committee looks into other issues including status of dematerialisation / rematerialisation of shares and debentures as well as systems and procedures followed to track investor complaints and suggest measures for improvement from time to time.

The composition of the Committee is as follows:

1. *Mr. Cyril Shroff, Chairman*
2. *Mr. S.G. Subrahmanyan, Member*
3. *Mr. D.D. Rathi, Member*

During the year under review, the Committee met 2 times to deliberate on various matters referred above. Details of attendance by Directors at the Committee meetings and sitting fees paid to them are as follows:

Name of Committee Member	No. of Meetings		Sitting Fees Paid # (Rs.)
	Held	Attended	
Mr. Cyril Shroff (Chairman)	*2*	*2*	*10,000*
Mr. S.G. Subrahmanyan	*2*	*2*	*10,000*
Mr. D.D. Rathi	*2*	*2*	—

 # Sitting Fees paid @ Rs.5,000 per meeting of the Committee

Mr. Ashok Malu, Company Secretary, acts as Secretary to the Committee.

The Company's shares are compulsorily traded and delivered in the dematerialised form in all Stock Exchanges. To expedite the transfer in the physical segment, necessary authority has been delegated by your Board to the Officers and Directors of the Company, who are authorised to approve the share transfers/ transmission. Details of share transfers/ transmission approved by the Officers and Directors are placed before the Committee/ Board.

Name and Designation of Compliance Officer: Mr. Ashok Malu, Company Secretary

Details of shareholders' complaints received, number of shares transferred during the year, time taken for effecting these transfers are furnished in the "Shareholder Information" section of this Annual Report.

No strictures/ penalties have been imposed on the Company by the Stock Exchanges or the Securities and Exchange Board of India (SEBI) or any statutory authority on any matters related to capital markets, during the last 3 years.

V. CEO/CFO CERTIFICATION:

Mr. Shailendra K. Jain, Whole Time Director and Mr. D.D. Rathi, Whole Time Director & CFO of the Company have certified to the Board that:

(a) They have reviewed financial statements and the cash flow statement for the year and that to the best of their knowledge and belief :

i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

ii) these statements together present a true and fair view of the Company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.

(b) There are, to the best of their knowledge and belief, no transactions entered into by the Company during the year which are fraudulent, illegal or violative of the Company's code of conduct.

(c) They accept responsibility for establishing and maintaining internal controls for financial reportings and that they have evaluated the effectiveness of the internal control systems of the Company pertaining to financial reporting and they have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of internal controls, if any, of which they are aware and the steps they have taken or propose to take to rectify these deficiencies.

(d) They have indicated to the auditors and the Audit committee

i) significant changes in internal control over financial reporting during the year;

ii) significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

iii) instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or an employee having a significant role in the Company's internal control system over financial reporting

VI. REPORT ON CORPORATE GOVERNANCE

There should be a separate section on Corporate Governance in the Annual Report, with details on the level of compliance by the Company. Non-compliance of any mandatory recommendation with reasons thereof and the extent to which the non-mandatory recommendations have been adopted should be specifically highlighted.

A separate section on Corporate Governance forms part of the Annual Report. Certificate from the Statutory Auditors confirming compliance with all the conditions of Corporate Governance as stipulated in Clause 49 of the Listing Agreement of the Stock Exchanges in India is annexed to the Directors' Report and forms part of the Annual Report.

VII.GENERAL BODY MEETINGS

Details of Annual General Meetings

Location and time, where last 3 Annual General Meetings (AGMs) were held:

Year	Location	Date	Time
2002-03	*Regd. Office, Birlagram, Nagda (M.P)*	*02.08.2003*	*11.30 a.m.*
2003-04	*— do —*	*17.07.2004*	*11.30 a.m.*
2004-05	*— do —*	*09.07.2005*	*11.30.a.m.*

Whether special resolutions passed in the previous 3 AGMs?	Yes
Whether any special resolution passed last year through postal ballot:	No
Details of voting pattern:	N.A.
Person who conducted the postal ballot exercise:	N.A.
Whether any special resolution is proposed to be conducted through postal ballot:	N.A.
Procedure for postal ballot :	N.A.

VIII. MEANS OF COMMUNICATION

Quarterly results:

Which newspapers normally published in:	***Newspaper***	***Cities of Publication***
	Business Standard	*All Editions*
	Economic Times	*Mumbai*
	Financial Express	*Mumbai*
	Nai Duniya / Dainik Bhaskar	*Indore*
Any website, where displayed		*www.grasim.com* *www.adityabirla.com*
Whether the Company Website displays		
All official news releases		*Yes*
Presentation made to Institutional Investors/Analysts		*Yes*
General Shareholder information		*This information forms part of Annual Report*

Status of compliance of Non mandatory requirement

1. The Non-Executive Chairman of the Company may be entitled to maintain an office at the Company's expense and also allowed reimbursement of expenses incurred in performance of his duties. This will enable him to discharge the responsibilities effectively

   The Company maintains a separate office for the Non-Executive Chairman. All necessary infrastructure and assistance are made available to enable him to discharge his responsibilities.

2. The Board may set up a "Remuneration Committee" to determine on their behalf and on behalf of the shareholders with agreed terms of reference, the company's policy on specific remuneration packages for executive directors including pension rights and any compensation payment.

   Your Company does not have a Remuneration Committee. The remuneration of the Directors is decided and approved by the Board of Directors.

3. The half-yearly declaration of financial performance including summary of the significant events in last six-months, should be sent to each household of shareholders.

   "Half Yearly Performance Update" consisting of financial and operational performance for the Half Year ending on 30th September is being sent to the shareholders since 2000-01 and this practice has continued this year as well.

SOCIAL REPORT : MAKING A DIFFERENCE

The philosophy of caring, giving, developing and empowering an under-served people is part of our Group's DNA. It is a common string that courses through the veins of all our Group Companies.

Your Company's Social projects in India's hinterland are carried out under the aegis of the Aditya Birla Centre for Community Initiatives and Rural Development, led by Mrs. Rajashree Birla, your Director.

Your Company's work is based on the felt needs of the communities. It is in tandem with the Group's social vision which is "to make a qualitative difference to the lives of the weaker sections of society in proximity to our plants and in doing so improve the human development index of our nation".

For the year 2005-06 we reached out to nearly 6 lacs of people. A summary of our involvement is as indicated.

Health Care :

- Conducted **630** medical camps at which over **87,200** villagers were medically examined and those who were afflicted treated for their ailments.
- 5,675 villagers were checked for their eyesight of which **2,303** senior citizens were provided with intra ocular lens and 768 were given spectacles for better sight.
- 230 patients diagnosed with tuberculosis were treated and cured.
- We put the smile back on the face of 252 children through cleft-lip surgery.
- 587 physically impaired persons were provided with artificial limbs fitment, while reconstructive surgery enabled 385 polio afflicted persons walk on their feet again.
- In collaboration with Indian Red Cross Society, blood donation camps were organized at the various plants.
- 416 persons were examined and oral health care arranged.
- AIDS awareness camps built greater awareness amongst hundreds of students and the population we work in.
- To raise the awareness level a series of Cancer detection camps were organized.
- At the Company run hospitals at its various plants, over 2.5 lakhs of people are given medical care at extremely subsidized rates.
- Provision of safe drinking water through water filter plants (reverse osmosis plants) and water tanks installed in 12 locations, benefitting 24,000 people, have arrested the spread of water-borne diseases.

Mother and child Care :

- Immunized 49,000 children against polio and 1,669 children for Hepatitis B.
- 48,140 couples have taken to planned families. 1661 persons opted for family planning operations.

Education :

- The drop out rate has been lowered significantly. Over 1150 children between the ages of 3 to 6 have been enlisted in Balwadis run by your Company.
- 833 students enlisted in the Pragnya Shibirs and Pratibha Karanji programme
- Merit Scholarships were earned by 1674 students.
- Training programmes were organized for 5586 students.
- Training and capacity building was undertaken for 78 adult literacy trainers.



1) *A farmer reaps a rich harvest with medicinal crops*
2) *Panditji beams a broad smile. He was operated for cataract in both his eyes and fitted with ocular lens.*
3) *Swaying - her wheat field.*
4) *An entrepreneur - he has set up his printing press after we trained him.*
5) *Juide-eyed, this bull is being checked at our cattle camp.*
6) *A check dam built by us turns into a swimming pool.*

- The Bal Sanskar Kendras are growing and currently have 280 children.
- Midday meals are being provided to all the school children in the areas we work by the Government with our active participation.

Sustainable livelihood :

- Agriculture – Through farm-based programmes, farmer training, nursery raising, setting up of vermin-compost units, seed multiplication and intercropping, over 5,300 farmers benefited.
- Immunised 25,870 animals in 17 animal husbandry camps.
- As part of dairy development, 18 milk collection centers have been set up, aiding 1,200 families.
- The Gokul dairy project at Aditya Cement boasts of a total turnover of Rs.57 lacs since its inception, accrued through the processing of 4,45,543 liters of milk.
- Water harvesting structures, such as hand-pumps installation, erecting check-dams, ponds, roof-water harvesting and digging wells support thousands of families.

Women Self-Help Groups :

- Tailoring training Centers specially catering to widows, single mothers, physically challenged, scheduled castes and other women from the weaker sections of the society, have enabled over 4,000 women stand on their feet. Many of them have been equipped with sewing machines at subsidized rates.
- 120 Self Help Groups formed have led to the empowerment of nearly 1,200 women through skills – training and income generation.
- 20 women weavers are engaged in carpet weaving at the Carpet-making Centre in Madhya Pradesh. What is most encouraging is the fact that these carpets are exported by a Jaipur Export House to the western world.
- Over 60 Sewing and Embroidery training Centers benefit 1100 women. Other income generation activities, such as agarbati making, mushroom cultivation, blanket weaving, knitting and earthworm cultivation provide 800 women with a sustainable livelihood.

Social Welfare :

- At Harihar at a mass marriage programme 145 scheduled caste couples were united.
- 75 smokeless chulas have been provided.

Infrastructure :

- Infrastructure development is supported by your Company through the construction and repair of approach roads, setting up troughs and drinking water structures, health centres and facilities for the under-served communities, including construction of low cost toilets.
- To engage villagers in the development of their villages, your Company had begun training programmes in Panchayati Raj a year ago. The response of the villagers has been encouraging.

Awards :

- In recognition of the outstanding community work done, your Company's Staple Fibre Division (SFD) at Nagda received the prestigious Asian CSR Award 2005, naming it among the three best Asian Corporates working to elevate education standards among the rural poor. The Indian Chemical Manufacturers Association conferred the Corporate Social Responsibility Award on the SFD Plant.

In these humanitarian endeavours, your Company partners with the Government, District Authorities, Village Panchayats and other like-mined NGOs, and above all the communities, who seek to serve. We believe only through collective efforts can we usher in a more equitable society. Your Board and your Company's employees are committed to this process.

ENVIRONMENT REPORT

Environment conservation – A way of life

We believe in sustainable development. For us this translates into meeting today's needs without jeopardising the needs of future generations. For us this means understanding that the earth's resources are finite and that as far as possible, using these sparingly and in a responsible manner makes greater business sense.

We are signatories to the Global Compact, a UN Sponsored initiative and we subscribe to the triple-bottom line accountability. So we regard social, economic and environmental responsibility as integral elements that drive business. We believe these are interdependent and equally important to our success as a Corporate.

At all of our Company's Plants at Nagda, Jawad and Malanpur in Madhya Pradesh, Raipur in Chattisgarh, Bhiwani in Haryana, Kharia Khangar and Shambhupura in Rajasthan, Harihar and Malkhed in Karnataka, Kharach in Gujarat, Raigad (Salav) and Hotgi in Maharashtra, Bhatinda in Punjab and Reddipalayam in Tamil Nadu, we adopt clean technologies and processes that combine both economic progress and sustainable environment. Our plants, with the exception of Bhiwani Textiles Mills, are ISO 14001 Environment Management Systems Certified (EMA) and adhere to OHSAS 18001 standards.

Professional Environmental Auditors such as KPMG Peat Marvick, Det Norske Veritas, the State Pollution Control Board's certified auditors and Environmental Systems Auditors conduct an in-depth environmental audit at our plants. Their Audit Reports validate our commitment to environmental conservation.

Your Company's Viscose Staple Fibre's OEKO-TEX 100 certification endorsing that the fibre produced by us is next to nature, has been renewed by the British Textile Techno Group, Manchester, U.K. This is significant as it also indicates that our Viscose Staple Fibre does not contain any harmful substance.

State-of-the-art automated industrial Effluent Treatment Plants (ETP) operate across all of your Company's manufacturing units. The treated effluent inclusive of treated sewage thrown up by the plants is recycled and is used for horticulture and irrigation.

Among new ways of waste disposal devised at the VSF and pulp plants,include using ETP sludge dryers to facilitate burning in the existing coal fired boilers. This results in lower coal requirement. Your Company diverts treated effluent and sewage not only for gardening, but also for wetting coal-ash handling and in auxiliary cooling towers. These are pro-active environmental conservation measures and lead to energy saving.

Likewise, recycling digester pre-heater steam condensate boiler feed water in the D.M. water plant, has resulted in significant energy savings.

Process modification has yielded a significant reduction in the consumption of chemicals.

To prevent air borne effluents escaping into the atmosphere, equipment like Scrubbers, Cyclones, Condensers, Carbon Sulphite Recovery, Sulphur Recovery Plant and Electrostatic Precipitators are well in place. An elaborated aeration activated sludge process operates in our plants as well to meet the stringent air-pollution norms.

The installation of In-line Optical Brighteners and Analyzers for controlled chlorination and improving the process efficiency has considerably pared chlorine effluent generation.

These apart, the Viscose Staple Fibre Units have taken yet another initiative. The Gypsum sludge, generated in the operational process, is sold to the cement sector while the fly-ash is utilized for manufacturing bricks within a 100 km radius of the plant. These fly-ash bricks are also availed of in the new constructions at the plant.

Like the Viscose Staple Fibre and Pulp Plants, your Company's Cement business also places a premium on energy conservation and recycling waste in a productive manner. Cleaner technologies have been absorbed to meet the challenges of natural resource conservation and minimizing pollution at source. New generation electro-static precipitators, pulse jet-bag filters to control emission levels along with on-line opacity meters installed at all the major project stacks enable control and monitor emission levels. Our intent is to ensure that these are at the minimum.

We have developed a blending technology that gives us the flexibility to use low-grade limestone which would otherwise be an environment waste, to match the desired cement attributes in our cement mix. Large quantity of waste water generated in our cement plants is treated and reused for cooling the mills in the plant.

The Mining operation for our Cement Plant in the South is a unique example in the judicious use of limestone and restoration of environment and ecology. The top soil being removed from the mining site is used in selected sites for reclamation and agro forestry activities. We have introduced Ripper Dozer as mining equipment in our Mines. This is a very environment-friendly method of mining without dust and noise pollution.

Your Company is increasingly resorting to alternate fuels, such as pet coke which is a by-product of oil refineries and low grade lime stones, to save on natural resources.

Your Company's Sponge Iron Plant at Salav is based on the latest technology with in-built pollution environmental conservation systems. It hardly generates liquid effluents as most of the water goes into a re-circulation mechanism. The Supa Flow system ensures the separation of solids from the effluents. As natural gas is the prime source of energy and is free from sulphur, the few gases that are released form the stacks are non-polluting. In addition, dry bag filters and wet scrubbers ensure a dust free environment.

Alongside, educating and sensitizing all of our stakeholders on the need to conserve natural resources is an ongoing process. We solicit suggestions from our employees at all levels on how to better our environment protection measures.

Given the acute water shortage that we face in the hinterland, we have begun several rain-water harvesting projects. We have collected rain-water in the lower benches of some of our captive limestone mines. Effective water recharging projects have been implemented. We have created several water bodies in the catchment areas for rain-water storage and ground water recharging. Close to some of our plants we have constructed rain-water harvesting systems in shopping complexes and hospital roofs. There is an additional upside as these projects help provide water to communities that live close to our plants.

Your Directors and all of your Company's employees are totally committed to sustainable development.



Staple Fibre Plant at Nagda

SHAREHOLDER INFORMATION

1. Annual General Meeting		
- Date and Time	:	25th August, 2006 at 11.30 a.m.
- Venue	:	Grasim Staff Club Registered Office, Birlagram-456 331 Nagda, Madhya Pradesh, India
2. Financial Calendar		
- Financial reporting for the quarter ending June 30, 2006	:	End July 2006
- Financial reporting for the quarter/half year ending September 30, 2006	:	End October 2006
- Financial reporting for the quarter ending December 31, 2006	:	End January 2007
- Financial reporting for the year ending March 31, 2007	:	End April 2007
- Annual General Meeting for the year ending March 31, 2007	:	July/August 2007
3. Dates of Book Closure	:	11th August, 2006 to 25th August, 2006 (Both days inclusive)
4. Dividend Payment Date	:	On or after 25th August, 2006
5. Registered Office & Share Department	:	Birlagram – 456331, Nagda, Madhya Pradesh, India Tel: (07366) 246760-246766, 255042, 256556 Fax: (07366) 244114 / 246024 E-Mail: shares@adityabirla.com Web: www.grasim.com / www.adityabirla.com

6 (a) Listing Details:

Equity Shares	Global Depository Receipts (GDRs)	Non-Convertible Debentures
1. Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai-400 023 2. National Stock Exchange of India Ltd., "Exchange Plaza", Bandra-Kurla Complex Bandra (East), Mumbai 400 051	Societe de la Bourse de Luxembourg Societe Anonyme R.C.B 6222, B P 165 L- 2011, Luxembourg	National Stock Exchange of India Limited, "Exchange Plaza" Bandra-Kurla Complex Bandra (East), Mumbai 400051 Name and Address of Debenture Trustees: State Bank of India Securities & Services Division Mumbai Main Branch Mumbai Samachar Marg Mumbai - 400 023.

Note: Listing fees for the year 2006-07 has been paid to the Bombay Stock Exchange Ltd. and the National Stock Exchange of India Ltd. Listing fees for the GDRs has been paid to Societe de la Bourse de Luxembourg for the calendar year 2006.

6 (b) Overseas Depository for GDRs : Citibank N.A
Depository Receipt Services
111, Wall Street, 20th Floor
NEW YORK, NY – 10005
Tel.: 001-212-6572026
Fax: 001-212-8252029

6 (c) Domestic Custodian of GDRs : Citibank N.A.
Custody Services,
Ramnord House,
77, Dr. Annie Besant Road, Worli,
Mumbai – 400 025
Tel.: 91-22-24975301
Fax: 91-22-24937620

7. Stock Code :

	Reuters	**Bloomberg**
Bombay Stock Exchange (500300)	GRAS.BO	GRASIM IN
National Stock Exchange (GRASIM)	GRAS.NS	NGRASIM IN
Luxembourg Stock Exchange (GDRs)	GRASq.L	GRDS LI

8. Stock Price Data

	Bombay Stock Exchange				National Stock Exchange				Luxembourg Stock Exchange		
	High	Low (In Rs.)	Close	Avg. Vol (In Nos)	High	Low (In Rs.)	Close	Avg. Vol (In Nos)	High	Low (In US$)	Close
Apr-05	1,248.0	1,150.0	1,161.9	26,205	1,311.6	1,148.0	1,162.5	72,137	28.5	26.5	26.7
May-05	1,164.9	1,028.8	1,128.9	72,511	1,169.0	1,106.0	1,128.3	90,674	27.0	25.4	26.0
Jun-05	1,169.0	1,048.0	1,059.0	48,553	1,138.0	1,040.0	1,056.0	94,378	25.7	24.4	24.5
Jul-05	1,244.0	1,050.0	1,188.1	52,556	1,245.0	1,010.0	1,176.2	126,825	27.2	24.1	27.1
Aug-05	1,357.0	1,150.2	1,300.1	58,321	1,358.8	1,150.0	1,300.6	156,916	30.5	26.7	29.5
Sep-05	1,410.0	1,265.0	1,321.0	65,168	1,415.0	1,265.0	1,321.6	139,348	31.5	29.1	30.3
Oct-05	1,362.0	1,087.0	1,119.1	84,739	1,370.0	1,071.6	1,121.9	236,374	30.6	24.3	24.3
Nov-05	1,411.0	1,116.0	1,368.7	64,881	1,411.9	1,116.0	1,367.7	253,635	32.0	24.7	30.0
Dec-05	1,445.0	1,285.0	1,391.3	62,652	1,445.0	1,282.3	1,391.4	199,622	31.1	29.8	30.8
Jan-06	1,484.5	1,370.2	1,451.7	69,450	1,485.0	1,362.0	1,454.3	206,364	33.3	31.5	32.7
Feb-06	1,761.0	1,446.5	1,742.5	96,874	1,760.0	1,449.1	1,742.6	299,197	39.0	33.1	39.0
Mar-06	2,077.0	1,742.5	2,058.0	131,557	2,079.0	1,742.5	2,062.5	321,173	46.0	40.5	45.0

9. Stock Performance



180
160
140
120
100
80
60
40
20
0
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Grasim
Sensex

10. Stock Performance and Returns :

Absolute Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
GRASIM	**69.6**	**522.3**	**726.2**
BSE Sensex	73.7	270.0	213.0
NSE Nifty	67.1	247.8	196.3

Annualised Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
GRASIM	**69.6**	**83.9**	**52.6**
BSE Sensex	73.7	54.7	25.6
NSE Nifty	67.1	51.5	24.3

11. Registrar and Transfer Agents (For share transfers and other communication relating to share certificates, dividend and change of address) : In-house Share Transfer Registered with SEBI as Category II - Share Transfer Agent vide Registration No. INR 000003688

Share Department
Grasim Industries Limited
Birlagram - 456331, Nagda, Madhya Pradesh
Tel: (07366) 246760-246766,
255042, 256556
Fax: (07366) 244114/246024
E-Mail: shares@adityabirla.com

12. Share Transfer System:

Share transfers in physical form are registered and returned within a period of 10 days from the date of receipt, if the documents are clear in all respects. Officers of the Company have been authorized to approve transfers upto 1000 shares in physical form under one transfer deed. One Director jointly with one Officer of the Company has been authorized to approve the transfers exceeding 1000 shares in physical form under one transfer deed.

Transfer Period (in days)	2005-06			2004-05		
	No. of transfers	No. of shares	%	No. of transfers	No. of shares	%
1 – 15	3,895	186,630	72.1	5,322	988,111	94.9
16 – 20	245	17,479	6.8	249	9,525	0.9
21 – 30	1,032	54,715	21.1	931	43,592	4.2
Total	**5,172**	**258,824**	**100.00**	**6,502**	**1,041,228**	**100.00**

13. Investor Services :

Complaints received during the year

Nature of complaints	2005 – 06		2004 – 05	
	Received	Cleared	Received	Cleared
Relating to Transfer, Transmission, Dividend, Interest, Demat & Remat and Change of address	23	22*	37	37

* One Complaint received on 30.03.2006 has since been cleared on 01.04.2006.

Legal proceedings on share transfer issues, if any : There are no major legal proceedings relating to transfer of shares.

14. Distribution of Shareholding as on 31st March:

No. of Equity Shares held	2006				2005			
	No. of Share holders	% of Share holders	No. of Shares held	% share holding	No. of Share holders	% of Share holders	No. of Shares held	% Share holding
1-100	141,679	85.9	4,318,062	4.7	150,343	86.0	4,595,158	5.0
101-200	12,012	7.3	1,729,727	1.9	12,694	7.2	1,824,987	2.0
201-500	7,467	4.5	2,327,498	2.5	7,832	4.5	2,429,094	2.6
501-1000	2,143	1.3	1,501,936	1.6	2,257	1.3	1,584,767	1.7
1001-5000	1,137	0.7	2,169,758	2.4	1,248	0.7	2,446,215	2.7
5001-10000	112	0.1	824,223	0.9	142	0.1	1,057,148	1.2
10001 & above	297	0.2	78,802,450	86.0	315	0.2	77,734,728	84.8
Total	**164,847**	**100**	**91,673,654**	**100**	**174,831**	**100.00**	**91,672,097**	**100.00**

15. Categories of Shareholding as on 31st March:

Category	2006				2005			
	No. of Share holders	% of Share holders	No. of Shares held	% Share holding	No. of Share holders	% of Share holders	No. of Shares held	% Share holding
Promoters & PersonsActing in concert	37	0.0	22,898,164	25.0	34	0.0	20,131,026	21.9
Mutual Funds & UTI	164	0.1	9,220,691	10.1	152	0.1	6,031,641	6.6
Banks and FIs	221	0.1	11,129,026	12.1	231	0.1	11,882,154	13.0
FIIs	148	0.1	19,481,318	21.3	162	0.1	21,713,838	23.7
GDRs	1	0.0	10,445,215	11.4	1	0.0	11,345,201	12.4
Corporates	1,741	1.1	3,011,267	3.3	1,717	1.0	3,350,887	3.7
NRIs/OCBs	4,954	3.0	3,522,473	3.8	5,119	2.9	3,627,160	3.9
Indian Public	157,581	95.6	11,965,500	13.0	167,415	95.8	13,590,190	14.8
Total	**164,847**	**100.0**	**91,673,654**	**100.0**	**174,831**	**100.0**	**91,672,097**	**100.0**

16. Dematerialisation of Shares and Liquidity : 85.80% of outstanding Equity (including 11.39% of capital in the form of Global Depository Receipts) has been dematerialised as on 31st March, 2006. Equity Shares of the Company are available for dematerialisation through both the depositories viz. National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL).

ISIN for Grasim's Equity Shares - INE047A01013

17. Details on use of public funds obtained in the last three years : Not Applicable

18. Outstanding GDRs/Warrants and Convertible Bonds : 10,445,215 GDRs (Previous Year 11,345,201) are outstanding as on 31st March 2006. Each GDR represents one underlying equity share. There are no warrants/ convertible bonds outstanding as at the year-end.

19. **Plant Locations:**

Fibre & Pulp Plants

Staple Fibre Division
Birlagram 456 331, Nagda
Madhya Pradesh
Tel : (07366) 246760-246766
Fax : (07366) 244114 / 246024

Harihar Polyfibres & Grasilene Division
Harihar, Dist. Haveri
Kumarapatnam 581 123, Karnataka
Tel : (08373) 242171-75
Fax : (08373) 242875
(08192) 247555

Birla Cellulosic
Birladham, Kharach,
Kosamba 394120
Dist. Bharuch (Gujarat)
Tel : (02646) 270001-5
Fax : (02646) 270010, 270310

Chemical Division
Birlagram 456 331
Nagda, Madhya Pradesh
Tel: 07366 245501 – 03
Fax: 07366 246767 / 245845

Cement Plants

Vikram Cement
Dist. Neemuch,
Khor 458470 (M.P.)
Tel : (07420) 230830, 235557
Fax : (07420)235524

Aditya Cement
Adityapuram
Sawa – Shambhupura Road
Dist. Chittorgarh, Rajasthan 312613
Tel : (01472) 2220192-197
Fax : (01472) 2220289

Grasim Cement
Grasim Vihar, Village P.O., Rawan
Tehsil: Sigma, Dist. Raipur (C.G.)
Tel : (07726) 288217-20
Fax : (07726) 288215, 288209

Rajashree Cement
Aditya Nagar, Malkhed Road,
Gulbarga 585292, Karnataka
Tel : (08441) 288888
Fax : (08441) 288624/ 288365

Grasim Cement Division – South
Reddipalayam PO
Dist. Ariyalur 621704, T.N.
Tel : (04329) 249240
Fax : (04329) 249253

Birla White
Rajashree Nagar, P.O. Kharia Khangar
Tehsil: Bhopalgarh
Dist. Jodhpur 342606 (Raj.)
Tel : (02920) 264040 – 47
Fax : (02920) 264244 / 264222

Others Plants

Vikram Woollens
GH I to IV, Ghironghi,
Malanpur
Dist. Bhind (M.P.) 477117
Tel : (07539) 283602, 283603
Fax : (07539) 283339

Bhiwani Textile Mills/ Elegant Spinners
Birla Colony, Bhiwani 127 001
Haryana
Tel : (01664) 243126, 242577
Fax : (01664) 242575, 243717

Sponge Iron Division
Vikram Ispat
Salav, Dist. Raigad 402 202
Maharashtra
Tel : (02144) 260110 / 260119
Fax : (02144) 260104, 260122

20. Investor Correspondence:

Share Department
Grasim Industries Limited
Registered Office: Birlagram – 456 331, Nagda (M.P.)
Tel: (07366) 246760-246766, 256556, 255042
Fax: (07366) 244114/246024
E-Mail: shares@adityabirla.com

21. Per Share Data:

	2005-06	2004-05	2003-04	2002-03	2001-02
Net Earning (Rs. Crs.)@	859.1	943.4	779.3	536.2	359.2
Cash Earning (Rs. Crs.)@	1123.7	1194.9	1059.0	775.3	662.4
EPS (Rs)@	93.7	102.9	85.0	58.5	39.2
EPS Growth (%)	(8.9)	21.1	45.3	49.3	—
CEPS (Rs.)@	122.6	130.3	115.5	84.6	72.2
Dividend Per Share (Rs.)	20.0	16.0	14.0	10.0	9.0
Dividend Payout (%)	24.3	17.7	18.6	19.3	23.0
Book Value Per Share (Rs.)	543.0	472.0	393.2	324.0	295.2
Price to Earning*	22.0	11.8	12.6	5.7	7.4
Price to Cash Earnings*	16.8	9.3	9.3	3.9	4.0
Price to Book Value*	3.8	2.6	2.7	1.0	1.0

* *Based on Stock Price as on 31st March*

@ *Before exceptional items*

22. OTHER USEFUL INFORMATION FOR SHAREHOLDERS

Unpaid/Unclaimed Dividends

1. In terms of Section 205A of the Companies Act 1956, unclaimed equity dividend for the financial year(s) up to 1994-95 has been transferred to the General Revenue Account of the Central Government. Shareholders who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies – Madhya Pradesh, Sanjay Complex, 3rd Floor, 'A' Block, Jayendraganj, Gwalior 474 009 (M.P.) by submitting an application in the prescribed form.
2. Pursuant to Sections 205A & 205C of the Companies Act, 1956, unclaimed equity dividend for the financial years 1995-96 to 1997-98 has been transferred by the Company to the Investor Education & Protection Fund (IEPF) constituted by the Central Government. No claim by the Shareholders shall lie against IEPF in respect of the said unclaimed amount.
3. Shareholders are advised that dividends for the financial year 1998-99 onwards, which remains unpaid / unclaimed over a period of 7 years, is to be statutorily transferred by the Company to IEPF. Shareholders who have not claimed the dividend for this period are requested to lodge their claim with the Company, as once unclaimed dividend is transferred to IEPF, no claim by the Shareholders shall lie in respect thereof against IEPF or the Company.
4. Shareholders who have not yet encashed their dividend warrants for the years 1998-99 to 2004-05 may approach the Share Department of the Company for revalidation / issue of duplicate dividend warrants quoting reference of their Ledger Folio numbers. Unclaimed dividend for the year 1998-99 is due for transfer to IEPF later during the year.

ECS Facility

Company is providing facility of "Electronic Clearing Service" (ECS) for payment of dividend to shareholders residing in some selected cities (having RBI ECS Centres). Shareholders holding shares in physical form are requested to provide details of their bank account for availing ECS facility. However, if the shares are held in dematerialized form, the ECS mandate has to be communicated to the respective Depository Participant (DP). Changes, if any, in the details furnished earlier may also be communicated to the Company or DP, as the case may be.

Share Transfer / Dematerialisation

1. Share transfer requests are acted upon within 10 days from the date of their receipt at the Share Department. In case no response is received from the Company within 30 days of lodgement of transfer request, the lodger should immediately write to the Share Department of the Company with full details so that necessary action could be taken to safeguard interest of the concerned against any possible loss/interception during postal transit.
2. Dematerialisation requests duly completed in all respects are normally processed within 7 days from the date of receipt at the Share Department of the Company.
3. Equity Shares of the Company are under compulsory demat trading by all investors with effect from 5th April, 1999. Considering the advantages of scripless trading, shareholders are requested to consider dematerialisation of their shareholding, so as to avoid inconvenience in future.

Correspondence with the Company

Shareholders / Beneficial Owners are requested to quote their Folio No. / DP & Client ID Nos., as the case may be, in all correspondence with the Company. All correspondence regarding shares and debentures of the Company should be addressed to the Share Department of the Company at its Registered Office at Birlagram, Nagda - 456 331 (Madhya Pradesh) and not to the Corporate Finance Division or to any other office(s) of the Company. Shareholders can send such correspondence, which do not require signature verification for processing, through E-mail on "shares@adityabirla.com".

Non-Resident Shareholders

Non-resident Shareholders are requested to immediately notify the following to the Company in respect of shares held in physical form and to their DPs in respect of shares held in dematerialized form:-

- Indian address for sending all communications, if not provided so far;
- Change in their residential status on return to India for permanent settlement;
- Particulars of the Bank Account maintained with a bank in India, if not furnished earlier.
- RBI Permission number with date to facilitate prompt credit of dividend in their Bank Accounts.
- E-mail ID, and fax no.(s), if any.

General Information

1. In terms of the regulations of NSDL & CDSL, bank account details of beneficial owners of shares in demat form will be printed on the dividend warrants as furnished by the Depository Participant. The Company will not entertain requests for change of such bank details printed on their dividend warrants. In case of any changes in your bank details, please inform to your DP now /immediately.
2. Shareholders holding shares in physical form are requested to notify to the Company, change in their address / Pin Code number and Bank Account details promptly by written request under the signatures of sole / first joint holder.

   Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, change of address, bank details, nomination, power of attorney, etc. directly to their DP as the same are maintained by the DPs.
3. To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account Details (if not provided earlier) to the Company (if shares held in physical form) or to DP (if shares held in demat form), as the case may be, for printing of the same on their dividend warrants.
4. In case of loss/misplacement of shares, investors should immediately lodge a FIR/Complaint with the police and inform to the Company along with original or certified copy of FIR / Acknowledged copy of Police complaint.

5. For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

6. Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate possibility of difference in signature at a later date.

7. Shareholders of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificate in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.

8. Section 109A of the Companies Act, 1956 extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular, those holding shares in single name, may avail of the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form, which can be obtained from the Share Department of the Company by sending written request through any mode including e-mail on **"shares@adityabirla.com"**.

9. Shareholders are requested to give us their valuable suggestions for improvement of our investor services.

Dear Shareholders,

Your Directors have pleasure in presenting the 59th Annual Report and Audited Accounts of the Company for the year ended 31st March 2006.

FINANCIAL RESULTS

(Rs. in crores)

	2005-06	2004-05
Gross Turnover	**7607.2**	7201.1
Gross Profit	**1493.5**	1645.9
Less : Depreciation	**291.6**	284.5
Profit before exceptional items and tax expenses	**1201.9**	1361.4
Exceptional Items		
Surplus on prepayment of sales tax loans	**4.1**	34.3
Profit before Tax and Diminution	**1206.0**	1395.7
Provision for diminution in the value of investment and loans	—	(92.0)
Profit before Tax	**1206.0**	1303.7
Tax Expenses	**(342.8)**	(418.0)
Profit after Tax	**863.2**	885.7
Add:		
Debenture Redemption Reserve written back	**8.6**	6.9
Investment Allowance Reserve written back	**0.3**	0.1
Balance brought forward from Previous Year	**815.3**	790.2
Surplus available for Appropriation	**1687.4**	1682.9
Appropriation :		
General Reserve	**600.0**	700.0
Proposed Dividend	**183.3**	146.7
Corporate Tax on Dividend	**25.7**	20.9
Balance transferred to Balance Sheet	**878.4**	815.3
	1687.4	1682.9

Your Company has posted impressive performance. Turnover at Rs.7,607 crores mirrors a 6% increase over the corresponding year. Net Profit was lower at Rs.863 crores, constrained by your Company's Sponge Iron business, which was constricted by the phenomenal rise in input costs and non-availability of natural gas. The commendable performance of the Cement business, cost optimization measures and substantially reduced interest costs helped mitigate the impact on profits to a great extent.

The VSF business' performance has been good. Despite the record global cotton crop for the second consecutive year and disturbances in European markets post-quota abolition, the business recorded its highest ever sales volumes of 242,399 tons. This was made possible due to a healthy domestic demand and higher VSF exports to South Asian countries. Your Company took a conscious decision to scale down its production with a view to reducing inventory levels. As a result, production was lower by 8% at 228,981 tons. Realisations were lower at Rs.73,786 per ton, reflecting the lower prices of cotton and VSF globally.

The Cement business posted an excellent performance. Higher capacity utilisation, increased sales volumes and better realizations translated into improvement in operating margins and increased profitability. Production at 13.83 Mn. tons and sales volumes at 13.99 Mn. tons were higher by 11% over the corresponding year. Realisations grew reflecting better pricing environment. Reduced power consumption, increase in blended cement ratio and better economies of scale contributed in no small measure.

The White Cement business too performed exceedingly well. Production and sales volumes rose by 11% and 12% respectively. Realizations increased by 7%.

Sponge Iron business remained under severe pressure during the year. Production was limited due to non-availability of natural gas. Consequently, sales volumes declined. Operating margins were squeezed due to a steep increase in the prices of inputs, viz., natural gas, iron ore and pellets. This impacted the overall profitability of the Company.

The Chemical business recorded an improvement. Both production and sales were up by 2%, while realizations amplified by 9% at Rs.20,594 per ton.

An unrelenting thrust on operational efficiencies through de-bottlenecking, plant up-gradation, energy reduction and modernization processes has enabled your Company to sustain its performance.

DIVIDEND

Your Board has recommended a dividend of Rs.20 per share (last year: Rs.16), and seeks your approval for the same. The total outgo of the dividend to be paid to the shareholders will be Rs.209 crores (inclusive of Corporate Tax on Dividend @ 14.025%) as against Rs.168 crores paid in the previous year.

DEBENTURES AND TERM LOANS

Your Company has raised long term Rupee loan of Rs.70 crores. The funds were utilized to meet the requirements of capital expenditure.

Debentures aggregating Rs.135 crores and term loans of Rs.15 crores have been repaid. Your Company repurchased its own debentures totalling Rs.15 crores and these have been extinguished in the books.

RESEARCH AND DEVELOPMENT

To foster technical excellence and to maintain its leadership position through development of value added products, your Company continues to accord a high priority to R&D. A steadfast focus on Research and Development continues to be a major driver of its leadership position in an increasingly competitive business environment.

Your Company's Fibre business, working closely with the Birla Research Institute of Applied Sciences, has now developed capabilities for producing 3rd generation manmade Solvent Spun fibres, in addition to standard VSF (1st generation) and Modal (2nd generation) , which your Company was already producing commercially. Your Company's indigenous commercial plant, which will be commissioned by end-2006, for production of 10 TPD of the 3rd generation "Solvent Spun Fibres" will be a proud testimony to your Company's technical capabilities. Furthermore, your Company's new state of the art "Textile Research and Applications Development Centre" (TRADC), at Kharach, Gujarat has carried out developmental activities relating to the downstream value-chain, which would be key to future competitiveness.

Your Company's Cement R & D is providing comprehensive technological support in the field of quality and productivity improvement in its present and future dimensions. It will also endeavour to assume a national stature to help grow the cement and concrete industry in the country. Your Company's Cement R & D activities extend to the field of utilization of alternative raw mix additive and conducting studies on energy conservation and cost reduction as well. Plans for development of new cementitious materials are on the anvil. It is also engaged in design and development of ready-to-use cementitious repair materials. Your Company's Cement R & D has taken a lead in the country for use of waste-derived fuels like municipal waste, agricultural and industrial waste for use in cement kilns. This will contribute to waste utilisation and will be an environment friendly initiative.

HUMAN RESOURCES

We fully recognize that people are the lifeline of our Organisation. Hence we invest heavily in people, people-processes and in skill development. In the Chairman's letter, Group-wide initiatives to build a meritocracy have been detailed. All these processes, such as Values Workshop, talent management, job analysis and evaluation, and performance management, among others, have been implemented at your Company as well.

The importance of learning, re-learning and un-learning can never be underscored. At Gyanodaya, our Management Learning Institute, more then 150 executives underwent training programmes that helped build new competencies and hone current competences.

To strengthen the Performance Management Process, Performance Management Workshops have been conducted based on Corporate H.R. guidelines, to cover all Management staff at various locations. Performance Champions have been identified to strengthen the process.

CORPORATE GOVERNANCE

Your Company fully adheres to the standards set out by the Securities and Exchange Board of India's Corporate Governance practices and has implemented all of its stipulations. The Company's Statutory Auditor's Certificate dated 27th April, 2006 in terms of Clause 49 of the Stock Exchange Listing Agreement is annexed to and forms part of the Directors' Report.

As stipulated in Section 217(2AA) of the Companies Act, 1956, your Directors subscribe to the "Directors' Responsibility Statement" and confirm that:-

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) the directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period ;

iii) the directors have taken proper and sufficient care of the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) the directors have prepared the annual accounts on a going concern basis.

SUBSIDIARY COMPANIES

The Company's two key subsidiaries have performed well during the year.

The performance of UltraTech Cement Limited during the year was noteworthy. It achieved a cement sale of 13.72 Mn. tons and clinker sale of 1.33 Mn. tons. Domestic cement realizations have clocked a healthy growth during the year.

Shree Digvijay Cement Company Limited too has reported a significant improvement in its performance, with production, sales volumes and realizations being higher over the corresponding year.

The Statement pursuant to Section 212 of the Companies Act, 1956 containing the details of the Company's subsidiaries is attached.

In terms of the approval granted by the Central Government u/s 212 (8) of the Companies Act, 1956, copies of the Balance Sheet, Profit & Loss Account, Reports of the Board and the Auditors of all the Subsidiary Companies have not been attached to the Balance Sheet of the Company as at 31st March, 2006. However, the related detailed information of the Annual Accounts of the Subsidiary Companies will be made available to the Holding and Subsidiary Companies' investors seeking such information at any point of time. The Annual Accounts of the Subsidiary Companies will also be kept for inspection by the investors at the Registered Office of the Company and that of the Subsidiary Companies concerned.

CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements have been prepared by the Company in accordance with the applicable Accounting Standards (AS-21, AS-23 and AS-27) issued by the Institute of Chartered Accountants of India and the same together with Auditors' Report thereon form part of the Annual Report.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

The particulars of employees, required under Section 217(2A) of the Companies Act, 1956, are given as an Annexure to this report.

Additional information on Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo, stipulated under Section 217(1)(e) of the Companies Act, 1956 is set out in a separate statement, attached to this report and forms part of it.

DIRECTORS

Mr. Kumar Mangalam Birla, Mr. M.L. Apte and Mr. R.C. Bhargava retire from office by rotation and being eligible, offer themselves for re-appointment. A brief resume, expertise and details of other directorships of these Directors is attached along with the Notice of the ensuing Annual General Meeting.

AUDITORS

The Board, on the recommendation of the Audit Committee, has proposed that M/s. G.P. Kapadia & Co., Chartered Accountants, Mumbai, be re-appointed as the Statutory Auditor of the Company and to hold office till the conclusion of the next Annual General Meeting of the Company. M/s. G.P. Kapadia & Co., Chartered Accountants, Mumbai have forwarded their certificate to the Company, stating that their re-appointment, if made, will be within the limit specified in that behalf in Sub-section 1(b) of Section 224 of the Companies Act, 1956.

The Board, on the recommendation of the Audit Committee, has proposed that M/s. A.F. Ferguson & Co., Chartered Accountants, Mumbai, be re-appointed as the Branch Auditors of the Company to audit the Accounts in respect of the Company's Cement business consisting of all Cement manufacturing units, Grinding units, Ready Mix Concrete units, Cement Marketing Division and White Cement unit and to hold office till the conclusion of the next Annual General Meeting of the Company. The Board, on the recommendation of the Audit Committee, has also proposed that M/s. Vidyarthi & Sons, Chartered Accountants, Gwalior, be re-appointed as the Branch Auditor of Vikram Woollens Division of the Company.

Your Directors request you to appoint the auditors for the current year and fix their remuneration.

COST AUDITORS

In pursuance of Section 233-B of the Companies Act, 1956, your Directors have appointed M/s R. Nanabhoy & Co., Mumbai, M/s R.J. Goel & Co., Delhi, M/s K.G. Goel & Co., Jaipur and M/s N.D. Birla & Co., Ahmedabad as the Cost Auditors to conduct the Cost Audit of Pulp & Fibre, Caustic Soda, Sulphuric Acid, Cotton Textile and Cement for the year 2006-07, subject to the approval of the Central Government.

APPRECIATION

Your Directors wish to place on record their appreciation of the dedication and commitment of your Company's employees to the growth of your Company during a challenging year. Their unstinted support has been and continues to be integral to your Company's ongoing success.

Your Directors wish to thank the Central and State Governments, banks, financial institutions, shareholders and business associates for their continued co-operation and support.

For and on behalf of the Board

KUMAR MANGALAM BIRLA
Chairman

Mumbai, 27th April, 2006

ANNEXURE TO THE DIRECTORS' REPORT

Information under Section 217(1) (e) of the Companies Act, 1956 read with Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of Board of Directors Rule, 1988 and forming part of the Directors' Report for the year ending 31st March, 2006

A CONSERVATION OF ENERGY

a) Energy Conservation measures taken

The Company is engaged in the continuous process of energy conservation through improved operational and maintenance practices:

i) Viscose Staple Fibre Units

- Installation of Variable Frequency Drives for various fans and pumps
- Transfer of Strong Lye from Settler to Head Tank directly in Viscose section
- Adoption of Gear Box in place of Belt Drive in Roto Pumps
- Installation of one more Triple effect anhydrous evaporator in Auxiliary by replacing existing two double effect evaporators
- Utilization of heat in Sodium Sulphate dryer condensate by flashing it in anhydrous evaporator heater
- Use of EC2 Bleed Steam in GDR HP Heater in Energy Centers
- Mixed Charge Lye system for Viscose preparation in Simplex
- Modification of NFL Handling System in Recovery
- Replacement of lower efficiency Ejectors by higher efficiency Ejectors for MSFE in Recovery

ii) Pulp Units

- Installation of High efficiency Repulper screw for 3 nos vacuum filters
- Installation of High efficiency chilled water condenser pump to conserve electrical energy
- Installation of energy efficient helical gear motor for chipper house belt conveyors to conserve electrical energy

iii) Cement Units

- Installation of Pressure transmitter & Air receiver for Girth Gear
- Installation of Pipe conveyor for cement mill transport
- Coal mill classifier up gradation
- Installation of Dynamic classifier in Coal Mill
- Installation of high efficiency Cooler vent fan impeller
- Expert control system for optimization of cement mill operations
- Close circuiting of cement mill
- Optimisation of ESP voltage
- Modification in Preheater Cyclones & down comer Duct
- Modification of RSP Calciner and Mixing Chamber
- Replacement of Preheater Cyclone by Hurriclon
- Installation of Air Heater for improved heat recovery from waste gases

iv) Chemical Units

- Installation of Energy Efficient Motors
- Using hydrogen as fuel
- Recoating and remembraning of Membrane Electrolysers

b) Additional investment and proposals, if any, being implemented for reduction of consumption of energy:

i) Viscose Staple Fibre Units

- Adoption of steam injectors in Desulph Tanks in aftertreatment section
- Modification of condensate lines and adoption of Float Traps i.p.o inverted bucket traps to Fibre Dryers
- Replacement of low efficiency Spin Bath / MSFE Circulation Pumps with higher efficiency pumps
- Adoption of Acid Absorption Crystaliser in place of steam based Crystaliser in auxiliary
- Installation of PHE in cooling Spin Bath feed to PC / BC of cystallizers
- Adoption of pressure reducing de-superheating station for anhydrous evaporators

ii) Pulp Units

- Re-use of digester pre-heater condensate as recovery boiler feed water
- Energy efficient lime kiln to reduce furnace oil consumption
- Higher efficiency dilution tank liquor pump to conserve electrical energy

iii) **Cement Units**

- — Compressed air optimization system
- — Roller Press in existing Ball Mill circuit
- — Series Reactor and HT capacitor for power factor improvement
- — Variable Frequency Drive for bag filter fans
- — Isolation dampers replacement with HAG booster fans
- — Sonic tube leak detection systems for boilers
- — Coal Mill classifier up gradation
- — Cement Mill close circuiting
- — Vertical Roller Mill for Cement grinding

iv) **Chemical Units**

- — Conversion of existing Caustic Soda Plant based on Mercury cell technology to environment & energy efficient Membrane cell technology
- — Installation of Harmonics Filter Banks
- — Installation of Energy Efficient Fans
- — Remembraning of Membrane Cell Elements

c) **Impact of Measures at (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods:**

· The above measures have resulted/ will result in reduction in fuel & power consumption and increase in productivity and reduction in energy cost

d) **Total Energy Consumption and Energy Consumption per Unit of Production:**

As per Form "A" attached.

B. TECHNOLOGY ABSORPTION

Efforts made in Technology Absorption in Form "B"

RESEARCH & DEVELOPMENT (R&D)

FORM "B"

1 **Specific areas in which R&D carried out by the Company:**

Cement Units

- — Development of New products
- — Loop Duct & TCS system for use of alternate fuel
- — Use of waste derived fuels in cement kilns

Fibre Units

- — Development of new application and products
- — Optimization of process parameters and improvement in quality of yarn

2 **Future Plan of Action**

Cement

- — Design and development of ready to use cementitious repair materials
- — Development of White Cement based new products

Fibre

- — R&D activities to assist Textile Industry, the downstream value chain, for design of fabric to enhance the fabric performance

3 **Expenditure on R & D**

In addition to expenditure on in-house Research & Development which are shown under respective heads of expenditure in the Profit & Loss Account, Rs. 347 lacs are shown under Research & Development expenses which includes amount paid to various Research Institutes for carrying out Research and Development work related to Company's products.

4 **Technology Absorption, Adoption and Innovation**

The latest technology adopted for improving productivity and product quality and reducing consumption of scarce raw material and fuels.

Information regarding technology imported during the last five years. :

- — Latest process technology to enhance clinker production capacity and also to modify the Pyro Section for suitability to use 100% petcoke
- — Installed Roller Press in semi-finished mode with existing Cement Mill for reduction in power consumption and improving the quality

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

The information on Foreign Exchange earnings and outgo is contained in Schedule 23 (4) and (5) of accounts. The Company is exporting Viscose Staple Fibre, Chemicals, Cement, Textiles and Plant & Machinery.

FORM 'A'

Total Energy Consumption and Energy Consumption per unit of Production

(A) POWER & FUEL CONSUMPTION

		Unit	Current Year	Previous Year
1.	**Electricity**			
	a) Purchased - Unit	'000	412462	349830
	Total amount	Rs in lacs	17072.95	15028.48
	Rate per Unit	Rs./Unit	4.14	4.30
	b) Own Generation			
	I) Through Diesel Generator - Unit	'000	307646	328460
	Unit per Liter of Diesel Oil	Units/Ltr.	4.05	3.93
	Cost/Unit	Rs./Unit	4.39	3.89
	II) Through Stem Turbine - Units	'000	1308334	1264787
	Units per Kg. Of Steam	Co-generation of Steam & Power		
	Cost / Unit (Cost of fuel and duties only)	Rs./Unit	2.24	2.27
2.	**Coal (Slack, Steam & ROM including Lignite Coal & other Alternative Fuel)**			
	For Co-generation of Steam & Power	Tonne	1584550	1580407
	For Process in Cement Plants	Tonne	1382900	1380805
	Total amount	Rs in lacs	71227.87	68896.75
	Average rate	Rs./Tonne	2400.31	2326.64
3.	**Furnace Oil (Including LSHS)**			
	Quantity	K. Ltrs.	82306	90624
	Total amount	Rs in lacs	12564.87	10516.64
	Average rate	Rs./K. Ltrs.	15266	11605
4.	**Light Diesel Oil (LDO)**			
	Quantity	K. Ltrs.	1445	1454
	Total amount	Rs in lacs	387.53	304.48
	Average rate	Rs./K. Ltrs.	26818	20938
5.	**High Speed Diesel Oil (HSD)**			
	Quantity	K. Ltrs.	691	809
	Total amount	Rs in lacs	193.88	188.49
	Average rate	Rs./K. Ltrs.	28058	23288
6.	**Internal Generation**			
	Steam			
	a) From Chemical Recovery Boiler in Rayon Pulp plants			
	Quantity	Tonne	580242	506676
	Total Cost	Rs in lacs	39.88	43.18
	Rate/Unit (Cost of Oil used for firing support in Boiler)	Rs./Tonne	6.87	8.52
	b) From Waste Heat Boiler in Sulphuric Acid Plants:			
	Quantity	Tonne	185275	189957
	Total Cost	Rs in lacs	N.A.	N.A.
	Rate/Unit	Rs./Tonne	N.A.	N.A.

(B) CONSUMPTION PER UNIT OF PRODUCTION :

Name of the Product	Unit	(Electricity units) Current Year	Previous Year	Coal/Petcoke (Kg.) Current Year	Previous Year	Steam (Tonne) Current Year	Previous Year
1. Viscose Staple Fibre (incl. for intermediate & by products)							
Standard	Per Tonne	1,500.00	1,500.00	—	—	12.50	12.50
Actual	Per Tonne	1,214.73	1,167.98	—	—	9.34	8.97
2. Caustic Soda (For Cell House only)							
a. Mercury Plant							
Standard	Per Tonne	3,400.00	3,400.00	—	—	—	—
Actual	Per Tonne	2,828.00	2,835.00	—	—	—	—
a. Membrane Cell Plant							
Standard	Per Tonne	2,400.00	2,400.00	—	—	—	—
Actual	Per Tonne	2,275.00	2,261.00	—	—	—	—
3. Cement							
Grey							
Standard	Per Tonne	120.00	120.00	220.00	220.00	—	—
Actual	Per Tonne	79.85	83.16	119.04	126.87	—	—
White							
Actual	Per Tonne	117.67	113.87	0.13	0.12	—	—
4. Textiles							
Actual							
Yarn	Per 100 Kg.	550.61	561.62	—	—	0.23	0.18
Fibre Dyeing	Per 100 Kg.	—	—	—	—	0.35	0.42
Cloth	Per 100 Kg.	453.79	487.45	—	—	0.97	1.09
5. Stable Bleaching Powder (SBP)							
Standard	Per Tonne	230.00	230.00	—	—	0.28	0.28
Actual	Per Tonne	129.00	130.00	—	—	0.13	0.17
6. Poly Aluminium Chloride							
Standard	Per Tonne	75.00	75.00	—	—	0.33	0.33
Actual	Per Tonne	57.00	56.00	—	—	0.27	0.28
7. Chlorosulphonic Acid							
Standard	Per Tonne	125.00	125.00	—	—	0.33	0.33
Actual	Per Tonne	113.00	111.00	—	—	0.09	0.13

Note : Form 'A' is not applicable to Sponge Iron Division

AUDITORS' REPORT

TO THE MEMBERS OF GRASIM INDUSTRIES LIMITED

1. We have audited the attached Balance Sheet of GRASIM INDUSTRIES LIMITED, as at 31st March 2006 and also the Profit & Loss Account and the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards requisite that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditors' Report) Order, 2003 ("the Order") issued by the Central Government of India in terms of Sub-section 4A of Section 227 of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. On the basis of written representations received on 31st March 2006 from the directors of the Company and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March 2006 from being appointed as a director in terms of clause (g) of sub section (1) of section 274 of the Companies Act, 1956.

5. Further to our comments in the Annexure to paragraph 3 above we report that –

   a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

   b) In our opinion, proper books of account as required by law have been kept by the company so far as it appears from our examination of those books. Proper returns adequate for the purpose of our audit have been received from the branches not visited by us;

   c) The reports on the accounts of the Branches audited by other Auditors, have been forwarded to us and have been appropriately dealt by us in preparing our report;

   d) The Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account and with the audited returns from the branches;

   e) In our opinion, the Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Sub-section (3C) of Section 211 of the Companies Act, 1956;

   f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with notes thereon as appearing in Schedule of Accounting Policies and Notes on Accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March 2006;

      ii) in the case of the Profit & Loss Account, of the profit for the year ended on that date; and

      iii) in the case of Cash Flow Statement, of the cash flows for the year ended on that date.

For G.P. Kapadia & Co.
Chartered Accountants

ATUL B. DESAI
Partner
(Membership No.30850)

Place : Mumbai
Dated: 27th April, 2006

ANNEXURE TO AUDITORS REPORT

(Referred to in paragraph 3 of our report of even date)

1 (a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets.

(b) Fixed Assets have been physically verified by the management according to the regular programme of periodical verification in phased manner which in our opinion is reasonable having regard to the size of the Company and the nature of its fixed assets. The discrepancies noticed on such physical verification were not material.

(c) No substantial part of fixed assets has been disposed off during the year, which has bearing on the going concern status of the Company.

2. (a) The inventory of the Company at all its locations (except stocks with third parties and in-transit, confirmation/subsequent receipt have been obtained in respect of such inventory) have been physically verified by the management at reasonable intervals.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

(c) The Company is maintaining proper records of inventory. The discrepancies noticed on such physical verification of inventory as compared to book records were not material.

3. The Company has neither granted nor taken any loans, secured or unsecured to and from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956. Accordingly, the clauses 4 (iii) (b) to (g) of the Order are not applicable.

4. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of inventory, fixed assets and for the sale of goods. During the course of our audit, we have not observed any continuing failure to correct major weaknesses in internal control.

5. In our opinion and according to the information and explanations given to us, there are no transactions that need to be entered into a register maintained under Section 301 of the Companies Act, 1956. Accordingly, the clause 4 (v) (b) of the Order is not applicable.

6. In our opinion and according to the information and explanations given to us, the Company has complied with the directives issued by the Reserve Bank of India and the provisions of Section 58A and Section 58AA of the Companies Act, 1956 and the rules framed there under with regard to deposits accepted from the public. No order has been passed by Company Law Board or Reserve Bank of India or National Company Law Tribunal or any Court or any Tribunal in this regard.

7. In our opinion, the Company has an internal audit system commensurate with the size of the Company and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 in respect of the Company's products to which the said rules are made applicable and are of the opinion that prima facie the prescribed records have been made and maintained. We have, however, not made a detailed examination of the said records with a view to determine whether they are accurate or complete.

9. (a) In our opinion and according to the information and explanations given to us, undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance,

Income Tax, Sales Tax, Wealth Tax, Custom Duty, Excise Duty, Service Tax, Cess and any other statutory dues have been regularly deposited in time during the year with the appropriate authorities and there are no undisputed statutory dues payable for a period of more than six months from the date they became payable as at 31st March, 2006.

(b) (i) In our opinion and according to the information and explanations given to us, there are no dues in respect of Income Tax and Wealth Tax that have not been deposited on account of any dispute.

(ii) In our opinion and according to the information and explanations given to us, the dues in respect of Sales Tax, Custom Duty, Excise Duty, Service Tax, Cess that have not been deposited with the appropriate authorities on account of dispute and the forum where the dispute is pending are given below:-

Name of the Statute	Nature of dispute	Amount (Rs. in Crs.)	Period	Forum where dispute is pending
Central Sales Tax Act & Local Sales Tax Act	Non submission of declaration forms, Special entry tax, Disallowance of set off claimed, Classification dispute, Rate dispute, Disallowance of credit notes and rebates and other dues	41.78	1988-89 to 2005-06	Assessing Authorities, Appellate Authorities, Tribunal (s), High Court(s), Supreme Court
Customs Act, 1962	Valuation, non fulfillment of export obligations etc.	11.17	1990-91 to 2005-06	Assessing Authorities, Appellate Authorities, Tribunal (s), High Court(s), Supreme Court
Central Excise Act, 1944	Valuation, Modavt Credit, Classification, Provisional Assessments and other issues	84.76	1991-92 to 2005-06	Assessing Authorities, Appellate Authorities, Tribunal (s), High Court(s), Supreme Court
Service Tax under the Finance Act, 1994	Service Tax	1.29	1997-98 to 2005-06	Appellate Authorities
Water (Prevention & Control of Pollution) Cess Act	Cess on water usages etc.	1.07	1989-90 to 2005-06	Other authorities

10. The Company does not have accumulated losses as at the end of the financial year and has not incurred cash losses in the current financial year and in the immediately preceding financial year.

11. The Company has not defaulted in repayment of any dues to financial institutions or banks or debenture holders.

12. According to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

13. The Company is not a chit fund or a nidhi / mutual fund / society, therefore, the clause 4(xiii) of the Order is not applicable to the Company.

14. In our opinion, the Company is not dealing in or trading in shares, securities, debentures and other investments. Therefore, the provision of Clause 4(xiv) of the Order are not applicable to the Company.

15. In our opinion, according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from bank and financial institutions are not prima facie prejudicial to the interest of the Company.

16. In our opinion, on the basis of information and explanations given to us, the term loans were applied for the purposes for which the loans were obtained.

17. On the basis of an overall examination of the Balance Sheet and Cash Flow Statement of the Company, no funds raised on short-term basis have been used for long-term investment and vice versa.

18. The Company has not made any preferential allotment of shares to any parties or companies covered in the register maintained under Section 301 of the Companies Act, 1956 during the year.

19. On the basis of records made available to us, the Company has created securities in respect of debentures issued/outstanding during the year.

20. The Company has not raised any money through a public issue during the year.

21. Based upon the audit procedures performed and on the basis of information and explanations provided by the management, we report that no fraud on or by the Company has been noticed or reported during the course of our audit.

For G.P. Kapadia & Co.
Chartered Accountants

ATUL B. DESAI
Partner
(Membership No.30850)

Place : Mumbai
Dated: 27th April, 2006

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE

TO THE MEMBERS OF GRASIM INDUSTRIES LIMITED

We have examined the compliance of conditions of Corporate Governance procedures implemented by Grasim Industries Limited during the year ended on 31st March 2006, as stipulated in Clause 49 of the Listing Agreement of the said Company with the Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to review of procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

On the basis of our review and according to the information and to the explanations given to us, and representation made by the Management, the conditions of Corporate Governance as stipulated in Clause 49 of the listing agreement(s) with stock exchanges have been complied with in all material respect by the Company.

We state that no investor grievance for a period exceeding one month against the Company as on March 31 2006 is/are pending as per the records maintained by the Shareholders' Grievance/Allotment and Transfer Committee of the Board.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For G.P. Kapadia & Co.
Chartered Accountants

ATUL B. DESAI
Partner
(Membership No.30850)

Place : Mumbai
Dated: 27th April, 2006

BALANCE SHEET AS AT 31ST MARCH, 2006

	Schedules			Rs. in Crores Previous Year
SOURCES OF FUNDS				
Shareholders' Funds				
Share Capital	1 A	91.67		91.67
Share Capital Suspense	1 B	0.02		0.02
Reserves and Surplus	2	4,890.39		4,236.66
			4,982.08	4,328.35
Loan Funds				
Secured Loans	3	1,331.08		1,439.02
Unsecured Loans	4	586.27		535.79
Documentary Bills Discounted with Banks	5	62.32		33.53
			1,979.67	2,008.34
Deferred Tax Liabilities			584.38	599.50
TOTAL			7,546.13	6,936.19
APPLICATION OF FUNDS				
Fixed Assets				
Gross Block	6	6,114.12		5,897.04
Less: Depreciation & Amortisation		3,109.49		2,848.17
Net Block		3,004.63		3,048.87
Capital Work-in-Progress		293.64		145.94
			3,298.27	3,194.81
Fixed Assets held for disposal			12.76	13.73
Investments	7		3,481.71	2,982.02
Current Assets, Loans and Advances				
Interest accrued on Investments		1.46		1.09
Inventories	8	750.73		678.59
Sundry Debtors	9	413.45		522.01
Cash and Bank Balances	10	155.58		86.70
Loans and Advances	11	705.54		565.54
		2,026.76		1,853.93
Less:				
Current Liabilities and Provisions				
Liabilities	12	969.15		827.89
Provisions	13	304.22		280.41
		1,273.37		1,108.30
Net Current Assets			753.39	745.63
TOTAL			7,546.13	6,936.19
Accounting Policies and Notes on Accounts	22 & 23			

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

(ATUL B. DESAI)
Partner

Mumbai
Dated: 27th April, 2006

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

KUMAR MANGALAM BIRLA
Chairman
RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. B. MATHUR
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors
SHAILENDRA K. JAIN
Whole-time Director

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2006

	Schedules			Rs. in Crores Previous Year
INCOME				
Gross Sales		7,607.20		7,201.06
Less: Excise Duty		986.69		971.80
Net Sales			6,620.51	6,229.26
Interest and Dividend Income	14		67.53	114.75
Other Income	15		136.71	72.44
Increase / (Decrease) in Stocks	16		(43.48)	100.67
			6,781.27	6,517.12
EXPENDITURE				
Raw Materials Consumed	17		1,822.69	1,873.05
Manufacturing Expenses	18		1,580.34	1,498.77
Purchases of Finished and Other Products			240.15	49.02
Payments to and Provisions for Employees	19		407.64	373.13
Selling, Distribution, Administration and Other Expenses	20		1,139.59	938.46
Interest	21		97.32	138.76
Depreciation and Amortisation [Note A of Schedule 6]			291.64	284.57
			5,579.37	5,155.76
Profit before Tax & Exceptional Items			1,201.90	1,361.36
Surplus on pre-payment of sales tax loan			4.13	34.35
Provision for diminution in value of investment and loans				(92.00)
Profit before Tax			1,206.03	1,303.71
Provision for Current Tax			(369.82)	(451.00)
Deferred Tax			27.00	33.00
Profit after Tax			863.21	885.71
Debenture Redemption Reserve No Longer Required			8.62	6.86
Investment Allowance Reserve No Longer Required			0.25	0.16
Balance brought forward from Previous Year			815.35	790.20
Profit available for Appropriation			1,687.43	1,682.93
Appropriations:				
Proposed Dividend			183.35	146.68
Corporate Dividend Tax			25.71	20.90
General Reserve			600.00	700.00
Balance carried to Balance Sheet			878.37	815.35
			1,687.43	1,682.93
Basic and diluted earnings per share (in Rs.)			94.14	96.60
Accounting Policies and Notes on Accounts	22 & 23			

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

(ATUL B. DESAI)
Partner

Mumbai
Dated: 27th April, 2006

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

KUMAR MANGALAM BIRLA
Chairman
RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. B. MATHUR
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors
SHAILENDRA K. JAIN
Whole-time Director

Rs. in Crores

SCHEDULE 1

			Previous Year
A. SHARE CAPITAL			
Authorised			
95000000	Equity Shares of Rs.10 each	**95.00**	95.00
	Redeemable Cumulative Preference Shares of Rs.100 each		
150000	15 % "A" Series	**1.50**	1.50
100000	8.57 % "B" Series	**1.00**	1.00
300000	9.30 % "C" Series	**3.00**	3.00
		100.50	100.50
Issued, Subscribed and Paid up			
91673654	Equity Shares of Rs.10 each fully paid (Previous Year 91672097 Equity Shares)	**91.67**	91.67
	Of the above, 29532500 Equity Shares were issued as fully paid up Bonus Shares by way of Capitalisation of Share Premium and Reserves and 19359684 (Previous Year 19358127) Equity Shares of Rs.10 each issued as fully paid up for acquiring the cement business pursuant to Scheme of Arrangement without payment being received in cash.		
B. SHARE CAPITAL SUSPENSE			
15831	Equity Shares (Previous Year 17388) of Rs. 10 each to be issued as fully paid up pursuant to acquiring of cement business of Aditya Birla Nuvo Limited (formerly Indian Rayon and Industries Limited) under Scheme of Arrangement without payment being received in cash.	**0.02**	0.02

SCHEDULE 2

RESERVES AND SURPLUS

	Balance as at 31st March, 2005	Addition during the year	Deduction/ Adjustments during the year	Balance as at 31st March, 2006
1. Capital Reserve				
— On Revaluation of Fixed Assets	4.70	—	0.42*	**4.28**
— Capital Subsidy	1.53	—	—	**1.53**
2. Amalgmation Reserve	1.38	—	—	**1.38**
3. Preference Share Capital Redemption Reserve	1.48	—	—	**1.48**
4. Debenture Redemption Reserve	147.60	—	8.62	**138.98**
5. Share Premium Account	823.32	—	—	**823.32**
6. General Reserve	2,441.00	600.00	—	**3,041.00**
7. Investment Allowance Reserve	0.30	—	0.25	**0.05**
8. Surplus as per Profit and Loss Account	815.35	63.02	—	**878.37**
	4236.66	663.02	9.29	**4890.39**
Previous year	3519.14	725.15	7.63	4236.66

* Deduction/adjustment on account of : -

Depreciation provided on revalued block	Rs. 0.42 Crores
	Rs. 0.42 Crores

SCHEDULE 3

		Rs. in Crores Previous Year
SECURED LOANS		
Non-Convertible Debentures	**630.93**	781.17
Loans and advances from Banks:		
Working Capital Borrowings from Banks secured by hypothecation of stocks and book debts of the Company	**143.27**	162.06
Rupee Term Loans	**92.63**	26.17
Other Loans:		
Foreign Currency Loans	**454.44**	454.44
Deferred Sales Tax Loans secured by first available charge on assets of Cement Units I & II at Jawad [subject to charge of foreign currency loan referred in Note 3 a) below]	**9.81**	15.18
	1331.08	1439.02

Notes:

1 Non-Convertible Debentures are secured by first pari-passu charge on the fixed assets, both present and future, of the specified divisions:

a) i) 13.25% - XXII Series Non-Convertible Debentures (redeemable at par in three equal annual instalments commenced from 31.03.2005); and	**14.33**	28.67
ii) 12.60% - XXIII Series Non-Convertible Debentures (redeemable at par in three annual instalments of 33%, 33% and 34% respectively of the face value of the debentures, commenced from 17.08.2005)	**52.60**	78.50
are secured on a plot of land situated in Maharashtra and on the assets of Cement Division-South at Reddipalayam.		
b) i) 10.75% - XXVI Series Non-Convertible Debentures (redeemed at par on 07.06.2005);	—	95.00
ii) 10.10% - XXVIII Series Non-Convertible Debentures (redeemable at par on 01.06.2006); and	**35.00**	35.00
iii) 9.70% - XXIX Series Non-Convertible Debentures (redeemable at par on 03.07.2008 with put and call option on 03.07.2006)	**30.00**	45.00
are secured on the assets of Sponge Iron Division at Salav.		
c) 8.85% - XXX Series Non-Convertible Debentures (redeemable at par on 04.12.2008 with put and call option on 04.12.2006) are secured on a plot of land situated in Maharashtra and on the assets of Chemical Plant at Nagda and Cement Plant at Raipur.	**124.00**	124.00
d) i) 8.35% - XXXI Series Non-Convertible Debentures (redeemable at par on 05.07.2009, with put and call option on 05.07.2007)	**60.00**	60.00
ii) 8.20% - XXXII Series Non-Convertible Debentures (redeemable at par on 20.07.2009, with put and call option on 20.07.2007)	**40.00**	40.00
iii) Floating Rate (14% minus CMT1 per annum) - XXXIII Series Non-Convertible Debentures (redeemable at par on 13.08.2007)	**50.00**	50.00
iv) 7.55% - XXXIV Series Non-Convertible Debentures (redeemable at par on 20.08.2007); and	**25.00**	25.00
v) 6.75% - XXXV Series Non-Convertible Debentures (redeemable at par on 09.11.2009, with put and call option on 09.11.2007)	**100.00**	100.00

are secured on the assets of Birla Super Cement Division at Hotgi, Rajashree Cement Division at Malkhed and Birla White Cement Division at Kharia Khangar.

Rs. in Crores

SCHEDULE 3 (Contd.)

		Previous Year
e) 6.08% - XXXVI Series Non-Convertible Debentures (redeemable at par on 11.01.2010, with put and call option on 11.01.2008) are secured on the assets of Staple Fibre Division at Kharach.	100.00	100.00
	630.93	781.17
2 Rupee Term Loans are secured by exclusive charge on certain fixed assets of:		
a) Fibre plants at Nagda, Harihar and Kharach	22.43	26.17
b) Fibre/Pulp plants at Nagda & Harihar	70.20	—
	92.63	26.17
3 Foreign Currency Loans are secured by first pari passu charge on the fixed assets, both present and future, of:		
a) Cement Plants at Jawad and Shambhupura	233.23	233.23
b) Cement Plant at Raipur and Chemical Plant at Nagda	221.21	221.21
	454.44	454.44

SCHEDULE 4

UNSECURED LOANS

Short Term Loans and Advances:		
From Banks:		
Buyers' Import Credit	137.33	96.66
Other Loans and Advances:		
From Banks:	—	11.31
From Others:		
Deferred Sales Tax Loan	448.94	427.82
	448.94	439.13
	586.27	535.79

SCHEDULE 5

DOCUMENTARY BILLS DISCOUNTED WITH BANKS

Against Demand / Usance Bills under Letter of Credit	55.04	33.16
Against Usance Bills	7.28	0.37
	62.32	33.53

SCHEDULE 6
FIXED ASSETS

Rs. in Crores

S. No.	PARTICULARS	← GROSS BLOCK →				← DEPRECIATION →				NET BLOCK	
		As at 31.3.05	Additions and/or transfers	Deductions and/or transfers	As at 31.3.06	Upto 31.3.05	Deductions and/or transfers	For the Year	Upto 31.3.06	As at 31.3.06	As at 31.3.05
1.	Freehold Land	71.84	2.65	1.93	**72.56**	—	—	—	—	**72.56**	71.84
2.	Leasehold Land	66.00	3.51	—	**69.51**	7.01	—	1.74	**8.75**	**60.76**	58.99
3.	Buildings	507.82	11.46	0.31	**518.97**	108.27	0.05	13.44	**121.66**	**397.31**	399.55
4.	Workers' Quarters under Government Subsidised Schemes	0.55	—	—	**0.55**	0.48	—	—	**0.48**	**0.07**	0.07
5.	Railway Sidings	96.02	—	—	**96.02**	34.11	—	4.36	**38.47**	**57.55**	61.91
6.	Plant & Machinery	4,858.76	219.87	32.59	**5,046.04**	2,540.32	24.18	248.79	**2,764.93**	**2,281.11**	2,318.44
7.	Ships	64.12	—	—	**64.12**	29.29	—	3.21	**32.50**	**31.62**	34.83
8.	Furniture, Fittings & Office Equipments	182.40	15.78	5.29	**192.89**	110.04	4.30	14.32	**120.06**	**72.83**	72.36
9.	Livestock	0.01	—	0.01	**—**	—	—	—	—	**—**	0.01
10.	Vehicles etc.	49.01	5.99	3.90	**51.10**	18.54	2.21	5.58	**21.91**	**29.19**	30.47
11.	Intangible Assets - Computer Software	0.51	1.85	—	**2.36**	0.11	—	0.62	**0.73**	**1.63**	0.40
		5,897.04	**261.11**	**44.03**	**6,114.12**	**2,848.17**	**30.74**	**292.06**	**3,109.49**	**3,004.63**	3,048.87
	Previous Year	5,705.53	234.90	43.39	5,897.04	2,588.92	25.85	285.10	2,848.17		
	Capital work-in-progress (including Advances & Pre-operative Expenses)									**293.64**	145.94
										3,298.27	3194.81

Notes:

			Previous Year
A.	Depreciation & amortisation for the year	**292.06**	285.10
	Less: Additional depreciation on revalued assets withdrawn from capital reserve	**0.42**	0.53
		291.64	284.57

B.
1. Buildings include value of Shares of Rs. 3750 (Previous year Rs. 3750) issued by the Co-Operative Housing Society under its Bye-laws, in the name of Company's nominees.
2. Execution of documents in respect of plots of Land amounting to Rs. 0.39 Crores (Previous Year Rs. 2.32 Crores) is pending.
3. Workers' Quarters include those mortgaged with State Governments against subsidies received.
4. Buildings include Rs. 15.13 crores (Previous Year Rs.15.13 Crores) towards shares and debentures for right of exclusive use, possession and occupation of office space.
5. Assets amounting to Rs. 105.47 Crores (Previous year Rs. 105.10 Crores) are held on Co-ownership with other companies.
6. Fixed Assets include assets of Rs.17.50 Crores (Previous Year Rs.17.50 Crores) not owned by the Company.
7. Plant and Machinery include assets given on operating lease amounting to Rs.25.54 crores (Previous Year Rs.25.54 Crores).
8. Capital work in progress include advance against Capital Orders, Technical know-how and Supervision fees, Machinery under installation/in transit; construction material purchases; other assets under erection and pre-operative expenses.
9. Leasehold Land includes mining rights.

Rs. in Crores

SCHEDULE 6 (Contd.)

			Previous Year
C.	Pre-operative Expenses pending Allocation /Appropriation :		
1	Salaries, Wages, Bonus, Gratuity, etc.	0.77	—
2	Contribution to Providend & Other Funds	0.05	—
3	Employees' Welfare Expenses	0.01	—
4	Rent and Hire Charges	0.06	—
5	Rates & Taxes	0.15	—
6	Stationery, Printing, Postage and Telephone Expenses	0.04	—
7	Travelling & Conveyance	0.60	—
8	Legal and Professional Charges	1.51	—
9	Miscellaneous Expenses	1.50	—
		4.69	—
	Add: Pre-operative Expenditure incurred upto Previous Year	10.12	10.37
	Total Pre-operative Expenditure	14.81	10.37
	Less: Allocated/transferred to Fixed Assets/Capital Work-in-progress	—	0.25
	Balance transferred to Capital Work-in-progress	14.81	10.12

SCHEDULE 7

INVESTMENTS
LONG TERM

				Previous Year
1. Government and Trust Securities				
i) Government Securities				
Unquoted –				
Securities deposited with Government Departments			0.02	0.02
ii) Trust securities –				
Quoted –				
600000	6.75% US 64 Bonds of Rs. 100 each of The Unit Trust of India (Previous year 500000)		6.16	5.13
1350000	6.60% Tax Free Bonds of Rs. 100 each of the Unit Trust of India		14.27	14.27
2. Shares, Bonds and Debentures				
A TRADE INVESTMENTS				
Equity Shares – Fully paid				
a) Quoted – Rs.10 each				
2964111	Aditya Birla Nuvo Ltd. formerly Indian Rayon and Industries Limited	38.10		38.10
—	TANFAC Industries Limited (Previous year 996000)	—		1.00
		38.10		39.10
b) Unquoted –				
13988570	Thai Rayon Public Company Limited, Thailand of Thai Baht 1 each (Previous year 1398857 shares of Thai Baht 10 each)	1.07		1.07

SCHEDULE 7 (Contd.)

				Rs. in Crores Previous Year
5000	P.T. Indo Bharat Rayon Co. Limited, Indonesia of Indonesian Rph 62625 (US $100) each	0.40		0.40
15000	A.V Cell Inc., Canada Class 'A' Share of total value of Canadian Dollar 2.5 Million	6.88		6.88
45000	A V Nackawic Inc., Canada Class 'A' Share of total value of Canadian Dollar 9 Million	34.51		—
149250	Alexandria Carbon Black Co., S.A.E. of L.E. 100 each	14.99		14.99
171013894	Idea Cellular Limited of Rs. 10 each	171.01		171.01
		228.86		194.35
			266.96	233.45
B	**OTHER INVESTMENTS**			
a)	Quoted – Fully Paid :			
	Equity Shares :			
—	Century Enka Limited of Rs. 10 each (Previous year 2117170 shares)	—		1.35
962996	Larsen & Toubro Ltd. of Rs. 2 each	23.10		23.10
23034530	Hindalco Industries Limited of Re 1 each (Previous year 2303453 of Rs. 10 each)	48.64		48.64
b)	Quoted – Partly Paid :			
	Equity Shares :			
6334495	Hindalco Industries Limited of Re 1. each (Previous year Nil)	15.20		—
		86.94		73.09
c)	Unquoted - Fully Paid:			
	i) Equity Shares			
422496	Indophil Textile Mills Inc., Philippines of Peso 10 each	0.04		0.04
8250000	Thai Carbon Black Public Company Limited, Thailand of Thai Baht 1 each	2.18		2.18
2500	Birla International Ltd. - Isle of Man of CHF 100 each	0.53		0.53
	ii) Unquoted - Fully Paid - Equity Shares of Rs. 10 each			
19,000	Aditya Birla Science & Technology Company Ltd.	0.02		—
	iii) Unquoted - Fully Paid:			
2500000	3.50% Cumulative Reedemable Preference Shares of Rs. 100 each of Aditya Birla Health Services Limited (Previous year 2000000)	25.00		20.00
		27.77		22.75

SCHEDULE 7 (Contd.)

Rs. in Crores

					Previous Year
3. Shares In Subsidiary Companies					
Quoted -	Fully Paid - Equity Shares of Rs.10 each				
3837533	Shree Digvijay Cement Company Limited				
	(Previous year 4530923)	46.50		54.90	
	Less: Provision against diminution	46.50	— #	54.90	— #
	# Re one				
58464717	UltraTech Cement Limited		2027.70		2,027.70
			2027.70		2027.70
Unquoted -					
a) Fully Paid -	Equity Shares of Rs.10 each				
6500000	Samruddhi Swastik Trading And Investments Limited		6.50		6.50
49000	Sun God Trading And Investments Limited		0.05		0.05
b) Fully Paid -	Preference Shares of Rs.100 each				
100	Sun God Trading And Investments Limited		—		—
	(Rs. 10000/-; Previous year Rs. 10000/-)				
			6.55	2034.25	2034.25
CURRENT					
Quoted - Fully Paid:					
Subsidiary Company:					
250	6.00% NCD of UltraTech Cement Ltd of face value Rs.1000000/- each (Previous year 200)		24.07		19.26
100	6.25% NCD of UltraTech Cement Ltd of face value Rs.1000000/- each		9.65		9.69
			33.72		28.95
Unquoted - fully paid:					
a) Government Securities					
	8.07% GOI 2017 of face value Rs 100000000/- (Previous year Nil)		10.53		—
b) Bonds					
	5.90% HDFC 2006 of face value of Rs 50000000/- (Previos year Nil)		4.98		—
c) Certificate of Deposit					
500	ING Vyasya Bank of face value Rs 100000/- each		4.84		—
500	Kotak Mahindra Bank of face value Rs 100000/- each		4.67		—
500	UCO Bank 500 of face value Rs 100000/- each		4.82		—
d) Subsidiary Company:					
2000000	12.25% NCD of Shree Digvijay Cement Company Ltd. Series I face value Rs. 100 each.		15.58		15.58
2000000	12.25% NCD of Shree Digvijay Cement Company Ltd. Series II face value Rs. 100 each.		16.40		—
e) Units of Debt Schemes of various Mutual Funds			949.80		554.53
				1,045.34	599.06
				3481.71	2982.02
Aggregate Book Value of :					
a) Quoted Investments				2206.89	2188.24
b) Unquoted Investments				1274.82	793.78
				3481.71	2982.02
Aggregate Market Value of Quoted Investments				5121.01	2704.57

SCHEDULE 7 (Contd.)

Notes:

1 No. of Units of various Mutual Funds - Debt Schemes purchased and redeemed during the year : 4205147471

2 During the year the Company has purchased and sold following Securities:

		Face Value Rs. Crores
a	Government Securities	
	7.46% GOI 2017	5.00
	8.07% GOI 2017	30.00
	10.25% GOI 2011	5.00
	7.55% GOI 2010	20.00
	6.85% GOI 2012	10.00
	7.37% GOI 2014	25.00
b	7.15% IOC 2012	10.00
c	7.45% ICICI Bank 2015	7.00

3 86269286 equity shares of Idea Cellular Limited are pledged with certain lenders. Pursuant to undertaking given to some financial institutions and others, the Company can not dispose off, 25% of its holding in Idea Cellular Limited (Idea) without prior approval of lenders of Idea, till such time the loans given to Idea by these lenders are repaid in full.

Rs. in Crores

SCHEDULE 8

INVENTORIES

			Previous Year
(As valued and certified by the Executives of the respective Divisions)			
Stores and Spare parts, Packing Materials and Fuels		**254.85**	214.62
Raw Materials		**278.90**	183.31
Finished Goods		**158.75**	224.21
By Products		**3.61**	1.31
Process Stock		**52.54**	53.24
Waste/Scrap (at net realisable value)		**2.08**	1.90
		750.73	678.59

SCHEDULE 9

SUNDRY DEBTORS

			Previous Year
Exceeding six months :			
Good and Secured	**0.13**		0.17
Good and Unsecured	**7.63**		16.04
Doubtful and Unsecured	**1.10**		1.10
	8.86		17.31
Less: Provision for Doubtful Debts	**1.10**		1.10
		7.76	16.21
Others			
Good and Secured	**160.00**		166.20
Good and Unsecured	**245.69**		339.60
		405.69	505.80
		413.45	522.01

SCHEDULE 10

CASH AND BANK BALANCES

			Rs. in Crores Previous Year
Cash balance on hand		**0.56**	0.52
Bank Balances:			
With Scheduled Banks:			
Current Accounts (including cheques under collection)	**99.47**		70.35
Deposit Accounts (Note 1)	**55.54**		15.82
		155.01	86.17
In Post Office Savings & Deposit Accounts (Nil ; Previous year Rs.7076)		—	—
In Government Treasury Saving Account		**0.01**	0.01
		155.58	86.70

Note :

1. Deposits include :
   (a) Rs. 0.03 Crore (Previous Year Rs. 0.14 Crore) lodged as security with Government Department
   (b) Rs.0.04 Crore (Previous year Rs. 0.06 Crore) earmarked for Employees' Security Deposit and
   (c) Rs. 0.02 Crore (Previous Year Rs. 0.04 Crore) as Interest accrued.

SCHEDULE 11

LOANS AND ADVANCES (Considered Good)
Unsecured -

Deposits with Bodies Corporate		**136.86**		9.88
Deposits and Balances with Government and other Authorities (including accrued interest)		**42.63**		42.04
Other Deposits		**28.80**		36.68
Advances to Subsidiaries (Note 1)	**327.24**		342.71	
Less: Provision	**37.10**	**290.14**	37.10	305.61
Advances recoverable in cash or in kind or for value to be received (Due from Officers of the Company Rs. 0.17 Crore, Previous Year Rs.0.25 Crore, Maximum outstanding during the Year Rs. 0.28 Crore, Previous Year Rs. 0.28 Crore)		**207.11**		171.33
		705.54		565.54

Note 1 :
Amounts at the year end and Maximum Balances outstanding during the year.

	Outstanding Balance		Maximum Balance O/S	
	Current year	Previous year	Current year	Previous year
Shree Digvijay Cement Co. Ltd.	**156.78**	174.97	**198.12**	183.37
Samruddhi Swastik Trading & Investments Ltd.	**166.38**	167.39	**167.39**	206.25
UltraTech Cement Ltd.	**4.08**	0.35	**6.78**	0.72

SCHEDULE 12

			Rs. in Crores Previous Year
CURRENT LIABILITIES			
Sundry Creditors :			
a) Small scale industrial undertakings * (To the extent identified with available information)	0.82		0.29
b) Others	740.14		597.52
		740.96	597.81
Security and Other Deposits		118.94	110.64
Amount transferable to Investor Education and Protection Fund, when due			
a) Unpaid Dividend		5.80	4.12
b) Unpaid Matured Debentures		-	0.21
c) Interest accrued on a) and b) above		-	0.04
Other Liabilities		70.72	66.95
Interest accrued but not due on debentures/loans		32.73	48.12
		969.15	827.89

*Names of small scale industrial undertakings to whom any amount is outstanding for more than 30 days are as under:

1) Envirotech Instrument Pvt. Ltd.
2) Hoseman Goa Pvt. Ltd.
3) Unique Wire Industries
4) Amtech Electronics Pvt. Ltd.
5) Aerotherm Products
6) Sunrise Polymers & Inds. (India) Ltd.

SCHEDULE 13

PROVISIONS		
Retirement Benefits	45.63	41.15
Proposed Dividend	183.35	146.68
Corporate Dividend Tax	25.71	20.57
Provision for Taxation (Net of Advance Tax)	49.53	72.01
	304.22	280.41

SCHEDULE 14

INTEREST AND DIVIDEND INCOME		
i) On Investments		
Interest (Gross) on :		
— Government and other Securities	4.36	1.57
Dividend (Gross) from :		
a) Trade Investments	6.30	6.42
b) Investment in Subsidiary Companies	4.39	2.88
c) Other Investments	27.36	30.07
ii) Others : Interest (Gross) on:		
Bank and Other Accounts (Tax deducted at source Rs. 2.27 Crores, Previous year Rs.1.81 Crores)	25.12	73.81
	67.53	114.75

Rs. in Crores

SCHEDULE 15			Previous Year
OTHER INCOME			
Export Incentives		3.38	4.92
Rent Received (Tax deducted at source Rs. 0.29 Crore, Previous Year Rs.0.16 Crore)		3.70	1.66
Lease Rent		4.03	4.03
Processing Charges (Tax deducted at source Rs. 0.21 Crore, Previous Year Rs.0.19 Crore)		6.62	5.13
Insurance Claims		4.63	1.76
Profit on Sale of Current Investments (Net)		7.27	3.37
Profit on Sale of Long Term Investments (Net)		62.57	24.90
Profit on Sale of Fixed Assets (Net)		—	2.25
Excess Provisions written back (Net)		17.05	9.29
Prior period Adjustments (Net)		0.15	3.20
Miscellaneous Receipts		27.31	11.93
		136.71	72.44

SCHEDULE 16

INCREASE / (DECREASE) IN STOCKS			
Closing Stock			
Finished Goods		158.75	224.21
By-Products		3.61	1.31
Process Stock		52.54	53.24
Waste/Scrap		2.08	1.90
		216.98	280.66
Opening Stock			
Finished Goods		224.21	100.09
By-Products		1.31	1.79
Process Stock		53.24	53.75
Waste/Scrap		1.90	1.17
		280.66	156.80
Add: (Increase) / Decrease in Excise Duty on Stocks		20.20	(23.19)
Increase / (Decrease) in Stocks		(43.48)	100.67

SCHEDULE 17

RAW MATERIALS CONSUMED			
Opening Stock	183.31		125.14
Purchases and Incidental Expenses (includes cost of Lime Stone raised)	1,924.17		1,950.48
		2,107.48	2,075.62
Less:			
Sales	5.89		19.26
Closing Stock	278.90		183.31
		284.79	202.57
		1,822.69	1,873.05

SCHEDULE 18

MANUFACTURING EXPENSES

		Rs. in Crores Previous Year
Consumption of Stores, Spare Parts and Components, Packing Materials and Incidental Expenses	401.11	370.96
Power & Fuel	1,074.81	1,035.74
Processing Charges	23.45	25.75
Repairs to Buildings	20.58	16.59
Repairs to Machinery (excluding Spare Parts and Components)	47.62	37.19
Repairs to Other Assets	12.77	12.54
	1,580.34	1,498.77

SCHEDULE 19

PAYMENTS TO AND PROVISIONS FOR EMPLOYEES

Salaries, Wages & Bonus etc.	361.37	320.67
Contribution to Provident and Other Funds	28.48	32.17
Welfare Expenses	17.79	20.29
	407.64	373.13

SCHEDULE 20

SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

Commission to Selling Agents	35.84	34.14
Brokerage and Discount	17.47	12.72
Freight, Handling and Other Expenses	750.02	586.06
Advertisements & Publicity	121.75	93.08
Insurance	20.52	18.84
Rent (including Lease Rent)	9.56	9.28
Rates and Taxes	24.26	17.83
Stationery, Printing, Postage and Telephone Expenses	15.95	15.96
Travelling and Conveyance	32.88	31.55
Legal and Professional charges	15.06	18.90
Bad debts written off	1.45	4.41
Research contribution (including Expenses)	3.47	1.03
Donations (including Rs. Nil, Previous Year Rs. 5.23 Crores paid to General Electoral Trust for contribution for political purposes.)	5.97	9.82
Directors' Fee	0.03	0.02
Directors' Commission	3.50	1.50
Exchange Rate difference (Net)	8.10	7.86
Loss on Sale and/or discard of Fixed Assets (Net)	3.99	—
Miscellaneous Expenses	69.77	75.46
	1,139.59	938.46

SCHEDULE 21

INTEREST

On Fixed Loans and Debentures	81.25	114.14
On Other Accounts	16.07	24.62
	97.32	138.76

SCHEDULE 22

ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

A Significant Accounting Policies:

1. **Accounting Concepts:**

The financial statements are prepared under the historical cost convention (except for certain fixed assets which are revalued) on an accrual basis and in accordance with the applicable mandatory Accounting Standards.

2. **Fixed Assets:**

Fixed assets are stated at cost less accumulated depreciation/amortisation (including other expenses related to acquisition and installation) adjusted by revaluation of certain fixed assets.

3. **Foreign Currency Transactions:**

Foreign currency transactions are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities in foreign currency existing at balance sheet date are translated at the exchange rate prevailing on that date. Exchange differences in case of borrowed funds and liabilities in foreign currency for the acquisition of fixed assets from a country outside India are adjusted to the cost of fixed asset. All other exchange differences are recognised in profit and loss account. Premium or discount on forward exchange contract is amortised as expense or income over the life of the contract.

4. **Treatment of expenditure during construction period:**

Expenditure during construction period is included under Capital Work-in-Progress and the same is allocated to the respective Fixed Assets on the completion of its construction.

5. **Investments:**

Current investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions made for permanent diminution in the value.

6. **Inventories:**

Inventories are valued at the lower of cost and net realisable value except waste/scrap which is valued at net realisable value.

The cost is computed on weighted average/FIFO basis.

Finished goods and process stock include cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Obsolete, defective and unserviceable stocks are duly provided for.

7. **Research and development expenditure**: Revenue expenditure is charged to the profit and loss account and capital expenditure is added to the cost of fixed assets in the year in which it is incurred.

8. **Depreciation/Amortisation:**

Depreciation/amortisation is charged in the Accounts on the following basis:

a) On fixed assets (other than Revalued Assets) - on written down value method in respect of Viscose Staple Fibre Division and Engineering Division at Nagda; Bhiwani Textiles Mills at Bhiwani, Birla International Marketing Corporation,

and

on Straight Line Method in other Divisions including Power Plants at Nagda; applying the rates/useful life specified in Schedule XIV of the Companies Act, 1956.

Continuous process plants as defined in Schedule XIV have been classified on technical assessment and depreciation provided accordingly.

b) In respect of Revalued Fixed Assets, on straight line method on the gross value of assets as increased by the amount of revaluation at lower rates, based on life of assets, as ascertained by the valuers.

c) In respect of the amounts capitalised during the year on account of foreign exchange fluctuation is provided prospectively over the residual life of the assets.

d) In respect of assets added/disposed of during the year on pro-rata basis with reference to the month of addition/deduction except in case of new projects where it is provided for the period of use.

SCHEDULE 22 (Contd.)

e) Leasehold land is being amortised over the period of lease.

f) Capital expenditure on assets not owned by the company is amortised over a period of five years.

g) Computer Software is amortised over a period of three years.

9. Revenue Recognition:

Sales revenue is recognised on transfer of the significant risks and rewards of ownership of the goods to the buyer and stated at net of sales tax, VAT, trade discounts, rebates but include excise duty. Income from services is recognised as the services are rendered based on agreement/arrangement with the concerned parties.Dividend income on investments is accounted for when the right to receive the payment is established. Interest income is recognised on time proportion basis. Export incentives, certain insurance, railway and other claims, where quantum of accruals cannot be ascertained with reasonable certainty, are accounted on acceptance basis.

10. Retirement Benefits:

The Company makes regular contribution to provident fund and superannuation fund and these contributions are charged to Profit & Loss Account..

Contributions to the Gratuity Fund and provision for leave encashment are made on the basis of actuarial valuation at the end of year and charged to Profit & Loss Account.

11. Government Grants:

Capital grants relating to specific assets are reduced from the gross value of the Fixed Assets and capital grants for Project Capital Subsidy are credited to Capital Reserve.

Other revenue grants are credited to Profit and Loss account or deducted from the related expenses.

12. Borrowing Cost:

Interest and other costs in connection with the borrowing of the funds to the extent related/attributed to the acquisition/construction of qualifying fixed assets are capitalised upto the date when such assets are ready for its intended use and other borrowing costs are charged to Profit & Loss Account.

13. Provision for Current and Deferred Tax:

Provision for Current Tax is made on the basis of estimated taxable income for the current accounting period and in accordance with the provisions as per Income Tax Act, 1961.

Deferred Tax resulting from "timing difference" between book and taxable profit for the year is accounted for using the tax rates and laws that have been enacted or substantially enacted as on the balance sheet date. The deferred tax asset is recognized and carried forward only to the extent that there is a reasonable certainty that the assets will be adjusted in future.

14. Contingent Liabilities:

Contingent liabilities are not provided for and are disclosed by way of Notes.

B NOTES ON ACCOUNTS

		Rs. in Crores Previous Year
1.1 Contingent Liabilities not provided for in respect of :		
a) Claims not acknowledged as debts (Net of tax Rs.160.33 Crores, Previous year Rs. 139.00 Crores)	**241.68**	219.21
b) Uncalled liability on quoted equity shares	**45.61**	—
c) Custom duty which may arise if obligation for exports is not fulfilled against import of raw materials and machinery (Net of tax Rs. 1.07 Crores, Previous year Rs. 2.57 Crores)	**1.62**	4.06
d) Custom duty on import of technical know-how and other services relating to projects against which Bank Guarantee/Bond of Rs.5.68 Crores (Previous year Rs. 5.68 Crores) is furnished.	**10.81**	10.81

SCHEDULE 22 (Contd.)

			Rs. in Crores Previous Year
1.2	Letter of Undertaking cum Indemnity, Corporate Guarantee given to Bank/FI for Preference Shares issued/finance provided by/to other company	70.34	70.34
2	The Ministry of Textiles, vide its orders dated 30th June 1997 and 1st July, 1999 has deleted cement from the list of commodities to be packed in Jute bags under the Jute Packaging (Compulsory Use in Packing Commodities) Act 1987. In view of this, the company does not expect any liability for non-despatch of cement in Jute bags in respect of earlier years.		
3	Estimated amount of Contracts remaining to be executed on capital account and not provided (advance paid Rs.81.66 Crores, Previous year Rs. 32.85 Crores).	485.34	139.62

4 Land, Building and Plant & Machinery of some of the Units were revalued on 1.4.1974, 1.4.1980,1.4.1982 and 1.4.1985 by approved valuers on the basis of assessment about the then current value of the similar assets. As a result, book value of such assets was increased by Rs. 116.40 Crores which had been transferred to Capital Reserve.

5 Company has pre-paid deferred Sales tax Loan of one of its unit in accordance with the scheme. Resultantly, an amount of Rs.4.13 Crores (Previous year Rs. 34.35) being the excess of the loan amount extinguished over the amount paid has been treated as capital surplus on extinguishment of loan and disclosed as an exceptional item.

6 Advances recoverable in cash or in kind include:

a) Payments made to / on behalf of Rosa Power Supply Co. Ltd. Rs. 1.05 Crores (Previous Year Rs.1.05 Crores), Bina Power Supply Co. Ltd. Rs. 9.34 Crores (Previous Year Rs.9.34 Crores), Birla Telecom Ltd. Rs. Nil (Previous year Rs. 0.08 Crores) and Aditya Birla Science and Technology Co. Ltd. Rs. 7.80 Crs (Previous year Nil) which are intended to be adjusted against the value of the Equity Shares to be issued by such Co-promoted Companies in the event of relative projects are implemented after procuring all regulatory approvals.

b) Payments made to employees by way of Loans and Advances in the nature of loan where there is

Rs. in Crores

	Outstanding as on 31-03-06	Maximum Balance outstanding during the year
No Interest or Interest below Section 372A of Companies Act, 1956	6.02	7.43

c) The above at b) excludes particulars of loans to Shree Digvijay Cement Company Limited (SDCC) on which no interest is accrued as it is contingent upon fulfilling certain terms & conditions which have not been met during the year; the repayment schedule will be agreed upon between the Company and SDCC on year to year basis depending upon adequacy of cash flows of SDCC.

7 The following are included under other heads of expenses in the Profit and Loss account :

Rs. in Crores

i)	Stores and Spares Consumed	54.20	48.77
ii)	Power & Fuel	16.43	13.42
iii)	Repairs to Machinery	6.78	9.48
iv)	Repairs to Buildings	0.17	0.51
v)	Repairs to Other Assets	0.12	0.04
vi)	Salaries, Wages, Bonus & Gratuity	1.24	7.38
vii)	Contribution to Provident and Other Funds	0.10	0.73
viii)	Welfare Expenses	0.16	1.46
ix)	Insurance	0.05	1.64
x)	Royalty & Cess	83.81	74.85
xi)	Rates & Taxes	14.93	18.82
xii)	Ship Operation and Management charges	4.01	3.47
xiii)	Others	3.90	3.32

SCHEDULE 22 (Contd.)

			Rs. Previous Year
8	Auditors' Remuneration		
	a) Statutory Auditors:		
	Audit Fee	**1908080**	3250900
	Tax Audit Fee	**448960**	473860
	For Certification and Other Work	**448960**	787930
	Reimbursement of Expenses	**294102**	510742
	b) Branch Auditors:		
	Audit Fee	**2317756**	71630
	Tax Audit Fee	**19081**	18734
	For Certification and Other Work	**581403**	19836
	Reimbursement of Expenses	**145017**	61162
	c) Cost Auditors:		
	Audit Fee	**266712**	365970
	For Certification and other work	**55000**	7850
	Reimbursement of Expenses	**44028**	78679
9	**Whole Time Directors' Remuneration * :**		Rs. in Lacs
	Salary	**323.66**	244.93
	Contribution to Provident Fund & Other Funds	**28.76**	22.36
	Perquisites	**16.05**	14.94
		368.47	282.23
	* Excluding Contribution to Gratuity Fund.		
	Commission to directors other than whole-time directors	**350.00**	150.00

Computation of net profit in accordance with Section 198 of the Companies Act, 1956

	Rs. in Crores
Profit before taxation as per Profit & Loss Account	1,206.03
Add :	
Managerial Remuneration	3.68
Directors' Fee	0.03
Commission to directors other than whole-time directors	3.50
	1,213.24
Less :	
Surplus on pre-payment of sales tax loan	4.13
Profit on Sale of Long Term Investments (Net)	62.57
Profit on Sale of Current Investments (Net)	7.27
	73.97
Net Profit	1,139.27
Commission	
— Amount	3.50
— Percentage to net profit	0.31%

SCHEDULE 22 (Contd.)

10 **Earnings per share:**

Net profit for the period attributable to equity shareholders	Rs. in Crores	863.21	885.71
Weighted average number of equity shares outstanding	Numbers	91689485	91689485
Basic and diluted earnings per share (face value of Rs.10 each)	Rs.	94.14	96.60

11 **Deferred Tax Assets and Liabilities as on 31st March, 2006 are as under:**

		Rs. in Crores Previous Year
Deferred Tax Assets:		
Accrued Expenses deductible on payment basis	24.28	36.53
Expenses allowable in installments in Income Tax	10.32	11.23
Others	1.49	2.09
	36.09	49.85
Deferred Tax Liabilty :		
Accumulated Depreciation	620.47	649.35
Net Deferred Tax Liability	584.38	599.50

Deferred tax asset is recognised and carried forward only to the extent of reasonable certainty.

12 The details of Company's interest in its Joint Ventures, having Joint Control , as per the requirements of AS-27 on Financial Reporting of Interest in Joint Ventures is as under :

Rs. in Crores

	Particulars	Idea Cellular Ltd.	Tanfac Industries Limited @	AV Cell Inc., Canada	AV Nackawic Inc., Canada
	% Share Held	7.57	9.98	16.67	45.00
a	Assets	408.24	—	41.23	#
b	Liabilities	342.44	—	26.72	
c	Income	226.29	9.55	54.19	
d	Expenses	209.67	9.48	58.68	

@ Upto 3rd February, 2006 as ceased to be a joint venture from that date

A V Nackawic Inc., Canada (AVN) became a joint venture of the company w.e.f. 4th October, 2005. The first financial statements of AVN will be drawn in October, 2006.

13 **Segment Reporting**

a. Primary Segment Reporting (by business segment)

1 Segment have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organizational structure as well as the differential risk and returns of these segments. Details of products included in each of the segments are as under:-

Fibre & Pulp	—	Viscose Staple Fibre & Rayon Grade Pulp
Chemicals	—	Caustic Soda & Allied Chemicals
Cement	—	Grey & White Cement
Sponge Iron	—	Sponge Iron
Textiles	—	Fabrics & Yarn

2 Inter-segment transfers of independent marketable products are at market rates.

SCHEDULE 22 (Contd.)

3 **Information about Business Segments (For the Current Year 2005-2006) :**

Rs. in Crores

			Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Elimination	Total Company
A	REVENUE									
	1a	Gross Sales (External)	2099.26	310.22	4215.51	731.38	250.83	—	—	7607.20
	1b	Gross Sales (Inter-segment)	43.31	135.99	0.96	—	0.26	—	(180.52)	—
		Total Gross Sales	2142.57	446.21	4216.47	731.38	251.09		(180.52)	7607.20
	2a	Other Income	30.45	7.88	22.09	7.36	13.09	0.03	(0.34)	80.56
	2b	Unallocated Corporate Other Income								123.67
		Total Other Income	30.45	7.88	22.09	7.36	13.09	0.03	(0.34)	204.23
	3	Total Revenue	2173.02	454.09	4238.56	738.74	264.18	0.03	(180.86)	7811.43
B	RESULTS									
	1	Segment Result (PBIT)	429.62	107.51	636.40	33.69	(3.04)	(1.39)		1202.79
	2	Unallocated Corporate Income/(Expenses)								96.43
	3	Interest Expense								(97.32)
	4	Profit from ordinary activities								1201.90
	5	Exceptional Items:								
		Surplus on pre-payment of sales tax loan			4.13					4.13
	6	Profit Before Tax								1206.03
	7	Provision for Current Tax								(369.82)
	8	Deferred Tax								27.00
	9	Profit after Tax								863.21
C	Other Information :									
	1	Segment Assets	1183.53	235.19	2685.96	592.54	129.20	1.74		4828.16
	2	Unallocated Corporate Assets								3991.34
	3	Total Assets								8819.50
	4	Segment Liabilities	184.45	24.44	606.55	62.35	36.64	0.62		915.05
	5	Unallocated Corporate Liabilities								2922.37
	6	Total Liabilities								3837.42
	7	Capital Expenditure	155.57	22.09	274.90	5.32	2.91			460.79
	8	Depreciation & Amortisation	65.35	17.59	163.24	34.16	6.43			286.77
	9	Non Cash Expenses other than Depreciation & Amortisation								—

SCHEDULE 22 (Contd.)

Information about Business Segments (For previous year 2004-2005) :

Rs. in Crores

			Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Eliminations	Total Company
A	REVENUE									
	1a	Gross Sales (External)	2167.15	283.51	3346.18	1138.20	266.02			7201.06
	1b	Gross Sales (Inter-segment)	48.55	122.44	0.83		0.11		(171.93)	
		Total Gross Sales	2215.70	405.95	3347.01	1138.20	266.13		(171.93)	7201.06
	2a	Other Income	17.50	3.06	10.48	9.26	14.91	0.32	(0.33)	55.20
	2b	Unallocated Corporate Other Income								131.99
		Total Other Income	17.50	3.06	10.48	9.26	14.91	0.32	(0.33)	187.19
	3	Total Revenue	2233.20	409.01	3357.49	1147.46	281.04	0.32	(172.26)	7388.25
B	RESULTS									
	1	Segment Result (PBIT)	553.58	86.98	393.09	355.17	(0.46)	0.01		1388.37
	2	Unallocated CorporateIncome/(Expenses)								111.75
	3	Interest Expense								(138.76)
	4	Profit from ordinary activities								1361.36
	5	Exceptional Items:								
		Surplus on pre-payment of sales tax loan			34.35					34.35
		Provision against loans/ collaterals			(37.10)					(37.10)
		Provision for diminution in investment								(54.90)
	6	Profit Before Tax								1303.71
	7	Provision for Current Tax								(451.00)
	8	Deferred Tax								33.00
	9	Profit after Tax								885.71
C	Other Information :									
	1	Segment Assets	1206.61	239.55	2580.32	581.26	141.33	4.07		4753.14
	2	Unallocated Corporate Assets								3291.35
	3	Total Assets								8044.49
	4	Segment Liabilities	179.83	26.90	448.30	69.58	39.96	0.93		765.50
	5	Unallocated Corporate Liabilities								2950.64
	6	Total Liabilities								3716.14
	7	Capital Expenditure	119.89	13.68	114.71	11.49	4.19			263.96
	8	Depreciation& amortisation	57.22	16.97	158.29	34.53	12.34			279.35
	9	Non Cash Expenses other than Depreciation & amortisation	7.00		37.10					99.00

b. Secondary Segment Reporting (by geographic segment) - Being insignificant, hence not given.

SCHEDULE 22 (Contd.)

14 **Related Party Transactions :**

a. Parties where control exists -

Subsidiaries:

Sun God Trading & Investment Ltd.
Samruddhi Swastik Trading & Investment Ltd.
Shree Digvijay Cement Company Ltd.
UltraTech Cement Ltd.
Narmada Cement Company Ltd.
Dakshin Cement Ltd.
UltraTech Ceylinco (Pvt) Limited

b. Other Related Parties with whom transactions have taken place during the year :

Joint Ventures :

Idea Cellular Limited
AV Cell Inc., Canada
TANFAC Industries Limited, (ceased to be a joint venture w.e.f. 3rd February, 2006)
A V Nackawic Inc., Canada, (became a joint venture w.e.f. 4th October, 2005)

Associate :

Aditya Birla Science & Technology Company Ltd., became associate w.e.f. 28th March, 2006

Key Management Personnel:

i) Shri Shailendra K. Jain, Whole-time Director
Relatives of Shri Shailendra K.Jain :
- Smt. Niharika Jain, Wife
- Shri Suvvrat Jain, Son
- Shri Devavrat Jain, Son

ii) Shri D D Rathi, Whole-time Director
Enterprise where significant influence exists:
- Vishal Industries and Chemicals Pvt. Ltd.

c. **Nature of Transaction**

Rs. in Crores

	Particulars	Subsidiaries	Joint Ventures	Associate	Key Management Personnel	Relatives of Key Management Personnel	Enterprise where significant influence exists	Total
1.	Sales & Services	177.48	Nil	Nil	Nil	Nil	Nil	177.48
		12.37	*0.19*	*Nil*	*Nil*	*Nil*	*Nil*	*12.56*
2.	Interest and other Income Received/Receivable	2.18	Nil	Nil	0.01	0.02	Nil	2.21
		0.55	*Nil*	*Nil*	*0.01*	*Nil*	*Nil*	*0.56*
3.	Purchases of goods/Payment for other services	190.46	87.73	Nil	3.68	0.03	0.01	281.91
		5.16	*105.34*	*Nil*	*2.81*	*0.04*	*0.01*	*113.36*
4.	Finance Provided	16.70	Nil	Nil	Nil	Nil	Nil	16.70
		307.83	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*307.83*
5.	Repayment against Finance Provided	44.32	Nil	Nil	Nil	Nil	Nil	44.32
		53.78	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*53.78*
6.	Interest paid	2.15	Nil	Nil	Nil	Nil	Nil	2.15
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	—
7.	Dividend Received	4.38	Nil	Nil	Nil	Nil	Nil	4.38
		2.88	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*2.88*
8.	Sale of Fixed Assets	0.13	Nil	Nil	Nil	Nil	Nil	0.13
		0.05	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*0.05*
9.	Purchase of Fixed Assets	0.05	Nil	Nil	Nil	Nil	Nil	0.05
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	—
10.	Outstanding Balances as on 31st March :							
	Investments (Debentures)	65.70	Nil	Nil	Nil	Nil	Nil	65.70
		44.53	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*44.53*
	Debtors	0.92	0.01	Nil	Nil	Nil	Nil	0.93
		2.23	*0.01*	*Nil*	*Nil*	*Nil*	*Nil*	*2.24*
	Loans & Advances	327.24	Nil	0.37	0.17	Nil	1.60	329.38
		342.71	*Nil*	*Nil*	*0.25*	*Nil*	*1.60*	*344.56*
	Creditors	3.30	Nil	Nil	Nil	Nil	Nil	3.30
		0.59	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*0.59*
	Unsecured Loan	Nil	Nil	Nil	Nil	Nil	Nil	—
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	—
11.	Guarantees and Collaterals	Nil	70.34	Nil	Nil	Nil	Nil	70.34
		8.42	*70.34*	*Nil*	*Nil*	*Nil*	*Nil*	*78.76*

Note: Previous Year figures are given in italics

SCHEDULE 22 (Contd.)

15 Disclosure on Derivative Instruments:

a) Derivative instruments outstanding as at 31st March 2006 are as follows:
Forward exchange contracts to hedge the foreign currency exposure for payments to be made against imports including interest on buyers' credit:

Currency	Amount in Millions
USD	55.60
EURO	4.17
JPY	425.40

In addition, External Commercial Borrowings equivalent to USD 100.00 Millions is fully hedged in respect of interest rate as well as foreign currency exposure for repayment of principal and payment of interest.

b) Foreign Currency exposure not hedged by a derivative contract or otherwise as at 31st March 2006:

Currency	Amount in Millions
USD	4.27
EURO	1.33
JPY	2.69

16 All the amounts in rupees have been rounded off to Rupees Crores with lacs in decimals as approved under Section 211 (1) of the Companies Act, 1956. Figures of Rs.50,000 or less have been shown at actuals in brackets.

17 Previous year's figures have been regrouped and rearranged whereever necessary to conform to this year's classification.

18 Additional information required under Part II of Schedule VI to the Companies Act, 1956 is as per Schedule 23.

SCHEDULE 23

ADDITIONAL INFORMATION UNDER PART II OF SCHEDULE VI TO THE COMPANIES ACT, 1956

1. CAPACITY & PRODUCTION

	Products	Unit	Licensed/ Registered* Capacity		Installed Capacity		Production# (Quantity)	
			2005-06	2004-05	2005-06	2004-05	2005-06	2004-05
1.	Viscose Staple Fibre/Polynosic/ HWM/ /Hi-Performance/ Speciality Fibre — At Nagda, Harihar & Kharach	Tonne	**322100**	322100	**257325**	253675	**228981**	247952
2.	Sulphuric Acid (Captive & Intermediate Products) — At Nagda, Harihar & Kharach	Tonne	**298070**	298070	**191750**	191750	**204485**	203489
3.	Carbon-di-Sulphide (Captive & Intermediate Products) — At Nagda, Harihar & Kharach	Tonne	**67615**	67615	**42915**	42915	**41199**	43904
4.	Rayon Grade Pulp (At Harihar)	Tonne	**72000**	72000	**70000**	70000	**72558**	62168
5.	Rayon Grade Caustic Soda	Tonne	**198000**	198000	**190800**	190800	**165509**	161966
6.	Stable Bleaching Powder	Tonne	**45000**	45000	**15000**	15000	**22385**	21124
7.	Man-Made Fibre Fabrics (At Bhiwani)	Mtr. (in 000's)	**600 Looms**	600 Looms	**126 Looms**	126 Looms	**12441**	13393
		Kg. (in 000's)						185
8.	Man-Made Fibre Yarn (At Bhiwani & Malanpur)	Kg. (in 000's)	**117500 Spindles**	117500 Spindles	**43488 Spindles**	43488 Spindles	**9068**	7039
9.	Cement At Jawad, Raipur, Shambhupura, Malkhed, Reddipalayam & Bathinda	Tonne	**18354356**	18354356	**13115290**	13115290	**13826256**	12440517
10.	White Cement (At Khariakhangar)	Tonne	**475000**	475000	**475000**	475000	**350174**	315368
11.	Industrial Machinery	Tonne	**25000**	25000	**15950**	15950	**##**	##
12.	Poly Aluminium Chloride	Tonne	**66000**	66000	**36000**	36000	**27301**	34238
13.	Chloro Sulphonic Acid	Tonne	**49500**	49500	**16500**	16500	**16479**	18141
14.	Sponge Iron	Tonne	**600000**	600000	**900000**	900000	**505825**	780341

Notes:

(a) * *Registered capacities are those capacities for which registrations granted pursuant to the schemes of delicensing.*

(b) The Installed Capacities are certified by the Management and accepted by the Auditors as correct, being a technical matter.

(c) # Includes third party processing

(d) Installed capacities indicated above include those vested in the Company consequent to the Scheme of arrangement. Necessary applications have been submitted to obtain endorsement of the name of the Company.

(e) ## Quantitative data can not be given as production represents fabrication, machining, etc. against individual tailor made orders.

SCHEDULE 23 (Contd.)

2. TURNOVER AND STOCKS

(Value Rs. in Crores)

	Products	Unit	Turnover 2005-06 Quantity	Turnover 2005-06 Value	Turnover 2004-05 Quantity	Turnover 2004-05 Value	Stock As on 31.3.2006 Quantity	Stock As on 31.3.2006 Value	Stock As on 31.3.2005 Quantity	Stock As on 31.3.2005 Value	Stock As on 31.3.2004 Quantity	Stock As on 31.3.2004 Value
1.	Viscose Staple Fibre (At Nagda, Harihar & Kharach)	Tonne	**242399**	**1948.17**	226674 4859*	2020.26	6944	41.27	20363	135.44	3944	24.88
2.	Rayon Grade Pulp (At Harihar)	Tonne	**71278***		— 61162*	—	2286	4.83	1006	2.03	—	—
3.	Rayon Grade Caustic Soda	Tonne	**92201** **73651***	**160.49**	80045 83066*	121.75	2600	3.53	2600	3.59	3745	4.25
4.	Stable Bleaching Powder	Tonne	**22159**	**25.29**	21453	22.81	296	0.23	71	0.06	400	0.32
5.	Man-Made Fibre Fabrics	(000' Mtr.) (000' Mtr.)	**13356** **31***	**147.15**	15426 12*	168.63	1819	18.30	1505	15.22	2088	19.62
6.	Man-Made Fibre Yarns - At Bhiwani & Malanpur	Kg. (in 000's)	**7177**	**102.54**	6792 111*	95.98	445	6.06	641	8.57	505	6.32
7.	Industrial Machinery	Tonne		**19.84** **9.27#**		13.88 16.17#				—		—
8.	Poly Aluminium Chloride	Tonne	**26369** **915***	**21.29**	32352 1000*	23.97	1479	1.32	1461	1.14	575	0.35
9.	Chlorosulphonic Acid	Tonne	**16425**	**10.11**	18081	11.86	187	0.12	133	0.08	73	0.04
10.	Cement (At Jawad, Raipur, Reddipalayam, Shambhupura, Malkhed & Bathinda)	Tonne	**14327983** **378367***	**3604.72** **3.35#**	12280360 351176*	2840.40 4.01#	129832	23.22	143737	25.20	180322	29.10
11.	White Cement (At Khariakhangar)	Tonne	**347500**	**240.32**	311454	204.57	10969	4.37	8294	3.37	4380	2.02
12.	Sponge Iron	Tonne	**478291**	**685.62**	772799	1101.37	53729	52.46	26195	27.34	18653	12.40
13.	Others			**629.04@**		555.40@		**3.04**		2.17		0.79
				7594.58		7180.88						
				12.62#		20.18#						
				7607.20		7201.06		**158.75**		224.21		100.09

Notes:

1. * Inter-Divisional transfers — —
2. # Inter-Divisional transfers to Fixed Assets at Cost
3. @ Includes Service Income Rs. 7.54 Crores (Previous Year Rs.7.87 Crores), Tax deducted at source Rs. 0.22 Crore (Previous Year Rs. 0.24 Crore).

SCHEDULE 23 (Contd.)

3. RAW MATERIALS, STORES, SPARE PARTS AND COMPONENTS: (Value Rs. in Crores)

	Unit	2005-06		2004-05	
		Quantity	Value	Quantity	Value
a) Raw Materials Consumed:					
Pulp Wood	Tonne	221299	79.11	190010	62.85
Dissolving Pulp	Tonne	161316	500.65	189989	603.17
		71278*		61162*	
Caustic Soda	Tonne	56359	91.15	56809	67.65
		73335*		81838*	
Sulphur	Tonne	103023	54.48	74812	54.34
Salt	Tonne	259706	26.22	250114	21.96
Hydrated Lime	Tonne	17489	4.62	16052	4.32
Man-made Fibre Yarn	Kg.(in 000's)	2024	28.76	2069	29.49
				157*	
Cotton/ Man-made Fibres	Kg.(in 000's)	5244	31.70	5615	34.07
		1254*		3927*	
Lime Stone	Tonne	16195052	132.51	15363227	123.29
Steel Plates, Sheets etc.	Tonne	924	4.20	1411	6.81
Natural Gas	SMQ('000)	146962	81.68	161459	50.83
Naptha	Tonne	24778	59.54	49624	98.56
Propane	Tonne	11397	29.57	33894	86.69
Iron Ore Pellets	Tonne	324145	185.66	498914	186.67
Iron Ore Lumps	Tonne	434564	136.96	659693	138.86
Others			375.88		303.49
			1822.69		1873.05
* Consumption of own Production					
b) Purchase of Finished Goods:					
Fabrics	Mtr.(in 000's)	1305	19.25	950	14.15
Cement	Tonne	866190	220.28	154434	34.85
Caustic Soda Lye	Tonne	344	0.58		
Others			0.04		0.02
			240.15		49.02
c) Imports at CIF Value :					
Raw Materials			540.87		577.09
Finished Goods					1.38
Spare Parts, Components & Coal			112.10		99.81
Capital Goods			15.22		25.86

SCHEDULE 23 (Contd.)

d) Total Value of Raw Materials, Stores, Spare Parts and Components consumed:

(Value Rs. in Crores)

	Raw Materials				Stores, Spare parts, Components etc.			
	2005-06		2004-05		2005-06		2004-05	
	Value	%	Value	%	**Value**	%	Value	%
Imported	**554.21**	**30.41**	594.57	31.74	**50.20**	**11.03**	41.91	9.98
Indigenous	**1268.48**	**69.59**	1278.48	68.26	**405.11**	**88.97**	377.82	90.02
	1822.69	**100.00**	1873.05	100.00	**455.31**	**100.00**	419.73	100.00

4. EXPENDITURE IN FOREIGN CURRENCY	**2005-06**	2004-05
i) Technical know-how and Services	**1.33**	0.76
ii) Professional and Consultancy Fees	**5.48**	1.28
iii) Interest and Commitment Charges on Foreign Currency Loans/Debentures	**3.29**	4.54
iv) Others	**3.99**	2.56

5. EARNINGS IN FOREIGN EXCHANGE:	**2005-06**	2004-05
i) Export of Goods - On F.O.B basis	**194.15**	155.09
ii) Technical Know-how & Service charges	**0.36**	0.53
iii) Interest and Dividend	**5.68**	5.21
iv) Others	**0.11**	0.12

6. DIVIDEND TO NON-RESIDENT SHAREHOLDERS :

	For 2004-05			For 2003-04		
	No. of Shareholders	**Shares held**	*** Gross Amount of Dividends (Rs.in lacs)**	No. of Shareholders	Shares held	* Gross Amount of Dividends (Rs.in lacs)
Equity	**5266**	**35178182**	**5628.51**	5438	31337806	4387.29

*Includes Rs.5203.80 Lacs (Previous Year Rs. 4382.58 Lacs) pertaining to Dividend Warrants of Non-Resident shareholders sent to their Bankers/Mandates in India.

Signatures to Schedules '1' to '23'

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

(ATUL B. DESAI)
Partner

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. B. MATHUR
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 27th April, 2006

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

SHAILENDRA K. JAIN
Whole-time Director

ADDITIONAL INFORMATION UNDER PART IV OF SCHEDULE VI TO THE COMPANIES ACT, 1956

Balance Sheet abstract and General Business Profile

1 Registration Details

Registration No.	10-00410
State Code	10
Balance Sheet Date	31-03-06

2 Capital raised during the year (Amount in Rs. Thousands)

Public Issue	NIL
Rights Issue	NIL
Bonus Issue	NIL
Private Placement	NIL

3 Position of Mobilisation and Development of funds (Amount in Rs. Thousands)

Total Liabilities	88195113
Total Assets	88195113
Sources of Funds :	
Paid up Capital	916895
Reserves & Surplus	48904107
Secured Loans	13310765
Unsecured Loans	6485870
Application of Funds :	
Net Fixed Assets	33110455
Investments	34817136
Net Current Assets	7533846
Miscellaneous Expenditure	NIL
Accumulated Losses	NIL

4 Performance of the Company (Amount in Rs. Thousands)

Turnover	76072068
Total Expenditure	64011781
+ - Profit / (Loss) before Tax	12060288
+ - Profit / (Loss) after Tax	8632088
Earnings per Share (Rs.)	94.14
Dividend Rate (%)	200.00

5 Generic names of three principal products / services of the Company (As per monetary terms)

a) Item Code No.	550410-00
Product Description	STAPLE FIBRE
b) Item Code No.	252329-01
Product Description	GREY PORTLAND CEMENT
c) Item Code No.	720310-00
Product Description	SPONGE IRON

KUMAR MANGALAM BIRLA
Chairman
RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. B. MATHUR
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 27th April, 2006

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

SHAILENDRA K. JAIN
Whole-time Director

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH,2006

Rs. in Crores

		Current Year		Previous Year	
A.	**Cash Flow from Operating Activities**				
a.	Net profit before tax and exceptional item	1201.90		1361.36	
	Adjustment for :				
	Depreciation	291.64		284.57	
	Interest expenses	97.32		138.76	
	Interest Income	(29.48)		(75.38)	
	Dividend Income	(38.04)		(39.37)	
	Write down in value of Assets held for disposal	—		7.00	
	Profit/Loss on sale of Fixed Assets (Net)	3.99		(2.25)	
	Profit on sale of Long Term Investment (Net)	(62.57)		(24.90)	
	Profit on sale of Current Investments (Net)	(7.27)		(3.37)	
b.	Operating profit before working capital changes	1457.49		1646.42	
	Adjustments for :				
	Trade and other receivables	116.66		(78.33)	
	Inventories	(72.14)		(219.13)	
	Assets Held for Disposal	0.97		1.84	
	Trade Payables	159.70		90.96	
c.	Cash generated from Operations	1662.68		1441.76	
	Direct Taxes Paid (Net)	(380.42)		(391.30)	
	Cash from operating activities before exceptional item	1282.26		1050.46	
	Net Cash from Operating Activities		1282.26		1050.46
B.	**Cash Flow from Investing Activities**				
	Purchase of fixed assets	(408.80)		(301.75)	
	Sale of fixed assets	9.29		19.71	
	Purchase of Investments	(502.03)		(75.41)	
	Sale of Investments	72.19		669.49	
	Investments/Advances in Joint Ventures, Subsidiaries & Others	(119.31)		(1294.14)	
	Interest received	29.11		74.29	
	Dividend received	38.04		39.37	
	Net Cash from/(used in) investing activities		(881.51)		(868.44)
C.	**Cash Flow from Financing Activities**				
	Proceeds from borrowings	128.25		326.40	
	Repayments of borrowings	(181.58)		(354.13)	
	Interest paid	(112.71)		(150.11)	
	Dividends paid	(145.25)		(128.19)	
	Corporate dividend tax	(20.58)		(16.77)	
	Net Cash from/(used in) financing activities		(331.87)		(322.80)
D.	**Net increase/(Decrease) in Cash and Cash equivalent**		68.88		(140.78)
	Cash and Cash equivalent at beginning of the year		86.70		227.48
	Cash and Cash equivalent at end of the year		155.58		86.70
	(Cash and cash equivalent represent Cash and Bank balances)				

Note :

1 Previous year figures have been regrouped/recast wherever necessary

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

(ATUL B. DESAI)
Partner

Mumbai
Dated: 27th April, 2006

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

KUMAR MANGALAM BIRLA
Chairman
RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. B. MATHUR
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors
SHAILENDRA K. JAIN
Whole-time Director

STATEMENT PURSUANT TO SECTION 212(1)(e) OF THE COMPANIES ACT, 1956 RELATING TO SUBSIDIARY COMPANIES

Name of the Subsidiary Company	Dakshin Cements Limited #	Samruddhi Swastik Trading And Investments Limited	Shree Digvijay Cement Company Limited	Sun God Trading And Investments Limited	UltraTech Cement Limited*@	UltraTech Ceylinco Private Limited #
1 Financial year of the Subsidiary ended on	31.03.2006	31.03.2006	31.03.2006	31.03.2006	31.03.2006	31.03.2006
2 Holding Company's Interest						
i) Equity Shares of Rs.10 each						
a) Number of Shares Fully paid	50,000	65,00,000	38,37,533	49,000	6,35,42,320	40,000,000
b) % Share held by Grasim Industries Limited and its Subsidiaries	100%	100%	51.47%	100%	51.04%	80%
ii) 15% Redeemable Cumulative Preference Shares						
a) Number of Shares (Face Value Rs.100 each) Fully Paid up	—	—	—	100	—	—
b) % Share held by Grasim Industries Limited and its Subsidiaries	—	—	—	100%	—	—
	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs
3 Net aggregate amount of Profit/(Losses) of the Subsidiary, so far as they concern members of Grasim Industries Limited						
i) For the Financial Year of Subsidiary						
a) Dealt with in the accounts of the Holding Company	NIL	NIL	NIL	NIL	476.57	178.12
b) Not dealt with in the accounts of the Holding Company	NIL	33.56	2511.07	—	11,736.14	429.83
ii) For the previous Financial Years of the Subsidiary since it became the holding Company's Subsidiary						
a) Dealt with in the accounts of the Holding Company	NIL	NIL	NIL	NIL	NIL	NIL
b) Not dealt with in the accounts of the Holding Company	—	312.74	(10,404.29)	—	516.42	(320.53)
4 As the Financial Year of the Subsidiary Companies coincide with the Financial Year of the Holding Company, Section 212(5) of the Companies Act, 1956, is not applicable.	NA	NA	NA	NA	NA	NA

Note: The Ministry of Company Affairs, Government of India, New Delhi vide its order issued under section 212 (8) of the Companies Act, 1956 has exempted the Company from attaching the accounts of subsidiaries of the Company. However, annual accounts of the subsidiary companies and the related detailed information will be made available to the investors of the company and the subsidiaries of the Company seeking such information at any point of time. The annual accounts of the subsidiary companies are available for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary of the Company.

\# Subsidiary Companies of UltraTech Cement Limited, Financial Year of UltraTech Ceylinco Private Limited was for a period of 15 months ended on 31.03.2006.

* % shareholding includes 4.08% shares held by Samruddhi Swastik Trading and Investments Limited, a subsidiary of the Company and accordingly profit/(losses) dealt with & not dealt with in the accounts of holding company figures are on the basis of combined holding.

@ Narmada Cement Company Limited (NCCL), a subsidiary of UltraTech Cement Limited (UTCL) has been merged with UTCL effective from 1st October 2005 and has thus ceased to exist from that date.

KUMAR MANGALAM BIRLA
Chairman
RAJASHREE BIRLA
M. L. APTE
B. V. BHARGAVA
R. C. BHARGAVA
S. B. MATHUR
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 14th July 2006

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director

SHAILENDRA K. JAIN
Whole-time Director

Particulars of Subsidiary Companies as required by order no. 47/71/2006-CL-III dated 16th March 2006 of Ministry of Company Affairs, Government of India, issued under section 212(8) of the Companies Act, 1956 are as follows:-

(Rs. Crores unless otherwise stated)

Name of the Subsidiary Company	Dakshin Cements Limited	Samruddhi Swastik Trading And Investments Limited	Shree Digvijay Cement Company Limited	Sun God Trading And Investments Limited	UltraTech Cement Limited*	UltraTech Ceylinco Private Limited#	
						(Sri Lankan Rs. Crores)	(Rs. Crores)
(a) Share Capital (Equity and Preference)	0.05	6.50	7.46	0.05	124.40	50.00	21.68
(b) Share Capital Suspense	—	—	—	—	0.09	—	—
(c) Reserves & Surplus (net of debit balance of Profit & Loss Account)	—	3.46	(151.93)	—	913.78	4.88	2.12
(d) Total assets (Fixed Assets+Current Assets)	0.18	5.39	132.14	0.04	3,450.72	111.97	48.55
(e) Total Liabilities (Debts + Current Liabilities & Provisions)	0.13	167.49	276.63	—	2,584.84	57.09	24.75
(f) Details of Investments (excluding investments in the subsidiary companies)							
- Equity / Preferance Shares	—	172.06	—	0.01	—	—	
- Government Securities	—	—	0.01	—	—	—	—
- Bonds / Mutual Fund Units	—	—	0.01	—	148.15	—	—
(g) Turnover	—	—	214.39	—	3,299.45	434.90	189.72
(h) Profit / (Loss) Before Taxation	—	0.69	48.94	—	285.59	33.10	14.38
(i) Provision for Taxation	—	0.35	0.19	—	55.83	8.82	3.85
(j) Profit / (Loss) after Taxation	—	0.34	48.75	—	229.76	24.28	10.53
(k) Proposed Dividend (including Corporate Dividend Tax)	—	—	—	—	24.85	—	—

* *Narmada Cement Company Limited (NCCL), a subsidiary of UltraTech Cement Limited (UTCL) has been merged with UTCL effective from 1st October 2005 and has thus ceased to exist from that date. Working of erstwhile NCCL forms part of UTCL accounts effective from the date of merger.*

\# *i) Items (a) to (f) are as on 31st March 2006 and items (g) to (k) are for 15 months ended 31st March 2006*

ii) Exchange rate as on 31st March 2006 - 1 INR = 2.3060 Sri Lankan Rupee

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF GRASIM INDUSTRIES LIMITED.

We have audited the attached consolidated Balance Sheet of GRASIM INDUSTRIES LIMITED, its subsidiaries and its interests in joint ventures as at 31st March 2006, and the consolidated Profit and Loss Account and also the consolidated Cash Flow Statement for the year then ended.

1. These financial statements are the responsibility of the Grasim Industries Limited's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

2. a) The audited financial statements of subsidiary UltraTech Cement Limited, have been audited by us and S.B.Bilimoria & Co. whose financial statements reflect total assets of Rs.3623.11 Crs. as at 31st March 2006 and total revenues of Rs.3336.45 Crs. for the year then ended.

   b) We did not audit the financial statements of subsidiary companies viz Samruddhi Swastik Trading and Investment Company Limited and Sun God Trading and Investment Limited, whose financial statements reflect total assets of Rs.176.77 Crs. and Rs.0.05 Crs. respectively as at 31st March 2006 and total revenues of Rs.0.98 Crs. and Rs. NIL respectively for the year then ended. These financial statements have been audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of these subsidiaries, is based solely on the report of the other auditors.

   c) We did not audit the financial statements of subsidiary Shree Digvijay Cement Company Limited, whose financial statements reflect total assets of Rs 132.16 Crs. as at 31st March 2006 and total revenues of Rs.234.44 Crs. for the year then ended. These financial statements have been audited by other auditors, whose report have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of the subsidiaries, is based solely on the report of the other auditors.

   d) We did not audit the financial statements of subsidiary UltraTech Ceylinco (Private) Limited, whose financial statements reflect total assets of Rs.46.44 Crs. as at 31st March 2006 and total revenues of Rs.159.66 Crs. for the year then ended. These financial statements have been reviewed by other auditors, whose report have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of the subsidiaries, is based solely on the report of the other auditors.

   e) The financial statements of the subsidiary Dakshin Cement Limited have been audited by us, whose financial statements reflect total assets of Rs.0.18 Crs. as at 31st March 2006 and total revenues of Rs. Nil for the year then ended.

   f) We did not audit the financial statements of subsidiary Narmada Cement Company Limited, whose financial statements reflect total revenues of Rs.110.62 Crs. for the six months ended 30th September 2005. With effect from 1st October 2005 it has been merged with UltraTech Cement Limited (Note 1(e) of schedule 25). These financial statements have been audited by other auditors, whose report have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of this subsidiary, is based solely on the report of the other auditors.

3. a) We did not audit the financial statements of joint venture AV Cell Inc. Canada, whose financial statements reflect total assets of Rs 41.23 Crs. as at 24th September, 2005 and total revenues of Rs.55.04 Crs. for the year then ended. These financial statements have been audited by other auditors, whose report have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of the joint venture, is based solely on the report of the other auditors.

   b) We did not audit the financial statements of joint venture Idea Cellular Limited whose audited consolidated financial statements reflect total assets of Rs.428.01 Crs. as at 31st March 2006 and total revenues of Rs.226.29 Crs. for the year then ended. These financial statements have been audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of the joint venture, is based solely on the report of the other auditors.

4. The Company disinvested the shares held in joint venture TANFAC Industries Limited on February 3, 2006. We did not audit the separate financial statements of TANFAC Industries Limited and have considered proportionate revenues of Rs.9.74 Crs. for the period up to February 3, 2006 based on the audited financial statements for the year ended March 31, 2006. These financial statements have been audited by other auditors, whose report have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of the joint venture, is based solely on the report of the other auditors.

5. The Company has invested in shares of a joint venture A V Nackawick Inc. Canada on October 4, 2005. We were informed that the first financial statements will be drawn up in October, 2006 and therefore no effect has been given in the consolidated financial statements.

6. a) We report that the Consolidated Financial Statements have been prepared by the Company's management in accordance with the requirements of Accounting Standards AS-21 Consolidated Financial Statements, AS-23 Accounting for Investments in Associates in Consolidated Financial Statements and AS-27 Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India.

   b) Based on our audit and on consideration of the reports of other auditors on separate financial statements and on the other financial information of the components, and to the best of our information and according to the explanations given to us, subject to the matter referred to in paragraph 2 (d) above, we are of the opinion that the attached Consolidated Financial Statements give a true and fair view in conformity with the accounting principles generally accepted in India:

      (i) In the case of the Consolidated Balance Sheet, of the State of affairs of the Grasim Industries Limited, its subsidiaries and its interests in joint ventures as at 31st March, 2006;

      (ii) In the case of the Consolidated Profit and Loss Account, of the profit of the Grasim Industries Limited, its subsidiaries and its interests in joint ventures for the year ended on that date; and

      (iii) In the case of the Consolidated Cash Flow Statement, of the cash flows of the Grasim Industries Limited, its subsidiaries and its interests in joint ventures for the year ended on that date.

For G.P. Kapadia & Co
Chartered Accountants
ATUL B. DESAI
Partner
Membership No.30850

Place: Mumbai
Date: 14th July, 2006

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2006

(Rs. in Crores)

	Schedules	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SOURCES OF FUNDS					
Shareholders Funds					
Share Capital	1				
Equity Share Capital		91.67	178.83	270.50	271.22
Proportionate consolidation eliminations				(178.83)	(179.55)
				91.67	91.67
Share Capital Suspense		0.02	—	0.02	0.02
Other Share Capital	2	—	42.82	42.82	42.56
Reserves and Surplus	3	4,822.31	(121.33)	4,700.98	3,949.93
Proportionate consolidation eliminations				2.09	1.77
				4,703.07	3,951.70
		4,914.00	100.32	4,837.58	4,085.95
Minority Interest		513.56	—	513.56	500.23
Loan Funds					
Secured Loans	4	2,518.23	123.99	2,642.22	2,934.55
Unsecured Loans	5	839.11	139.63	978.74	965.80
Documentary Bills Discounted with Banks	6	62.32	—	62.32	33.53
		3,419.66	263.62	3,683.28	3,933.88
Deferred Tax Liabilities (Net)		1,161.93	—	1,161.93	1,182.26
TOTAL		10,009.15	363.94	10,196.35	9,702.32
APPLICATION OF FUNDS					
Fixed Assets					
Gross Block	7	10,936.78	534.03	11,470.81	11,097.91
Less: Depreciation		5,286.94	229.05	5,515.99	5,018.11
Net Block		5,649.84	304.98	5,954.82	6,079.80
Capital Work-in-Progress		434.81	13.19	448.00	205.34
		6,084.65	318.17	6,402.82	6,285.14
Fixed Assets held for Disposal		12.76	—	12.76	13.73
Investments	8	1,529.95	—	1,529.95	947.89
Proportionate consolidation eliminations				(177.89)	(178.93)
				1,352.06	768.96
Goodwill	9	1,682.39	89.24	1,771.63	1,956.59
Goodwill on proportionate consolidation of interest in joint ventures				1.15	1.15
				1,772.78	1,957.74
Deferred Tax Assets (Net)		—	3.65	3.65	2.97
Current Assets, Loans and Advances					
Interest accrued on Investments		1.46	—	1.46	1.09
Inventories	10	1,153.13	11.41	1,164.54	1,056.74
Sundry Debtors	11	578.48	12.28	590.76	723.18
Cash and Bank Balances	12	226.56	10.82	237.38	163.47
Loans and Advances	13	600.72	23.67	624.39	452.62
		2,560.35	58.18	2,618.53	2,397.10
Less:					
Current Liabilities and Provisions					
Liabilities	14	1,534.83	103.70	1,638.53	1,419.08
Provisions	15	326.12	1.60	327.72	304.26
		1,860.95	105.30	1,966.25	1,723.34
Net Current Assets		699.40	(47.12)	652.28	673.76
Miscellaneous Expenditure	16	—	—	—	0.02
TOTAL		10,009.15	363.94	10,196.35	9,702.32
Accounting Policies and Notes on Accounts	25				

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

(ATUL B. DESAI)
Partner

B. V. BHARGAVA
R. C. BHARGAVA
Directors

Mumbai
Dated: 14th July, 2006

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

SHAILENDRA K. JAIN
Whole-time Director

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED ON 31ST MARCH, 2006

(Rs. in Crores)

	Schedules	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
INCOME					
Gross Sales (Includes Services Revenue)		11,425.30	289.54	**11,714.84**	10,776.37
Less: Excise Duty		1,521.90	1.05	**1,522.95**	1,484.71
Net Sales (including Services Revenue)		**9,903.40**	**288.49**	**10,191.89**	9,291.66
Interest and Dividend Income	17	65.09	0.25	**65.34**	119.92
Other Income	18	184.76	2.33	**187.09**	125.30
Increase/ (Decrease) in Stocks	19	(5.26)	(1.04)	**(6.30)**	122.14
		10,147.99	290.03	**10,438.02**	9,659.02
EXPENDITURE					
Raw Materials Consumed	20	2,178.15	34.28	**2,212.43**	2,235.39
Manufacturing/ Operating Expenese	21	2,965.17	90.49	**3,055.66**	2,885.44
Purchases of Finished and Other Products		109.36	0.57	**109.93**	56.20
Payments to and Provisions for Employees	22	519.02	24.29	**543.31**	509.25
Selling, Distribution, Administration and Other Expenses	23	2,125.16	61.01	**2,186.17**	1,700.37
Interest	24	188.41	23.82	**212.23**	284.57
Depreciation & Amortisations		519.76	35.44	**555.20**	548.61
Amortization of Intangible Assets		—	7.90	**7.90**	7.63
		8,605.03	277.80	**8,882.83**	8,227.46
Profit before Tax & Exceptional items		**1,542.96**	**12.23**	1,555.19	1,431.56
Surplus on pre-payment of sales tax loan		4.13	—	**4.13**	34.35
Impairment of Goodwill		—	—	—	(162.45)
Profit before Tax		**1,547.09**	12.23	1,559.32	1,303.46
Provision for Current Tax		(434.26)	(0.62)	**(434.88)**	(483.27)
Deferred Tax		31.63	0.55	**32.18**	41.21
Profit after Tax		**1,144.46**	**12.16**	**1,156.62**	861.40
Less : Minority Interest		115.98		115.98	(15.18)
Less : Pre-Acquisition profit/ (loss)		—	—	—	(3.85)
Net Profit		**1,028.48**	**12.16**	**1,040.64**	880.43
Adjustment due to merger of NCCL with UTCL (Refer Note 1(e) of Schedule 25)		48.98	—	**48.98**	
Investment Allowance Reserve Written back		0.25	—	**0.25**	0.16
Debenture Redemption Reserve no longer required		8.62	—	**8.62**	6.86
Balance brought forward from Previous Year		673.38	(140.98)	**532.40**	518.48
Profit available for Appropriation		**1,759.71**	**(128.82)**	**1,630.89**	1,405.93
Appropriations					
Debenture Redemption Reserve		9.45	—	**9.45**	—
Proposed Dividend		183.35	—	**183.35**	151.29
Corporate Dividend Tax		28.77	—	**28.77**	22.24
General Reserve		625.00	—	**625.00**	700.00
Balance carried to Balance Sheet		913.14	(128.82)	**784.32**	532.40
		1,759.71	**(128.82)**	1,630.89	1,405.93
Basic and diluted earnings per share (in Rs.)				113.50	96.02
Accounting Policies and Notes on Accounts	25				

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

(ATUL B. DESAI)
Partner

Mumbai
Dated: 14th July, 2006

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

B. V. BHARGAVA
R. C. BHARGAVA
Directors

SHAILENDRA K. JAIN
Whole-time Director

(Rs. in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year Consolidated
SCHEDULE 1				
EQUITY SHARE CAPITAL				
91673654 Equity Shares of Rs.10 each fully paid (Previous year 91671233 equity shares)	91.67	178.83	270.50	271.22
Proportionate consolidation eliminations			(178.83)	(179.55)
			91.67	91.67
Share Capital Suspense	0.02	—	0.02	0.02
	91.69	178.83	91.69	91.69
SCHEDULE 2				
OTHER SHARE CAPITAL				
Class B Non Voting Shares of AV Cell Inc.	—	6.26	6.26	6.00
11% Red. Cum Non-Convertible Pref Shares of Rs. 100 lacs each of Idea Cellular Ltd.	—	36.56	36.56	36.56
	—	42.82	42.82	42.56
SCHEDULE 3				
RESERVES & SURPLUS				
1. Capital Reserve				
- On Revaluation of Fixed Assets	4.28	—	4.28	4.70
- Capital Subsidy	2.40	—	2.40	2.43
2. Amalgmation Reserve	1.38	7.56	8.94	8.92
3. Preference Share Capital Redemption Reserve	1.83	—	1.83	1.83
4. Debenure Redemption Reserve	148.43	—	148.43	147.60
5. Share Premium Account	823.52	—	823.52	823.52
6. General Reserve	2,927.48	—	2,927.48	2,427.97
7. Investment Allowance Reserve	0.05	—	0.05	0.30
8. Foreign Currency Translation Reserve	(0.20)	—	(0.20)	0.26
9. - Surplus as per Profit and Loss Account	913.14	(128.82)	784.32	532.40
- Adjustment on account of cessation of a JV during the year		(0.07)	(0.07)	
Proportionate consolidation eliminations	—		2.09	1.77
	4,822.31	(121.33)	4,703.07	3,951.70
SCHEDULE 4				
SECURED LOANS				
Non-Convertible Debentures	1,614.48	—	1,614.48	1,820.92
Interest accrued and due on above	—	—	—	4.30
Other Loans:				
Term Loans from Banks and Financial Institution				
Rupee Loans	92.63	111.17	203.80	156.03
Foreign Currency Loans	543.67	—	543.67	541.71
Term Loans from Others - Rupee Loans	—	—	—	44.74
Deferred Sales-tax Loan	9.81	—	9.81	15.20
Other Secured Loans	—	12.66	12.66	2.03
Working Capital Borrowings from Banks	157.64	0.16	157.80	249.62
Other Loans from Banks	100.00	—	100.00	100.00
	2,518.23	123.99	2,642.22	2,934.55

(Rs. in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 5				
UNSECURED LOANS				
Short Term Loans and Advances:				
From Banks:				
Buyers' Import Credit	137.33	—	**137.33**	96.66
Other Short Term Loans	1.33	116.48	**117.81**	169.74
From Others :	21.61	13.30	**34.91**	48.83
	160.27	129.78	**290.05**	315.23
Other Loans and Advances:				
From Banks:	—	—	—	11.31
From Others:				
Deferred Sales Tax Loan	678.84	—	**678.84**	201.97
Other Long Term Loans	—	9.85	**9.85**	437.29
Int Accrued & due on above	—	—	—	
	678.84	9.85	**688.69**	639.26
	678.84	**9.85**	**688.69**	650.57
	839.11	**139.63**	**978.74**	965.80
SCHEDULE 6				
DOCUMENTARY BILLS DISCOUNTED WITH BANKS				
Against Demand/ Usance Bills under Letter of Credit	55.04	—	**55.04**	33.17
Against Usance Bills	7.28	—	**7.28**	0.36
	62.32	—	**62.32**	33.53

SCHEDULE 7
FIXED ASSETS

SN	DESCRIPTION	GROSS BLOCK AS ON 31.03.2006				NET BLOCK AS ON 31.03.2006			
		Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year
1.	Freehold Land	143.97	0.41	**144.38**	141.14	143.97	0.41	**144.38**	141.14
2.	Leasehold Land	89.53	1.82	**91.35**	87.77	75.37	0.81	**76.18**	75.13
3.	Buildings	1004.27	9.08	**1,013.35**	979.68	738.60	6.98	**745.58**	756.14
4.	Workers' Quarters under Government Subsidised Schemes	0.55	—	**0.55**	0.55	0.07	—	**0.07**	0.07
5.	Railway Sidings	257.35	—	**257.35**	257.04	157.40	—	**157.40**	169.56
6.	Plant & Machinery	9031.12	374.19	**9,405.31**	9,102.97	4357.84	218.55	**4,576.39**	4,681.25
7.	Ships	64.13	—	**64.13**	64.12	31.64	—	**31.64**	34.83
8.	Furniture, Fittings & Office Equipments	281.28	8.38	**289.66**	265.42	109.79	2.62	**112.41**	104.11
9.	Livestock	—	—	—	0.01	—	—	—	0.01
10.	Vehicles etc.	62.22	1.01	**63.23**	60.70	33.53	0.42	**33.95**	35.21
11.	Intangible Assets								
	- Softwares	2.36	3.97	**6.33**	3.32	1.63	1.22	**2.85**	1.16
	- Entry/ License Fees	—	135.17	**135.17**	135.19	—	73.97	**73.97**	81.19
	TOTAL	**10936.78**	**534.03**	**11470.81**	11097.91	**5649.84**	**304.98**	**5954.82**	6079.80
	Capital work-in-progress (including Advances & Pre-operative Expenses)					434.81	13.19	**448.00**	205.34
						6,084.65	318.17	6,402.82	6,285.14

(Rs. in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 8				
INVESTMENTS				
Investments in Government and Trust Securities	20.45	—	20.45	19.44
Investments in Shares, Debentures or Bonds and others	1,509.50	—	1,509.50	928.45
	1,529.95	—	**1,529.95**	947.89
Proportionate consolidation eliminations			(177.89)	(178.93)
			1,352.06	768.96
SCHEDULE 9				
GOODWILL				
Goodwill has been derived in accordance with AS-21 and AS-27 for which calculations are as under:				
a. (i) **In case of Investment in Subsidiaries:**				
Carrying Cost of Investment	2,272.00		2,272.00	2,261.20
Less : Grasim's Share in Net Worth on acquisition	602.88		602.88	506.47
	1,669.12		1,669.12	1,754.73
(ii) **Goodwill arising in consolidated**	13.27		13.27	275.05
financial statements of Subsidiaries	**1,682.39**		**1,682.39**	2,029.78
Less: Impairment of Goodwill	—		—	(162.45)
	1,682.39		**1,682.39**	1,867.33
b. **Proportionate interest in Goodwill of Joint Ventures:**		**89.24**	**89.24**	89.26
			1,771.63	1,956.59
c. **In case of Investment in Joint Ventures:**				
Carrying Cost of Investment			177.89	178.89
Less : Grasim's Share in Net Worth on acquisition			176.74	177.74
			1.15	1.15
	1,682.39	**89.24**	**1,772.78**	1,957.74
SCHEDULE 10				
INVENTORIES				
Stores and Spare parts, Packing Materials and Fuels	463.82	1.47	**465.29**	426.06
Raw Materials	293.45	5.18	**298.63**	205.40
Finished Goods (including trading goods)	@228.40	4.69	**@233.09**	297.82
By Products	3.61	—	**3.61**	1.31
Process Stock	161.63	0.07	**161.70**	124.20
Waste/Scrap (at net realisable value)	2.22	—	**2.22**	1.95
@ Includes transit stock of Rs. 4.38 Crores, Previous Year - Nil				
	1,153.13	**11.41**	**1,164.54**	1,056.74
SCHEDULE 11				
SUNDRY DEBTORS				
Exceeding six months :				
Good and Secured	9.04	—	**9.04**	3.85
Good and Unsecured	9.67	1.35	**11.02**	23.25
Doubtful and Unsecured	9.54	13.62	**23.16**	20.56
	28.25	14.97	**43.22**	47.66
Less: Provision for Doubtful Debts	9.54	13.62	**23.16**	20.56
	18.71	1.35	**20.06**	27.10
Others				
Good and Secured	239.48	—	**239.48**	236.24
Good and Unsecured	320.29	10.93	**331.22**	459.84
Doubtful and Unsecured	—	0.75	**0.75**	0.99
	559.77	11.68	**571.45**	697.07
Less: Provision for Doubtful Debts	—	0.75	**0.75**	0.99
	559.77	10.93	**570.70**	696.08
	578.48	12.28	**590.76**	723.18

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(Rs. in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 12				
CASH AND BANK BALANCES				
Cash balance on hand	0.79	1.24	**2.03**	1.20
Bank Balances:				
With Scheduled Banks:				
Current Accounts (including cheques under collection)	162.45	0.51	**162.96**	129.47
Deposit Accounts	63.31	9.07	**72.38**	32.79
	225.76	9.58	**235.34**	162.26
With Others	—	—	—	—
	225.76	9.58	**235.34**	162.26
In Government Treasury Saving Account	0.01	—	**0.01**	0.01
	226.56	**10.82**	**237.38**	163.47
SCHEDULE 13				
LOANS AND ADVANCES (Considered Good)				
Secured Loans	2.23	—	**2.23**	3.07
Unsecured Loans-				
Deposits with Bodies Corporate	136.86	—	**136.86**	9.88
Deposits and Balances with Government and other Authorities (including accrued interest)	96.93	0.47	**97.40**	81.94
Other Deposits	29.06	3.74	**32.80**	51.93
Advances recoverable in cash or in kind or for value to be received	336.53	17.91	**354.44**	300.77
Less : Provision for doubtful Loans & Advances	(0.22)	—	**(0.22)**	—
Advances recoverable in cash or in kind or for value to be received - net of Provision	336.31	17.91	**354.22**	300.77
Advance Income Tax (Net of Provisions)	(0.67)	1.55	**0.88**	5.03
	598.49	23.67	**622.16**	449.55
	600.72	**23.67**	**624.39**	452.62
SCHEDULE 14				
CURRENT LIABILITIES				
Sundry Creditors	1,060.94	77.29	**1,138.23**	898.17
Security and Other Deposits	202.34	5.29	**207.63**	153.62
Unclaimed Dividends	6.01	—	**6.01**	4.49
Other Liabilities	198.34	17.54	**215.88**	275.36
Bank Overdraft	—	3.52	**3.52**	0.36
Interest accrued but not due on debentures/ loans	67.20	0.06	**67.26**	87.08
	1,534.83	**103.70**	**1,638.53**	1,419.08

(Rs. in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 15				
PROVISIONS				
Retirement Benefits	60.82	1.19	62.01	53.97
Proposed Dividends	183.35	—	183.35	151.24
Corporate Dividend tax	28.77	—	28.77	21.90
Provision for Current Taxation (Net of Advance Tax)	53.18	0.29	53.47	72.47
Other Provisions	—	0.12	0.12	4.68
	326.12	1.60	327.72	304.26
SCHEDULE 16				
MISCELLANEOUS EXPENDITURE				
(To the extent not written-off or adjusted)				
Deferred Revenue Expenditure	—	—	—	0.02
	—	—	—	0.02
SCHEDULE 17				
INTEREST AND DIVIDEND INCOME				
Interest (Gross) on :				
a) Government and other Securities	4.36	—	4.36	1.57
b) Other Investments	0.03	0.20	0.23	4.49
Dividend (Gross)	35.88	—	35.88	39.77
Interest on Bank and Other Accounts	24.82	0.05	24.87	74.09
	65.09	0.25	65.34	119.92
SCHEDULE 18				
OTHER INCOME				
Export Incentives	4.50	0.32	4.82	4.92
Rent Received	3.95	—	3.95	1.21
Lease Rent	7.96	—	7.96	8.63
Processing Charges	6.62	—	6.62	5.13
Insurance Claims	5.87	—	5.87	2.69
Profit on Sale of Current Investments	7.35	0.08	7.43	3.38
Profit on Sale of Long Term Investments	62.57	—	62.57	24.90
Profit on sale of Fixed Assets	0.42	0.05	0.47	2.25
Excess/Short Provisions	26.68	1.26	27.94	23.07
Prior period adjustments	0.15	—	0.15	3.07
Exchange Rate Difference	1.39	0.26	1.65	0.25
Miscellaneous Receipts	57.30	0.36	57.66	45.80
	184.76	2.33	187.09	125.30

(Rs. in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 19				
INCREASE / (DECREASE) IN STOCKS				
Closing Stock				
Finished Goods	224.02	3.95	**227.97**	296.39
By-Products	3.61	—	**3.61**	1.31
Process Stock	161.63	0.07	**161.70**	124.08
Waste/Scrap	2.22	—	**2.22**	1.95
	391.48	4.02	**395.50**	423.73
Opening Stock				
Finished Goods	291.55	5.01	**296.56**	155.43
By-Products	1.31	—	**1.31**	1.79
Process Stock	124.02	0.06	**124.08**	116.29
Waste/Scrap	1.95	—	**1.95**	1.22
	418.83	5.07	**423.90**	274.73
Add: Increase/ (Decrease) in Excise Duty on Stock	22.09	0.01	**22.10**	(26.86)
	396.74	5.06	**401.80**	301.59
Increase/ (Decrease) in Stocks	**(5.26)**	**(1.04)**	**(6.30)**	122.14
SCHEDULE 20				
RAW MATERIALS CONSUMED				
Opening Stock	199.26	8.21	**207.47**	141.46
Purchases and Incidental Expenses	2,278.23	32.60	**2,310.83**	2,318.34
	2,477.49	40.81	**2,518.30**	2,459.80
Less:				
Sales	5.89	0.04	**5.93**	19.30
Closing Stock	293.45	6.49	**299.94**	205.11
	299.34	6.53	**305.87**	224.41
	2,178.15	**34.28**	**2,212.43**	2,235.39
SCHEDULE 21				
MANUFACTURING / OPERATING EXPENSES				
Consumption of Stores, Spare Parts and Components, Packing Materials and Incidental Expenses	662.63	5.85	**668.48**	616.22
Power & Fuel	2,119.70	9.42	**2,129.12**	2,056.31
Processing Charges	28.90	0.10	**29.00**	29.81
License Fees	—	16.29	**16.29**	11.14
Roaming Charges	—	13.45	**13.45**	6.40
Interconnect and other DoT charges	—	35.62	**35.62**	32.97
Repairs to Buildings	25.28	0.76	**26.04**	18.65
Repairs to Machinery (excluding Spare Parts and Components)	101.65	8.63	**110.28**	88.46
Repairs to Other Assets	27.01	0.37	**27.38**	25.48
	2,965.17	**90.49**	**3,055.66**	2,885.44
SCHEDULE 22				
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES				
Salaries, Wages & Bonus, etc.	446.97	20.47	**467.44**	430.28
Contribution to Provident and Other Funds	39.36	1.44	**40.80**	41.24
Welfare Expenses	32.69	2.38	**35.07**	37.73
	519.02	**24.29**	**543.31**	509.25

(Rs. in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 23				
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES				
Commission to Selling Agents	47.87	21.93	69.80	56.69
Brokerage and Discount	44.21	0.22	44.43	12.77
Freight, handling and other expenses	1,545.80	6.42	1,552.22	1,104.09
Advertisements	172.04	10.16	182.20	170.35
Insurance	30.20	0.77	30.97	30.77
Rent (including Lease Rent)	18.52	3.68	22.20	21.49
Rates and Taxes	37.07	1.19	38.26	34.05
Stationery, Printing, Postage and Telephone Expenses	24.63	2.38	27.01	26.01
Travelling and Conveyance	52.77	1.55	54.32	49.57
Legal and Professional charges	34.14	0.87	35.01	33.83
Bad debts written off	1.66	0.32	1.98	11.71
Provision for Doubtful Debts	2.05	2.34	4.39	3.11
Research contribution (including Expenses)	3.54	0.11	3.65	1.17
Donations	5.98	—	5.98	9.83
Directors' Fee and Commission	3.64	0.01	3.65	1.67
Exchange Rate difference	8.10	0.02	8.12	7.78
Loss on Sale and/or discard of Fixed Assets	3.99	—	3.99	0.71
Miscellaneous Expenses	88.95	9.04	97.99	124.77
	2,125.16	61.01	2,186.17	1,700.37
SCHEDULE 24				
INTEREST				
On Fixed Loans and Debentures	163.89	23.26	187.15	235.58
On Other Accounts	24.52	0.56	25.08	48.99
	188.41	23.82	212.23	284.57

SCHEDULE 25

Notes to Consolidated Financial Statements

1. **Principles of Consolidation:**

(a) The Consolidated Financial Statements (CFS) comprise the financial statements of Grasim Industries Limited, its Subsidiaries and its interest in Joint Ventures & Associates as on 31.03.2006, which are as under:

(I) Subsidiaries:

Name of the Company	Country of Incorporation	% Shareholding & Voting Power
Shree Digvijay Cement Company Limited (SDCC)	India	51.48%
Samruddhi Swastik Trading and Investment Limited	India	100.00%
Sun God Trading and Investment Limited	India	100.00%
UltraTech Cement Limited (UTCL)	India	51.04% *
Narmada Cement Company Limited (NCCL) @	India	97.80% #
Dakshin Cements Limited @	India	100.00%
UltraTech Ceylinco (Private) Limited @	Srilanka	80.00%

* *Includes 4.08% shares held by Samruddhi Swastik Trading and Investment Limited*

\# *NCCL has been merged with UTCL with effect from 1st October 2005, refer note 1(e) of this schedule.*

@ *Subsidiaries of UTCL, % shareholding are held by UTCL.*

(II) Joint Ventures (JV):

Name of the Company	Status	Country of Incorporation	Ownership Interest	Financial Statement as on
Tanfac Industries Limited *		India	9.98%	*
Idea Cellular Limited	Audited (Consolidated)	India	7.57%	31.03.2006
A V Cell Inc. @	Audited	Canada	16.67%	24.09.2005
A V Nackawic #	Not consolidated	Canada	45.00%	—

* ceased to be JV w.e.f. 3rd February 2006

@ There are no significant transactions or other material events that occured between the balance sheet dates of A V Cell Inc. and Grasim.

\# became joint venture w.e.f. 4th October 2005. First financial statements will be prepared in October 2006, hence not consolidated.

(III) Associate :

Name of the Company	Status	Country of Incorporation	Ownership Interest	Financial Statement as on
Aditya Birla Science & Technology Co. Ltd. $	Not consolidated	India	39.00%	—

$ became associate w.e.f. 28th March 2006; operations not yet started, hence not consolidated.

(b) The Consolidated Financial Statements are prepared in accordance with Accounting Standard on "Consolidated Financial Statements" (AS - 21), "Financial Reporting of Interests in Joint Ventures" (AS - 27) and "Accounting for Investments in Associates in Consolidated Financial Statements" (AS - 23) issued by the Institute of Chartered Accountants of India.

The Consolidated Financial Statements are prepared using uniform accounting policies, in accordance with the generally accepted accounting policies. However, in respect of Idea Cellular Limited, Cost of Rights and Licences including the fee paid on fixed basis prior to revenue share regime, is amortised on commencement of operations over the period of licence.

Tanfac Industries Limited ceased to be a JV w.e.f. 3rd Feb 2006, accordingly Balance Sheet of Tanfac Industries Ltd. as on 31st March, 2006 has not been consolidated. However Profit & Loss Account of Tanfac Industries Ltd. has been consolidated proportionately upto the date of cesation of JV.

(c) The effect of intra group transactions between Grasim & its subsidiaries are eliminated in consolidation.

(d) The reporting financial year for UltraTech Ceylinco (Pvt) Limited is for 15 months ended 31st March 2006. Balance Sheet consolidation is based on audited accounts as of 31st March 2006. As regards the consolidation of Profit & Loss Account, the same is based on the Profit & Loss Account drawn for the year (12 months) ending 31st March 2006 which has been subjected to limited review by its auditors.

(e) Merger of NCCL with UTCL :

(i) Pursuant to the Scheme of Amalgamation (the Scheme) u/s 18(1)(c) and other applicable provisions of Sick Industrial Companies (Special Provisions) Act, 1985 effective from 1st October 2005 (the Appointed Date) NCCL has been merged with UTCL. The Scheme is approved by Board for Industrial & Financial Reconstruction, New Delhi, on 15th May 2006 and has been made effective from 1st June 2006 (the effective date).

(ii) Audited financial statements of NCCL for the period from 1st April 2005 to 30th September 2005 are considered for consolidation.

(iii) The impact of above merger has been dealt in CFS of the company as under:

1) An amount of Rs. 48.98 crores consisting of loss of NCCL amounting to Rs. 48.83 crores for the period from 1st April 2005 to 30th September 2005 and Capital Reserve of NCCL amounting to Rs. 0.15 crores, which has been recognised as Capital Reserve in the CFS of the Company, has been shown as "Adjustment due to merger of NCCL with UTCL" in the Consolidated Profit & Loss Account of the Company.

2) Goodwill on consolidation of NCCL amounting to Rs.184.96 crores has been adjusted against the General Reserve.

2. Accounting Policies and Notes on Accounts of the financial statements of the Company and all the subsidiaries are set out in their respective financial statements.

3. The Ministry of Textiles, vide its orders dated 30th June 1997 and 1st July, 1999 has deleted cement from the list of commodities to be packed in Jute bags under the Jute Packaging (Compulsory Use in Packing Commodities) Act 1987. In view of this, the company does not expect any liability for non-despatch of cement in Jute bags in respect of earlier years.

4. Contingent Liabilities: Rs. in Crores

	Grasim & Subsidiaries	Joint Ventures	Total	Previous Year
i) Claims not acknowledged as debts	437.27	3.98	441.25	327.34
ii) Uncalled liability on partly paid Shares	45.61			
iii) Custom duty which may arise if obligation for export is not fulfilled against import of raw materials and machinery.	1.62	—	1.62	4.06
iv) Outstanding Bank / Corporate Guarantees	0.61	2.51	3.12	4.91
v) Custom duty on import of technical know-how and other services relating to projects	10.81	—	10.81	10.93
vi) Dividend on Cumulative Preference Shares	—	13.96	13.96	10.67
5. Estimated amount of Contracts remaining to be executed on capital account and not provided	935.65	19.48	955.13	179.03

6. Letter of undertaking cum indemnity given to Bank/ FI for Preference Shares issued/ finance provided by/ to Idea Cellular Ltd. amounting to Rs.70.34 Crores (Previous Year - Rs. 70.34 Crores.)

7. **Segment Reporting :**

a. **Primary Segment Reporting (by business segment)**

Segment have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organizational structure as well as the differential risk and returns of these segments. Details of products included in each of the segments are as under:-

Fibre & Pulp	-	Viscose Staple Fibre & Rayon Grade Pulp
Chemicals	-	Caustic Soda & Allied Chemicals
Cement	-	Grey & White Cement
Sponge Iron	-	Sponge Iron
Textiles	-	Fabrics & Yarn
Others	-	Mainly Telecom

b. **Inter-segment transfers of independent marketable products are at market rates.**

c. Information about Business Segments (For the Current Year 2005-2006):

Rs. in Crores

		Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Eliminations	Total Company
A	REVENUE								
1a	Gross Sales (External)	2,153.94	310.22	8,033.61	731.38	250.83	234.86		11,714.84
1b	Gross Sales (Inter-segment)	43.31	135.99	0.96	—	0.26	—	(180.52)	—
	Total Gross Sales	**2,197.25**	**446.21**	**8,034.57**	**731.38**	**251.09**	**234.86**	**(180.52)**	**11,714.84**
2a	Other Income	30.81	7.88	73.96	7.36	13.09	3.24	(7.58)	128.76
2b	Unallocated Corporate Other Income								123.67
	Total Other Income	**30.81**	**7.88**	**73.96**	**7.36**	**13.09**	**3.24**	**(7.58)**	**252.43**
3	**Total Revenue**	**2,228.06**	**454.09**	**8,108.53**	**738.74**	**264.18**	**238.10**	**(188.10)**	**11,967.27**
B	**RESULTS**								
1	**Segment Result (PBIT)**	**425.93**	**107.51**	**1,067.85**	**33.69**	**(3.04)**	**39.05**		**1,670.99**
2	Unallocated Corporate Income / (Expenses)								96.43
3	Interest Expense								(212.23)
4	**Profit from ordinary activities**								**1,555.19**
5	**Exceptional Items:**								
	- Surplus on pre-payment of sales tax loan			4.13					4.13
6	**Profit Before Tax**								**1,559.32**
7	Provision for Current Tax								(434.88)
8	Deferred Tax								32.18
9	**Profit after Tax**								**1,156.62**
	Less: Minority Interest								115.98
10	**Net Profit**								**1,040.64**
C	**Other Information :**								
1	**Segment Assets**	**1,219.03**	**235.19**	**5,732.66**	**592.54**	**129.20**	**262.64**		**8,171.26**
2	Unallocated Corporate Assets								3,991.34
3	**Total Assets**								**12,162.60**
4	**Segment Liabilities**	**211.16**	**24.44**	**3,211.23**	**62.35**	**36.64**	**343.27**		**3,889.09**
5	Unallocated Corporate Liabilities								2,922.37
6	Minority Interest								513.56
7	**Total Liabilities**								**7,325.02**
8	**Capital Expenditure**	**118.06**	**26.22**	**453.07**	**5.58**	**2.54**	**62.24**		**667.71**
9	**Depreciation**	**66.88**	**17.59**	**391.09**	**34.16**	**6.43**	**42.08**		**558.23**
10	**Non Cash Expenses other than Depreciation**			—					—

Information about Business Segments (For the previous year 2004-2005):

Rs. in Crores

		Fibre & Pulp	Chemi-cals	Cement	Sponge Iron	Textiles	Others	Elimi-nations	Total Company
A	REVENUE								
1a	Gross Sales (External)	2,216.05	283.51	6,704.33	1,125.97	266.02	180.49		10,776.37
1b	Gross Sales (Inter-segment)	48.55	122.44	1.18	12.23	0.11	—	(184.51)	—
	Total Gross Sales	**2,264.60**	**405.95**	**6,705.51**	**1,138.20**	**266.13**	**180.49**	**(184.51)**	**10,776.37**
2a	Other Income	20.59	3.06	63.07	9.26	14.91	2.86	(0.52)	113.23
2b	Unallocated Corporate Other Income								131.99
	Total Other Income	**20.59**	**3.06**	**63.07**	**9.26**	**14.91**	**2.86**	**(0.52)**	**245.22**
3	**Total Revenue**	**2,285.19**	**409.01**	**6,768.58**	**1,147.46**	**281.04**	**183.35**	**(185.03)**	**11,021.59**
B	**RESULTS**								
1	**Segment Result (PBIT)**	**554.60**	**86.98**	**578.67**	**355.17**	**(0.46)**	**29.42**		**1,604.38**
2	Unallocated Corporate Income / (Expenses)								111.75
3	Interest Expense								(284.57)
4	**Profit from ordinary activities**								**1,431.56**
5	Exceptional Items :								
	- Surplus on prepayment of sales tax loan			34.35					34.35
	- Goodwill written off			(162.45)					(162.45)
6	**Profit Before Tax**								**1,303.46**
7	Provision for Current Tax								(483.27)
8	Deferred Tax Write Back								41.21
9	**Profit after Tax**								**861.40**
	Less : Minority Interest								(15.18)
	Less : Pre-acquissition Profits								(3.85)
10	**Net Profit**								**880.43**
C	**Other Information :**								
1	**Segment Assets**	**1,250.13**	**239.55**	**7,879.58**	**581.26**	**141.33**	**423.01**		**10,514.86**
2	Unallocated Corporate Assets								910.78
3	**Total Assets**								**11,425.64**
4	**Segment Liabilities**	**195.51**	**26.90**	**993.61**	**69.58**	**39.96**	**57.95**		**1,383.51**
5	Unallocated Corporate Liabilities								5,455.95
6	Minority Interest								500.23
7	**Total Liabilities**								**7,339.69**
8	**Capital Expenditure**	**123.80**	**13.68**	**166.98**	**11.49**	**4.19**	**32.48**		**352.62**
9	**Depreciation**	**58.28**	**16.97**	**394.90**	**34.53**	**12.34**	**34.00**		**551.02**
10	**Non Cash Expenses other than Depreciation**	**7.00**		**162.45**					**169.45**

d. **Secondary Segment Reporting (by geographic segment) - Being insignificant, hence not given.**

8. **Deferred Tax Assets and Liabilities as on 31st March, 2006 are as under:**

Rs. in Crores

	Grasim & its subsidiaries	Joint Ventures	Consolidated	Previous Year
Deferred Tax Assets:				
Accrued Expenses deductible on payment basis	33.75	—	33.75	36.66
Expenses allowable in installments in Income Tax	10.32	—	10.32	11.23
Unabsorbed Losses	5.96	3.65	9.61	2.97
Unabsorbed Depreciation	—	—	—	—
Others	1.49	—	1.49	15.22
	51.52	**3.65**	**55.17**	66.08
Deferred Tax Liabilty :				
Accumulated Depreciation	1,205.78	0.00	1,205.78	1,238.47
Others	7.67	0.00	7.67	6.90
Net Deferred Tax Liability	**1,161.93**	**(3.65)**	**1,158.28**	1,179.29

9. **Related Party Transactions :**

a. Related Parties with whom transactions have taken place during the year :

Joint Ventures :

Idea Cellular Limited

AV Cell Inc., Canada

TANFAC Industries Limited - ceased to a Joint Venture w.e.f. 4th February 2006

AV Nackawic Inc., Canada - became a Joint Ventrue w.e.f. 4th October 2005

Associates :

Aditya Birla Science and Technology Company Ltd. - became Associate w.e.f. 28th March 2006

Key Management Personnel:

i) Shri Shailendra K. Jain, Manager / Whole Time Director

Relatives of Shri Shailendra K.Jain :

— Smt. Niharika Jain, Wife

— Shri Suvvrat Jain, Son

— Shri Devavrat Jain, Son

ii) Shri D D Rathi, Whole Time Director

Enterprise where significant influence exists:

— Vishal Industries and Chemicals Pvt. Ltd.

iii) Shri S Misra , Manager & CEO of UltraTech Cement Ltd.

iv) Shri V M Murlidharan, Manager of Narmada Cement Company Ltd. (upto 30th September 2005)

v) Shri S N Malpani, Manager of Shree Digvijay Cement Company Ltd.

b. Nature of Transaction

Rs. in Crores

	Particulars	Joint Venture	Associates	Key Management Personnel	Relatives of Key Management Personnel	Enterprise where significant influence exists	Total
1.	Sales & Services	Nil *0.19*	Nil *N.A.*	Nil *Nil*	Nil *Nil*	Nil *Nil*	**Nil** ***0.19***
2.	Interest and other Income Received/Receivable	Nil *Nil*	Nil *N.A.*	0.01 *0.01*	0.02 *Nil*	Nil *Nil*	**0.03** ***0.01***
3.	Purchases of goods/Payment for other services	87.73 *105.34*	Nil *N.A.*	5.60 *4.22*	0.03 *0.04*	0.01 *0.01*	**93.37** ***109.61***
4.	Finance Provided	Nil *Nil*	Nil *N.A.*	Nil *Nil*	Nil *Nil*	Nil *Nil*	**Nil** ***Nil***
5.	Interest paid	Nil *Nil*	Nil *N.A.*	Nil *Nil*	Nil *Nil*	Nil *Nil*	**Nil** ***Nil***
6.	Outstanding Balances as on 31st March 2006						
	Debtors	0.01 *0.01*	Nil *N.A.*	Nil *Nil*	Nil *Nil*	Nil *Nil*	**0.01** ***0.01***
	Loans & Advances	Nil *Nil*	0.37 *N.A.*	0.67 *0.75*	Nil *Nil*	1.60 *1.60*	**2.64** ***2.35***
	Creditors	Nil *Nil*	Nil *N.A.*	Nil *Nil*	Nil *Nil*	Nil *Nil*	**Nil** ***Nil***
	Unsecured Loan	Nil *Nil*	Nil *N.A.*	Nil *Nil*	Nil *Nil*	Nil *Nil*	**Nil** ***Nil***
7.	Guarantees and Collaterals	70.34 *70.34*	Nil *N.A.*	Nil *Nil*	Nil *Nil*	Nil *Nil*	**70.34** ***70.34***

Note: Previous Year's figures are given in Italics.

10. **Previous year's Figures**

a) The CFS of the previous year included unaudited financial statements of Tanfac Industries Ltd. and unaudited consolidated financial statements of Idea Cellular Ltd. which were then available. Subsequently, audited financial statements of Tanfac Industries Ltd. and audited consolidated financial statements of Idea Cellular Ltd. were available, which have been substituted in Previous Year's figures .

b) Previous year's figures have been regrouped / recasted whereever necessary to conform to this year's classification

The effect of above substitution on the previous year's figures and due to regrouping is as under:

	Restated Rs. Crores	Original Rs. Crores
Reserves & Surplus	3951.70	3951.27
Secured Loans	2934.55	2936.61
Deferred Tax Liability	1182.26	1182.38
Net Fixed Assets (incl. CWIP)	6285.14	6286.15
Net Current Assets	673.76	674.50
Interest accrued on Investments	1.09	1.16
Income	9659.02	9750.79
Expenses	8227.46	8319.30
Total Tax expenditure	(442.06)	(442.09)
Profit after Tax	861.40	861.30

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

(ATUL B. DESAI)
Partner

B. V. BHARGAVA
R. C. BHARGAVA
Directors

Mumbai
Dated: 14th July, 2006

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

SHAILENDRA K. JAIN
Whole-time Director

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31st MARCH, 2006

Rs. in Crores

	Grasim & its subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
A. Cashflow from Operating Activities				
a. Net profit before Tax and Exceptional Item	1542.96	12.23	**1555.19**	1431.56
Adjustment for :				
Depreciation / Amortisation	519.76	43.34	**563.10**	556.24
Interest Expenses	188.41	23.82	**212.23**	284.57
Interest Income	(29.21)	(0.25)	**(29.46)**	(80.15)
Dividend Income	(35.88)	—	**(35.88)**	(39.77)
Provision for Bad and Doubtful debts (Net)	2.07	2.32	**4.39**	0.66
Write down of assets held for disposal	—	—	—	7.00
Non Cash Items	(22.43)	(0.94)	**(23.37)**	57.67
Exchange Fluctuation on proportionate consolidation	(0.25)	(0.03)	**(0.28)**	0.22
(Profit)/ Loss on sale of Fixed Assets (Net)	3.57	(0.05)	**3.52**	(1.54)
(Profit)/ Loss on sale of Long Term Investments (Net)	(62.57)	—	**(62.57)**	(24.90)
(Profit)/ Loss on sale of Current Investments (Net)	(7.35)	(0.08)	**(7.43)**	(3.38)
b. Operating profit before working capital changes	**2099.08**	**80.35**	**2179.43**	2188.18
Adjustments for :				
Trade and other Receivables	120.96	(5.48)	**115.48**	(131.00)
Inventories	(112.93)	2.27	**(110.66)**	(287.27)
Assets held for disposal	0.97	—	**0.97**	1.84
Trade Payables	217.74	19.01	**236.75**	78.92
c. Cash generated from Operations	**2325.82**	**96.16**	**2421.98**	1850.67
Direct Taxes Paid (Net)	(436.76)	(1.32)	**(438.08)**	(427.77)
Net Cash from Operating Activities	**1889.06**	**94.84**	**1983.90**	1422.90
B. Cashflow from Investing Activities				
Purchase of Fixed Assets	(631.97)	(44.58)	**(676.55)**	(467.03)
Sale of Fixed Assets	10.95	0.26	**11.21**	21.16
Increase in Goodwill	—	—	—	(55.43)
Purchase of Investments	(650.03)	—	**(650.03)**	(231.46)
Sale of Investments	72.19	—	**72.19**	669.99
Investments/Advances in Joint Ventures, Subsidiaries & Others	(119.31)	—	**(119.31)**	(1175.78)
Net Proceeds from sale of Current Investments	—	—	—	3.37
Gain on Sale of Long Term Investments	0.08	—	**0.08**	—
Interest received	28.65	0.33	**28.98**	79.07
Dividend received	35.88	—	**35.88**	39.77
Net Cash from / (used in) Investing Activities	**(1253.56)**	**(43.99)**	**(1297.55)**	(1116.34)
C. Cashflow from Financing Activities				
Proceeds from issue of Share Capital	—	—	—	(0.51)
Proceeds from Borrowings	368.05	157.23	**525.28**	1061.69
Repayments of Borrowings	(547.75)	(188.69)	**(736.44)**	(1064.53)
Interest paid	(203.74)	(24.96)	**(228.70)**	(278.70)
Dividends paid	(150.68)	—	**(150.68)**	(134.84)
Corporate Dividend Tax	(21.91)	—	**(21.91)**	(17.24)
Net Cash from / (used in) Financing Activities	**(556.03)**	**(56.42)**	**(612.45)**	(434.13)
D. Net Increase/(Decrease) in Cash and Cash equivalent	**79.47**	**(5.56)**	**73.91**	(127.57)
Cash and Cash equivalent at beginning of the year	**147.09**	**16.38**	**163.47**	291.04
Cash and Cash equivalent at end of the year	**226.56**	**10.82**	**237.38**	163.47
(Cash and cash equivalent represent Cash and Bank balances)				

Note : Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

(ATUL B. DESAI)
Partner

B. V. BHARGAVA
R. C. BHARGAVA
Directors

Mumbai
Dated: 14th July, 2006

ASHOK MALU
Company Secretary

D. D. RATHI
Whole-time Director & CFO

SHAILENDRA K. JAIN
Whole-time Director




ADITYA BIRLA GROUP
BIRLA
PLUS
CEMENT
PREMIUM COMPOSITE CEMENT

Aditya Birla Group Companies / JVs in India

The Aditya Birla Group enjoys a leadership position in all the sectors in which it operates

I GRASIM & ITS ASSOCIATES

Grasim Industries Limited	:	Viscose Staple Fibre, Cement, Sponge Iron, Chemicals, Textiles
Subsidiaries		
• **UltraTech Cement Limited**	:	Cement
— Dakshin Cements Limited	:	Cement
— UltraTech Ceylinco Private Limited	:	Cement
• **Shree Digvijay Cement Company Limited**	:	Cement
• **Samruddhi Swastik Trading And Investments Limited**	:	Investment
• **Sun God Trading And Investments Limited**	:	Investment
Joint Ventures		
• **AV Cell Inc.,**	:	Pulp
• **Idea Cellular Limited**	:	Telecom
• **A V Nackawic Inc.,**	:	Pulp

II OTHERS

• **Hindalco Industries Limited & its subsidiaries**	:	Aluminium, Copper
— Indian Aluminium Company Limited	:	Aluminium Foil
— Bihar Caustic And Chemicals Limited	:	Caustic Soda, Liquid Chlorine, Hydrochloric Acid
• **Aditya Birla Nuvo Limited & its subsidiaries**	:	Viscose Filament Yarn, Garments, Carbon Black, Textiles (Spun Yarn & Fabrics), Insulator (Domestic Marketing), Fertilisers
— Birla Sun Life Insurance Company Limited	:	Life Insurance
— PSI Data Systems Limited & its subsidiary	:	Software Services
— TransWorks Information Services Limited	:	Business Process Outsourcing
— Birla Insurance Advisory Services Limited	:	Non-life Insurance Advisory Services
— Birla Global Asset Finance Comany Limited	:	Retail Finance Company
• **Essel Mining & Industries Limited**	:	Iron and Manganese Ore Mining, Noble Ferro Alloys, Nitrogen production
• **TANFAC Industries Limited**	:	Fluorine Chemicals